UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2 )

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

SCYTHIAN BIOSCIENCES CORP.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Province of Ontario, Canada

(Jurisdiction of Incorporation or Organization)

200-366 Bay Street, Toronto, Ontario, Canada M5H 4B2

(Address of Principal Executive Offices)

Jonathan Gilbert

200-366 Bay Street

Toronto, Ontario

Canada M5H 4B2

Email: Jgilbert@scythianbio.com

Phone: 212-729-9208

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Harvey J. Kesner, Esq.

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Fl.

New York, New York 10036

(212) 930-9700

(212) 930-9725 (fax)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	TSX Venture Exchange
Common Shares, no par value	NASDAQ Stock Market LLC
Rights to Purchase Common Shares	NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s class as of the close of the period covered by the annual report. Not Applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [  ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [  ] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [  ] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to us the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. [  ]

† The term “new or revised financial accounting standard” refers to any updates issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [  ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 of 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [  ] No [  ]

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GLOSSARY OF CERTAIN TERMS

The following is a glossary of certain terms used in this registration statement, unless the context otherwise requires:

●	“ACMPR” refers to the Access to Cannabis for Medical Purposes Regulations (Canada);

●	“Agency Agreement” means the agency agreement entered into among Scythian, SBI and the Agents on March 13, 2017, in connection with the Private Placement Financing;

●	“Agency Agreement Amendment” means the amendment to the terms of the Agency Agreement to allow for the SBI Consolidation;

●	“Amalgamation” refers to the amalgamation of SBI and Subco pursuant to the CBCA on terms set forth in the Business Combination Agreement;

●	“Articles of Amalgamation” refers to the articles of amalgamation filed with Corporations Canada in order to effect the Amalgamation;

●	“Business Combination” refers to the business combination among Scythian, SBI and Subco under which the business assets of Scythian were combined with those of SBI, as a reverse takeover of Scythian by SBI, to form the Resulting Issuer;

●	“Business Combination Agreement” refers to the agreement dated June 6, 2017, between Scythian, SBI and

●	“CBCA” refers to the Canada Business Corporations Act, as amended from time to time;

●	“CDSA: refers to the Controlled Drugs and Substances Act (Canada);

●	“Common Shares,” “Scythian Shares,” “common shares,” “our shares” and similar expressions refer to our common shares, no par value per share;

●	“Company,” “Resulting Issuer,” “we,” “us,” “our,” “Scythian” refers to Scythian Biosciences Corp. (formerly known as Kitrinor Metals Inc.), a company incorporated under the Business Corporations Act (Ontario);

●	“Consolidation” refers to the SBI Consolidation and the Scythian Consolidation in connection with the Business Combination;

●	“DSU” and the “DSU Plan” refer to a deferred share unit and the deferred share unit plan of Scythian, respectively;

●	“Financings” refers to, collectively, the Private Placement Financing and the Non-Brokered Private Placement;

●	“FSE” refers to the Frankfurt Stock Exchange;

●	“Go Green” refers to Go Green B.C. Medicinal Marijuana Ltd., a company incorporated under the laws of the Province of British Columbia, and a wholly-owned subsidiary of SBI;

●	“MMAR” refers to Marihuana Medical Access Regulations, as amended from time to time;

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●	“MMPR” refers to Marihuana for Medical Purposes Regulations, as amended from time to time;

●	“Name Change” refers to the Company’s name change from “Kitrinor Metals Inc.” to “Scythian Biosciences Corp.”

●	“NASDAQ” refers to the NASDAQ Capital Market.

●	“Non-Brokered Private Placement” refers to the non-brokered private placement offering of SBI Shares completed on March 20, 2017, and March 31, 2017, pursuant to which SBI issued 29,659,460 (370,743 post-consolidation) SBI Shares at $0.10 ($8.00 post-consolidation) per share for aggregate gross proceeds of $2,965,946;

●	“OBCA” refers to the Business Corporations Act (Ontario), as amended from time to time;

●	“OTCPink” refers to the OTC Pink Tier of the OTC Markets, Inc.;

●	“Private Placement Financing” refers to, the sale by SBI of SBI Subscription Receipts in accordance with the terms of the Agency Agreement at a price of $0.40 ($8.00 post-consolidation) per SBI Subscription Receipt for gross proceeds of $13,085,000 completed March 13, 2017, together with the second tranche closing completed March 31, 2017, for gross proceeds of $200,000 through the issuance of an aggregate of 33,212,500 (1,660,625 post-consolidation) SBI Subscription Receipts;

●	“Non-Brokered Private Placement” refers to the non-brokered private placement offering of SBI Shares completed on March 20, 2017, and March 31, 2017, pursuant to which SBI issued 29,659,460 (370,743 post-consolidation) SBI Shares at $0.10 ($8.00 post-consolidation) per share for aggregate gross proceeds of $2,965,946;

●	“SBI Shares” means the issued and outstanding Class A common shares in the capital of SBI;

●	“SBI Subscription Receipts” means, subject to the SBI Subscription Receipt Amendment, the subscription receipts issued by SBI pursuant to the Private Placement Financing with each converting for no additional consideration into one SBI Post-Consolidation Share and subsequently shall be automatically exchanged at the Effective Time, without additional consideration therefor, for 0.05 Scythian Shares;

●	“SBI Subscription Receipt Agreement” means the subscription receipt agreement dated March 13, 2017, as amended, by and among Scythian, SBI, TSX Trust, and Clarus Securities Inc., Haywood Securities Inc. and Cannacord Genuity Corp., as set forth in the Agency Agreement;

●	“SBI Subscription Receipt Amendment” means the amending agreement dated June 8, 2017 to the terms of the Private Placement Financing to amend the conversion of SBI Subscription Receipts into 0.05 Scythian Shares;

●	“SBI” refers to Scythian Biosciences Inc., a company incorporated under the Canada Business Corporations Act, as amended from time to time;

●	“SBI Consolidation” refers to the consolidation of SBI Shares, on the basis of one (1) new Scythian SBI Share for every eighty (80) SBI Shares issued and outstanding prior to the completion of the Amalgamation;

●	“Scythian Consolidation” refers to the consolidation of the Scythian Shares, on the basis of one (1) new common share for every twenty (20) common shares issued and outstanding prior to the completion of the Amalgamation;

●	“Subco” refers to 10188760 Canada Inc., a corporation incorporated pursuant to the Canada Business Corporations Act, as amended from time to time, and a wholly-owned subsidiary of Scythian before the Amalgamation.

●	“TSXV” or the “Exchange” refers to the TSX Venture Exchange Inc.

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INTRODUCTION

On June 6, 2017, we entered into a business combination agreement (the “Business Combination Agreement”) with Scythian Biosciences Inc. (“SBI”) and our wholly-owned subsidiary, 10188760 Canada Inc. (“Subco”) for the purpose of acquiring 100% of the issued and outstanding common shares of SBI (the “Business Combination”). The Business Combination Agreement contemplated, among other things, the amalgamation of SBI and Subco, such that upon completion, SBI will become our wholly-owned subsidiary (the “Amalgamation”).

Effective August 1, 2017, 2017, we filed a Certificate of Amendment to our Articles of Incorporation to change our name from “Kitrinor Metals Inc.” to “Scythian Biosciences Corp.” (“Scythian”) in connection with the Business Combination. On August 1, 2017, 2017, we filed articles of amalgamation with Corporations Canada in order to effect the Amalgamation.

Scythian Biosciences Corp. was incorporated under the laws of the Business Corporations Act (Ontario) on January 28, 2005. The principal market to purchase our common shares, no par value per share, is the TSX Venture Exchange, or TSXV, under the symbol “SCYB”. Our common shares are also listed for quotation in the United States on the OTCPink Tier of the OTC Markets, Inc. under the symbol “SCYFF” and in Germany on the Frankfurt Stock Exchange under the symbol “9SB”. We are filing this registration statement on Form 20-F in anticipation of the listing of our common shares on the NASDAQ Capital Market under the symbol “SCYB”. We intend to appoint an agent to act as our share registrar and transfer agent to register and deliver our common shares in the United States for the NASDAQ Capital Market.

All references in this Form 20-F to “the Company”, “Scythian”, “we”, “us”, or “our” refer to Scythian Biosciences Corp. and the subsidiaries through which it conducts its business, unless otherwise indicated or the context requires otherwise.

The financial statements appearing in this registration statement on Form 20-F are prepared in Canadian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements contained herein were prepared in accordance with generally accepted accounting principles in the United States.

CURRENCY TRANSLATION

Unless otherwise indicated, all references to “dollars” or the use of the symbol “$” are to Canadian dollars, and all references to “U.S. dollars” or “US$” are to United States dollars. See “Exchange Rate Data” under Item 1 for relevant information about the rates of exchange between Canadian dollars and United States dollars.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Securities Exchange Act of 1934, or the Exchange Act.

Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

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Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a non-binding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. So long as we are a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period.

FOREIGN PRIVATE ISSUER STATUS

We are also considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission, or SEC, as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus, including matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “anticipate,” “believe,” “estimate,” “may,” “expect” and similar expressions are generally intended to identify forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this registration statement, as well as other factors which may be identified from time to time in our other filings with SEDAR or the Securities and Exchange Commission, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

Such forward-looking statements include, but are not limited to, statements about:

●	fluctuations in the market price of our securities;
●	our dual-listing on the TSXV and NASDAQ, assuming our listing application is approved;
●	potential dilution to the holders of our securities as a result of future issuances of our securities;
●	fluctuations in our results of operations;
●	the accuracy of our financial forecasts and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;
●	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights;
●	government regulatory and industry certification approvals for our products; and
●	other risks and uncertainties described in this prospectus.

The forward-looking statements in this registration statement represent our views as of the date of this registration statement. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this prospectus.

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PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management.

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B. Advisers.

Our legal advisors are Gowling WLG (Canada) LLP, with a business address at 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario M5X 1G5 Canada, and Sichenzia Ross Ference Kesner LLP, with a business address at 1185 Avenue of the Americas, 37th floor, New York, NY 10036.

C. Auditors.

Our auditor is MNP LLP, with a business address at 111 Richmond St. W, #300, Toronto, Ontario M5H 2G4, Canada.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables set out certain selected financial information of Scythian Biosciences Corp., or Scythian, for the years ended December 31, 2016, 2015 and 2014 prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The selected financial information has been derived from our audited financial statements for the years ended December 31, 2016, 2015 and 2014.

Selected Financial Data

Scythian Biosciences Corp.

Statement of Loss Data	Year Ended December 31, 2016 (audited)	Year Ended December 31, 2015 (audited)	Year Ended December 31, 2014 (audited)
Total Expenses	(83,007)	$(125,470)	$(194,487)
Net Income (loss)	(72,074)	$(125,470)	$(194,487)

Balance Sheet Data	As at December 31, 2016 (audited)	As at December 31, 2015 (audited)	As at December 31, 2014 (audited)
Cash and Cash Equivalents	2,874	280	1,859
Total Assets	7,748	3,327	10,512
Total Liabilities	22,614	444,119	325,834
Shareholders’ Equity	(14,866)	(440,792)	(315,322)

The following tables set out certain financial information of Scythian Biosciences Inc., or SBI, for the years ended March 31, 2017, 2016, and 2015, prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The selected financial information has been derived from SBI’s audited financial statements for the years ended March 31, 2017, 2016, and 2015.

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Selected Financial Data

Scythian Biosciences Inc.

	Year ended March 31, 2017	Year ended March 31, 2016	Period From July 9, 2014 to March 31, 2015
Total revenue	$-	$-	$-

Net loss	(2,976,064)	(3.058.535)	(887,387)

Loss per share, basic and fully diluted(1)	(3.82)	(7.58)	(3.74)

Total assets	2,732,335	1,204,421	886,690

Long-term liabilities	-	-	-

Working capital (deficiency)	41,336	(456,430)	673,134

Dividends	-	-	-

(1) All per share numbers have been presented on a post consolidated basis for consistency.

Selected Pro Forma Financial Information

	For the Four Month Period Ended July 31, 2017	For the Year Ended March 31, 2017
Total revenue	$-	$-

Net loss and comprehensive loss	$(12,483,353)	$(14,190,668)

Loss per share, basic and fully diluted (1)	$(2.40)	$(4.75)

Dividends	-	-

(1) All per share numbers have been presented on a post consolidated basis for consistency.

Our audited and unaudited interim financial statements are presented in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

You should read the summary historical consolidated financial data in conjunction with our consolidated financial statements and related notes, as well as our pro forma financial information and related notes, included in this registration statement beginning on page F-1 and with the information appearing in “Item 5. Operating and Financial Review and Prospects”. Our historical results do not necessarily indicate our expected results for any future periods.

Exchange Rate Data

The following table sets forth, for each period indicated, the high, low and average exchange rates for Canadian dollars expressed in United States dollars, provided by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this registration statement may vary. The average exchange rate is calculated by using the average of the closing prices on the last day of each month during the relevant period. On December 1, 2017, the noon exchange rate for 1 Canadian dollar expressed in United States dollars as reported by the Bank of Canada, was Cdn$1.00 = US$0. 7856.

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$1 Canadian dollar equivalent in U.S. dollars	High(1)	Low(1)	Average
Year ended December 31, 2012	1.0371	0.9576	1.0010
Year ended December 31, 2013	1.0188	0.9314	0.9662
Year ended December 31, 2014	0.9444	0.8568	0.9021
Year ended December 31, 2015	0.8562	0.7141	0.7756
Year ended December 31, 2016	0.8002	0.6821	0.7564
Year ended December 31, 2017 (through March 31)	0.7683	0.7400	0.7555

January 2017	0.7675	0.7443	0.7580
February 2017	0.7683	0.7548	0.7630
March 2017	0.7517	0.7400	0.7470
April 2017	0.7533	0.7320	0.7439
May 2017	0.7437	0.7276	0.7350
June 2017	0.7706	0.7405	0.7521
July 2017	0.8034	0.7703	0.7883
August 2017	0.8075	0.7883	0.7979
September 2017	0.8246	0.8018	0.8221
October 2017	0.8018	0.7756	0.7756
November 2017	0.7885	0.7759	0.7759

Notes:

(1)	The high and low exchange rates are intra-day values rather than noon or closing rates.

B. Capitalization and Indebtedness

Prior to completion of the Business Combination, on August 1, 2017, we effected a consolidation of our common shares on the basis of one-for-twenty (1-for-20). On August 1, 2017, SBI effected a consolidation of its common shares on the basis of one-for-eighty (1-for-80). Immediately following the completion of the Business Combination, on August 1, 2017, each common share of SBI was exchanged for one (1) validly issued, fully paid and non-assessable common share of Scythian following the Business Combination.

Share Capital & Liabilities	Amount Authorized	As of the date of this Registration Statement
Common Shares	Unlimited		5,354,891
Shareholders’ (deficit) equity(1)	-		$10,973,190	(1)
Long-term Debt	-	$	Nil
Options	10% of issued and outstanding Common Shares		230,050
Warrants	-		624,446
DSUs	Maximum of 200,000, combined with the Options not to be greater than 10% of issued and outstanding Common Shares		143,750

(1) Based on the consolidated financial statements of Scythian Biosciences Corp. for the period ended September 30, 2017.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

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D. Risk Factors

The following information sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this annual report. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

Risks Related to Business and Financial Condition

We have incurred substantial operating losses since our inception.

We have incurred substantial operating losses since our inception. For the years ended March 31, 2017 and 2016, we incurred net losses of $2,976,064 and $3,058,535, respectively. As of March 31, 2017, we had an accumulated deficit of $6,921,986. For the six-month period ended September 30, 2017, we incurred net losses of $12,520,884. As at September 30, 2017, we had an accumulated deficit of $20,589,165. Our consolidated financial statements have been prepared on a going concern basis, which assumes that an entity will be able to realize its assets and discharge its liabilities in the ordinary course of business. Our independent registered accountants have indicated in their report on our March 31, 2017 financial statements that there exists a material uncertainty relating to conditions that cast significant doubt on our ability to continue as a going concern, including our significant spending commitments under our collaborative research agreement with the University of Miami and our ability to continue to raise adequate financing on reasonable terms in order to fulfill these obligations as they come due until we become profitable. Our continuation as a going concern is dependent upon our ability to obtain financing sufficient to continue to fund our continued commitments and operations.

The application of this going concern concept is dependent on our ability to receive continued financial support from our stakeholders and, ultimately, on our ability to generate profitable operations. On October 6, 2017, we amended our research agreement with the University of Miami to provide for quarterly payments as opposed to annual payments. Based on the resulting effect of the amendment, management is of the opinion that we have sufficient working capital available to meet our liabilities and commitments as they come due for the next twelve months from September 30, 2017.

You should consider our registration statement in light of the risks and difficulties frequently encountered by development stage companies. We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. We have not yet commercialized any of our drug candidates or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, consummate out-licensing agreements, obtain regulatory approval for our drug candidates and technologies and successfully commercialize them.

We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage pre-clinical development and clinical trials for our current and new product candidates;

●	seek regulatory approvals for our product candidates;

●	implement internal systems and infrastructures;

●	seek to license additional technologies to develop;

●	hire management and other personnel; and

●	progress product candidates towards commercialization.

If our product candidates fail in clinical trials or do not gain regulatory clearance or approval, or if our product candidates do not achieve market acceptance, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to continue to fund our operations to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

We will require substantial additional financing to continue to fund our operations and commitments. As of September 30, 2017, we had approximately $10,030,141 in cash, cash equivalents and bank deposits, working capital of approximately $10,315,513 and an accumulated deficit of approximately $20,589,165.

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As of the date of this registration statement, we have sufficient cash and cash commitments to fund operations based on existing business plans for at least the next twelve months if we do not raise additional capital. We have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing our product candidates. These expenditures may include, but are not limited to, costs associated with funding our University of Miami Research Agreement (See “Item 4. Information on the Company”), research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting CMOs and CROs, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we may require additional funds in the future, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

●	the number and characteristics of products we develop;
●	the scope, progress, results and costs of researching and developing our product candidates and conducting preclinical and clinical trials;
●	the timing of, and the costs involved in, obtaining regulatory approvals;
●	the cost of commercialization activities if any are approved for sale, including marketing, sales and distribution costs;
●	the cost of manufacturing any product candidate we successfully commercialize;
●	our ability to establish and maintain strategic partnerships, licensing, supply or other arrangements and the financial terms of such agreements;
●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;
●	the costs of in-licensing further patents and technologies.
●	the cost of development of in-licensed technologies
●	the timing, receipt and amount of sales of, or royalties on, any future products;
●	the expenses needed to attract and retain skilled personnel; and
●	any product liability or other lawsuits related to existing and/or any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates or any future products.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

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We will incur significant increased costs as a result of the listing of our securities for trading on NASDAQ and thereby becoming a public company in the United States as well as in Canada, and our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. and Canadian requirements.

Upon the listing of securities on NASDAQ, we will become a publicly traded company in the United States. As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before the listing. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC and NASDAQ. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including the rules and regulations adopted by the SEC and NASDAQ, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees, if any, or as executive officers.

Risk Factors Relating to our Business Following the Business Combination

We recently changed our business plan from operating as a junior mining exploration company to operating as a life sciences company, and there can be no certainty that we will achieve our business objectives.

Upon completion of the Business Combination, we became a life sciences company, continuing the business of SBI. We are engaged in the research, development and commercialization of cannabinoid-like compounds. Our current operations are subject to risks incidental to the nature of the business, the legal and economic climate in which we operate. Our development and actual operating results may be very different from those expected as at the date of this registration statement.

Our business objectives are to grow and realize value from our current business. We are currently focused on the development of drug products, primarily the Combination Therapy, which is the proprietary methodology forming the basis of our patent application and which utilizes a combination of two drugs to inhibit both inflammation as well as other aspects of the immune response in the brain that occurs following a concussion or other traumatic brain injury. Our patent application focuses on using two or more alternative therapies in combination in order to combat the injury resulting from such inflammation and other aspects of the immune system response. We are also focused on seeking a strategic partner to undertake the manufacturing and marketing in the event our drug candidates are successfully developed.

In order for us to achieve our business objectives, we believe it is important that we achieve the following milestones:

●	The completion of a pre-clinical study over the next 1 to 2 years, with an estimated cost of US$3-4 million;
●	The completion of a successful clinical study over the next 5 years, with an estimated cost of US$7-10 million.
●	The successful grant of the Combination Therapy drug’s patent application over the next 3-7 years, with an estimated cost of US$35,000.
●	Regulatory approval of our Combination Therapy for traumatic brain injury, or TBI.

There can be no certainty that we will be successful in reaching our milestones, or that we will be able to implement successfully the strategies set out in this registration statement. No representation is or can be made as to our future performance and there can be no assurance that we will achieve our milestones or objectives.

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We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

We are in the research and development stage of our business operations. We will likely operate at a loss until one of our lines of business becomes established and therefore will likely require additional financing in order to complete our R&D and to fund our ongoing and future operations. The failure to raise such capital could result in the delay or indefinite postponement of our current business objectives or our going out of business. Our ability to secure any required financing to sustain our operations will depend in part upon prevailing capital market conditions, as well as our business success. There can be no assurance that we will be successful in our efforts to secure any additional financing or additional financing on terms satisfactory to our management. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase our debt levels above industry standards. Neither our articles nor our by-laws limit the amount of indebtedness that we may incur. Our level of indebtedness from time to time could impair our ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

We have a limited operating history and as a result there is no assurance we can operate on a profitable basis.

Our operations are mainly conducted through our wholly-owned subsidiary, Scythian Biosciences Inc., or SBI. SBI was incorporated under the under the Federal laws of Canada on July 9, 2014 under the name “Valens Agritech Canada Inc.” On April 16, 2015, Valens filed a Certificate of Amendment changing its name to Spartan Cannabis Corp. On October 20, 2015, Spartan Cannabis Corp. filed a Certificate of Amendment changing its name to Scythian Biosciences Inc.

Following completion of the Amalgamation, we are now subject to all of the business risks and uncertainties associated with any early-stage enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

SBI has incurred significant operating losses since inception and substantially all losses have resulted from expenses incurred in connection with research and development and general and administrative costs associated with operations. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as it implements initiatives to continue to grow its business. If we cannot produce revenue to offset these expected increases in costs and operating expenses, we will not be profitable. There is no assurance that we will generate revenue and be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

We have had a history of losses, we expect to continue to incur further losses, and we may be unable to achieve or sustain profitability.

SBI has not generated revenues as of the date of this registration statement. The ability to generate revenue depends upon the ability to successfully commercialize its intellectual property or other product candidates that we develop or acquire in the future. As of the date of this registration statement, there is no expectation to generate revenue in the foreseeable future.

There is no assurance that if regulatory approval is achieved for the product candidates, revenues will be generated. The ability to generate revenue further depends on additional factors, including:

●	successful completion of development activities, including the additional preclinical studies and planned clinical trials for the product candidates;
●	completion and submission of New Drug Applications to the FDA and Marketing Authorization Applications to the European Medicines Agency;
●	obtaining regulatory approval from the FDA and European Medicines Agency for indications for which there is a commercial market;
●	raising substantial additional capital to fund operations;
●	securing and maintaining strategic collaborations with partners to test, commercialize and manufacture product candidates;
●	manufacturing approved products in commercial quantities and on commercially reasonable terms;
●	developing a commercial organization, or finding suitable partners, to market, sell and distribute approved products;
●	achieving acceptance among patients, clinicians and advocacy groups for any developed products;
●	the successful grant of patents for drugs under development;
●	obtaining coverage and adequate reimbursement from third parties, including government payors; and
●	setting a commercially viable price for any approved products.

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The success of our business is dependent on the expertise of our senior management, and the loss of any member of senior management could have a material adverse effect on our business, operating results or financial condition.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management could have a material adverse effect on our business, operating results or financial condition.

Our failure to effectively manage the growth of our business could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to the Regulations and Regulatory Approval

We are dependent on the success of our product candidates, none of which may receive regulatory approval or be successfully commercialized.

Our success will depend on our ability to successfully commercialize our product pipeline, including commercialization of our Combination Therapy and our other cannabinoid product candidates. We are in the early stages of development and pre-clinical trials. The success of our product candidates is dependent on

Failure to maintain regulatory compliance and failure to obtain the requisite licenses or approvals from various regulatory authorities to conduct operations may have a materially adverse effect on our business, results of operations and financial condition.

Our business activities are subject to regulation by governmental authorities, particularly in the United States and other jurisdictions where we intend to test and, if approved, market its product candidates. Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of our products. We cannot predict the outcome of the FDA, European Medicines Agency and other regulatory agencies’ regulatory approval process. Similarly, we cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, results of operations and financial condition.

Current products under development contain controlled substances as defined in the US federal Controlled Substances Act of 1970 (the “CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Because of this, doctors may not prescribe cannabis for medical use under federal law, although they can recommend its use under the First Amendment. Containing a controlled substance will subject the product candidates to a high degree of regulation and/or the possibility that the product might not be approved for use due to the application of these regulations.

Currently, 29 U.S. states, the District of Columbia and the U.S. territories of Guam and Puerto Rico allow the use of medical cannabis. Voters in the states of Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon and Washington have approved ballot measures to legalize cannabis for adult recreational use. Such state and territorial laws are in conflict with the federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, the development of a legal cannabis industry under the laws of these states is in conflict with the CSA, which makes cannabis use and possession illegal on a national level. The United States Supreme Court has confirmed that the federal government has the right to regulate and criminalize cannabis, including for medical purposes, and that federal law criminalizing the use of cannabis preempts state laws that legalize its use.

We will incur ongoing costs and obligations related to regulatory compliance. Our failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of our operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition.

Failure to obtain regulatory approval for product candidates from the various regulatory authorities would have a material adverse effect on our business, financial condition and operating results.

Our ability to successfully produce the product candidates is dependent on extensive ongoing regulatory compliance and reporting requirements by the Drug Enforcement Agency, FDA, European Medicines Agency, and other foreign regulatory authorities (“Reporting Requirements”). Failure to comply with the requirements and terms of the Reporting Requirements could have a material adverse impact our business, financial condition and operating results. There is no assurance that continuous regulatory approval will be given for the product candidates. Should regulatory approval not be continued, our business, financial condition and operating results would be materially adversely affected.

Even if we receive regulatory approval for our product candidates, this approval may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which we can market a product or the patient population that may utilize the product, or may be required to carry a warning on its packaging. Once a product candidate is approved, we remain subject to continuing regulatory obligations, such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of promotion and marketing.

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In addition, even when product development is successful and regulatory approval has been obtained; our ability to generate sufficient revenue would depend on the acceptance of our products by physicians and patients. We cannot assure you that our Combination Therapy or our other product candidates will achieve the expected level of market acceptance and revenue if and when they obtain the requisite regulatory approvals, if at all. The market acceptance of any product depends on a number of factors, including the indication statement and warnings required by regulatory authorities in the product label, continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product, reimbursement from third-party payers such as government health care systems and non-governmental third-party payers, the price of the product, the nature of any post-approval risk management activities mandated by regulatory authorities, competition, and marketing and distribution support.

Further, the success and acceptance of a product in one country may be negatively affected by our activities in another. By way of example, our approval and pricing strategy in Europe could create post-approval commitments to EMA and other European regulators that damages our market or price in the U.S. Likewise, if we fail to adapt our approach to clinical trials in the U.S. market to meet the needs of EMA or other European regulatory authorities, or to generate the health economics and outcomes research data needed to support pricing and reimbursement negotiations in Europe, we may have difficulties obtaining marketing authorization for our products from EMA and may have difficulties obtaining pricing and reimbursement approval for our products at a national level. Any factors preventing or limiting the market acceptance of our products could have a material adverse effect on our business, results of operations and financial condition.

Legislative or regulatory reform of the health care system in the United States and foreign jurisdictions may affect our ability to profitably sell our products, if approved.

Our ability to commercialize our product candidates successfully, alone or with collaborators, will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers and other third-party payers. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payers of health care services to contain or reduce health care costs may adversely affect our ability to set prices for our products which we believe are fair, and our ability to generate revenues and achieve and maintain profitability.

Specifically, in both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, enacted in the United States in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers. Proposals have been made to repeal or modify the ACA, but it is not clear at this point whether such proposals will be adopted.

We expect additional federal and state proposals and health care reforms to continue to be proposed by legislators, which could limit the prices that can be charged for the products we develop and may limit our commercial opportunity.

The continuing efforts of government and other third-party payers to contain or reduce the costs of health care through various means may limit our commercial opportunity. It will be time consuming and expensive for us to go through the process of seeking coverage and reimbursement from Medicare and private payers. Our products may not be considered cost effective, and government and third-party private health insurance coverage and reimbursement may not be available to patients for any of our future products or sufficient to allow us to sell our products on a competitive and profitable basis. Our results of operations could be adversely affected by ACA, changes to the ACA, and by other health care reforms that may be enacted or adopted in the future. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our ability to generate revenue in the U.S. market and maintain profitability.

As of the date of this registration statement, we are unable to ascertain the regulatory reimbursement schedule for pharmaceuticals that include cannabinoids, as we anticipate that our product candidates will not be available to the market for at least five years. The current regulatory framework as it relates to cannabinoids is ever-evolving, and we are not able to predict the regulatory scheme as it relates to these drugs, as well as with respect to the reimbursement of health care expenses that may impact our pricing to the market.

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The laws, regulations and guidelines governing the Medical Marijuana industry are evolving and subject to change, which may have an adverse effect on our business and ability to maintain regulatory compliance.

The commercialization of products containing cannabinoids is a new industry and we anticipate that such regulations will be subject to change. Our operations are subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, import, export, management, packaging/labelling, advertising, sale, transportation, distribution, storage and disposal of the product candidates but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. To the best of our knowledge, we are currently in compliance with all such laws, and any changes to such laws, regulations, guidelines and policies due to matters beyond our control may cause adverse effects on our operations.

There can be no assurance that we will receive regulatory approval for any of our product candidates, which is necessary before they can be commercialized for pre-clinical testing and clinical trials, and the failure to receive such approval would have a materially adverse impact on our business, results of operations and financial condition.

Prior to obtaining regulatory approval for sale of our product candidates, we must conduct preclinical testing and clinical trials. The results of the preclinical testing and clinical trials are uncertain and a product candidate can fail at any stage of clinical development. The historic failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables.

If we do not successfully complete preclinical and clinical development, we will be unable to market and sell products derived from our product candidates and generate revenues. Even if clinical trials are successfully completed, those results are not necessarily predictive of results of additional trials that may be needed before a new drug application, may be submitted to the FDA.

The testing process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources. As a result, we cannot assure that pre-clinical or clinical trials will begin or be completed on schedule, as the commencement and completion of clinical trials can be delayed for various reasons. A clinical trial may be suspended or terminated by us, the FDA, Institutional Review Board, ethics committees, data safety monitoring boards or other foreign or U.S. regulatory authorities overseeing the clinical trial at issue due to a number of factors, including, among others: failure to conduct the clinical trial in accordance with regulatory requirements; inspection of clinical trial sites by regulatory authorities which requires corrective action by us, including the imposition of a clinical hold; unforeseen safety issues; adverse side effects or lack of effectiveness of the product candidates; and changes in government regulations or administrative actions.

Pre-clinical or clinical trials may also be delayed, suspended or terminated due to a lack of effectiveness of product candidates during clinical studies; adverse events, safety issues or side effects relating to the product candidates or their formulation; inability to raise additional capital in sufficient amounts to continue clinical trials or development programs, which are very expensive; the need to sequence clinical studies as opposed to conducting them concomitantly in order to conserve resources; our inability to enter into collaborations relating to the development and commercialization of product candidates; failure by us or our collaborators to conduct clinical trials in accordance with regulatory requirements; our inability or the inability of its collaborators to manufacture or obtain from third parties materials sufficient for use in preclinical and clinical studies; governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results; failure of Scythian’s collaborators to advance its product candidates through clinical development; delays in patient enrolment, variability in the number and types of patients available for clinical studies, and lower-than anticipated retention rates for patients in clinical trials; difficulty in patient monitoring and data collection due to failure of patients to maintain contact after treatment; a regional disturbance where we or our collaborative partners are enrolling patients in our clinical trials, such as a pandemic, terrorist activities or war, or a natural disaster; and varying interpretations of data by the FDA and similar foreign regulatory agencies.

There is also the risk of a delay in the project due to the unavailability of the pharmaceutical components of the drug regimen or the willingness or availability of test subjects. The components of the drug regimen are experimental drugs which have limited manufacturers. These drug components may be or become unavailable. The drugs are also derivatives of cannabis and are subject to strict regulatory controls which could also impact or interfere with the Company’s ability to obtain a supply of the drugs for its testing program.

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We are heavily dependent on third parties for our pre-clinical testing and clinical trials, and the failure of third parties to maintain compliance with applicable regulatory requirements could have a materially adverse effect on our costs and results of operations.

We rely on contract research organizations, particularly the contract with the University of Miami, clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies due to a lack of internal resources to perform these functions. Outsourcing these functions involves risk that third party providers may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. If any contract research organization fails to comply with applicable regulatory requirements, the clinical data generated in the clinical trial may be deemed unreliable to regulatory authorities. Additional clinical trials may be required before approval of marketing applications will be given. We cannot provide assurance that all third party providers will meet the regulatory requirements for clinical trials. Failure of third party providers to meet regulatory requirements could result in repeat preclinical and clinical trials, which would delay the regulatory approval process or termination of preclinical and clinical trials. Reliance on third party providers could result in a material adverse effect on our costs and results of operations.

There can be no assurance that positive results of preclinical testing will be predictive of the results of planned clinical tries, and the failure to produce positive results in clinical trials of the product candidates could have a materially adverse effect on our business.

The results of our preclinical testing may not necessarily be predictive of the results from the planned additional clinical trials in humans. We may encounter significant setbacks in clinical trials after achieving positive results in preclinical and early clinical development. Significant setbacks can be caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Preclinical and clinical data is susceptible to varying interpretations and analyses, and there is the potential that product candidates that performed satisfactorily in preclinical studies and clinical trials fail to obtain U.S. Food and Drug Administration and European Medicines Agency approval. Failure to produce positive results in clinical trials of the product candidates could result in a material adverse effect to our development timeline, regulatory approval, commercialization prospects and business and financial prospects.

Our ability to generate revenue is based on our ability to market our product candidates in multiple jurisdictions in which we have limited experience, failure to successfully market our product candidates could have a material adverse effect on our business, results of operations and financial condition.

We will focus financial and managerial resources on research programs relating to the use of the cannabinoid combination therapy for the prevention and treatment of concussions and traumatic brain injury. There is a risk of product failure if the combination therapy proves to be unsafe, ineffective or inadequate for clinical development or commercialization. The combination therapy may also fail to exceed the efficacy of the individual component therapies separately. We may forego or delay pursuit of opportunities with other product candidates that could potentially prove to have commercial potential. Our resource allocation decisions could result in failure to capitalize on viable commercial products or profitable market opportunities.

If product development is successful and regulatory approval is obtained, our ability to generate revenue depends on the acceptance of the product candidates by physicians and patients. Factors which affect market acceptance include the indication statement and warnings approved by regulatory authorities on the product label, continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product candidates, reimbursement from third-party payors such as government healthcare systems and insurance companies, the price of the product, the nature of any post-approval risk management plans mandated by regulatory authorities, competition, and marketing and distribution support. Factors preventing market acceptance of the product candidates could have a material adverse effect on our business, results of operations and financial condition.

Our ability to generate revenue is based on its ability to market the product candidates in multiple jurisdictions where we have limited experience. This risk could have a material adverse effect on our business, results of operations and financial condition.

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The use of any of our product candidates could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

If we obtain regulatory approval for our product candidates, as a manufacturer and distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claims or regulatory action against us could result in increased costs, could adversely affect the reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products.

We rely on third party manufacturers for the research and development of its product candidates, and there can be no assurance that such manufacturers will supply satisfactory qualify or be delivered in a timely manner.

Our ability to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, and parts, including Dexanabinol, Cannabidiol (“CBD”) and other cannabinoid components. No assurances can be given that we will be successful in maintaining the required supply of skilled labor, equipment, parts and components.

We rely on third parties to supply the materials for and manufacturer the research and development of the product candidates. We cannot provide assurance that the supply of research and development, preclinical and clinical development drugs and other materials will not be limited, interrupted, restricted in certain geographic regions, be of satisfactory quality or be delivered in a timely manner. For the purposes of conducting clinical human trials, the constituent products of the combination therapy must be produced by a Good Manufacturing Practices (“GMP”) manufacturer. If we are unable to obtain constituent parts of the combination therapy produced by a GMP manufacturer, we may be restricted from conducting or completing clinical trials which would have a materially adverse effect on our business and operations.

Manufacturers of therapeutic products and their facilities are subject to review and periodic inspections by the FDA, the European Medicines Agency and other comparable regulatory authorities for compliance with regulations. Manufacturers of controlled substances must obtain and maintain necessary Drug Enforcement Agency and state registrations and registrations with applicable foreign regulatory authorities. Manufacturers of controlled substances must establish and maintain processes to ensure compliance with Drug Enforcement Agency and state registrations and requirements of applicable foreign regulatory authorities governing, among other things, the storage, handling, security, record keeping and reporting for controlled substances. If there are issues with the facility where our product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or on us, including requiring a recall or withdrawal of the product from the market or suspension of manufacturing. The occurrence of problems with a facility may inhibit our ability to commercialize the product candidates and may otherwise have a material adverse effect on our business, financial condition and results of operations.

Security breaches and other disruptions could compromise our information, expose us to liability and harm our reputation.

Our information technology and internal infrastructure is susceptible to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Significant disruption to the availability of information technology and internal infrastructure could cause delays in research and development work. We would incur liability and development of product candidates would be delayed if any disruption or security breach were to result in a loss of, or damage to, the our data.

Failure to obtain or maintain import or export licenses for our product candidates would have a material adverse effect on our business, results of operations and financial condition.

Our shipment, import and export of the product candidates and the active pharmaceutical ingredients used to manufacture our proprietary cannabinoid-based combination drug therapy for the treatment of concussions and traumatic brain injury requires import and export licenses. The import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. The granting and maintenance of these licenses is uncertain. Any failure to obtain or maintain an import or export license would have a material adverse effect on our business, our ability to appropriately test our product candidates, our results of operations or our financial condition.

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In the event licenses are granted, we may depend on fast and efficient courier services to distribute its product, and specific restrictions might be placed on distribution methods and logistics due to the regulated nature of the cannabinoid based products. Any prolonged disruption of this courier service may result in the product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in delays in clinical trials or, upon commercialization, a partial or total loss of revenue from one or more shipments of active pharmaceutical ingredients or the product candidates. A delay in a clinical trial or, upon commercialization, a partial or total loss of revenue from delays in shipment could have a material adverse effect on our business, results of operations or financial condition. Rising costs associated with the courier services used by us to ship our products may also adversely impact our business and our ability to operate profitably.

Our success may also be impacted by interstate trade barriers to the transportation and marketing of cannabinoid products. If we are unsuccessful in obtaining authorization to transport or market the product candidates across interstate lines it will materially adversely affect our business and operations.

If we fail to adequately expand our sales, marketing and distribution capabilities, we may not be able to grow our business effectively.

If our product candidates are approved by regulatory bodies, we will need to acquire sales, marketing and distribution capabilities to commercialize the product candidates. This process is expensive and time-consuming. If we are not successful in commercializing any product candidate approved, either through internal processes or through third parties, our business, financial condition and results of operations could be materially adversely affected.

Failure to maintain adequate internal controls over financial reporting and our proprietary information would negatively impact our overall business, results of operations and financial condition.

We are exposed to the risk of employee fraud and other misconduct. Employee fraud includes intentional failure to comply with regulations, intentional failure to provide accurate information to regulatory authorities and intentional failure to comply with manufacturing standards. Other misconduct includes failure to report financial information accurately, failure to disclosure unauthorized activities to us, and the improper use of information obtained in the course of clinical trials. Employee misconduct resulting in legal action, significant fines or other sanctions could result in a material adverse effect to our business, results of operations or financial condition.

The industry is highly competitive, and increased competition by larger and more financed companies could have a material adverse effect on our business, financial condition and operating results.

There is potential that we will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than us. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

There currently are public companies working in the cannabis therapeutic area. These companies, and other types of drugs for the treatment of traumatic brain injury, may have an advantage in marketing approved products and may obtain regulatory approval of the product candidates before we are able to. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in more concentrated resources among a smaller number of competitors. To remain competitive, we will require a continued level of investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect our business, financial condition and results of operations.

The use of any of our product candidates could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our financial condition, ability to continue operating, and the market price for our common shares. Even we are successful in defending ourselves in any litigation for which we are a party, litigation can significantly redirect our resources. Litigation may also create a negative perception of our brand.

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If we are unable to obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively in our markets.

The success of our business depends in part on its ability to protect its ideas and technology. Our commercial success will depend on our ability to obtain and maintain patent and other intellectual property protection with respect to proprietary technology and products in all jurisdictions it operates. The ability to obtain and maintain patent and other intellectual property protection is uncertain. In October 2015, we submitted two patent applications in the United States and subsequently internationally for approval of combination therapies to treat both traumatic brain injury (“TBI”) and gastro-inflammatory illnesses. Both applications are still in their early stages and are awaiting action by the patent regulators.

Although these patent applications have been submitted in connection with the drug formulation of our combination drug products, there is no guarantee that such applications will be granted or that a determination might be made that the product infringes on another patent that has already been issued.

Even if we move to protect its technology with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology, business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact to our ability to successfully grow our business.

We do not intend to pay dividends on our Common Shares in the foreseeable future and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the board of directors may deem relevant. As a result, investors may not receive any return on an investment in the common shares unless they sell our common shares for a price greater than that which such investors paid for them. We have no earnings or dividend record and may not pay any dividends on its common shares in the foreseeable future. Dividends paid by us could be subject to tax and, potentially, withholdings.

We depend on attracting and retaining clients for its products, and failure to acquire and retain clients would have a negative impact on our business, operating results and financial condition.

Our success depends on our ability to attract and retain clients. There are many factors which could impact our ability to attract and retain clients, including but not limited to our ability to continually produce desirable and effective product and the continued growth in the aggregate number of patients selecting the product candidates as a treatment option. Our failure to acquire and retain patients as clients would have a material adverse effect on our business, operating results and financial condition.

Risks Related to the Ownership of our Common Shares

The market price of our securities has been and may continue to be highly volatile.

The market prices for securities of biopharmaceutical companies, including ours, have historically been volatile. Our common shares began trading on the OTC Pink Tier of the OTC Markets, Inc. under the symbol “SCYFF” on September 1, 2017. Prior to this, there had not been a public market in the United States for our common shares. As of the date of this registration statement, our common shares are subject to only limited quotation in the United States, and are not otherwise regularly quoted on any other over-the-counter market. The OTCPink is not considered an active trading market, and investors may find it difficult to obtain accurate quotations of the price of our common shares in the United States. This may severely limit the liquidity of our common shares, and may adversely affect the market price of our common shares. As of the date of this registration statement, we have applied to list our Common Shares under the symbol “SCYB” on NASDAQ; however, no significant U.S. market may develop, and if such a market develops, prices on that market may be highly volatile.

A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, the results of product development and commercialization, changes in government regulations, and developments concerning proprietary rights, litigation and cash flow. Our quarterly losses may vary because of the timing of costs for manufacturing, preclinical studies and clinical trials. Also, the reporting of adverse safety events involving our products and public rumors about such events could cause our share price to decline or experience periods of volatility. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, changes in the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

The market price of our Common Shares is likely to be volatile. Companies trading in the stock market have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of the Common Shares, regardless of our actual operating performance.

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In the event our common shares are dual-listed on NASDAQ and the TSXV, the dual listing may adversely affect the liquidity and trading prices for our common shares on one or both of the exchanges as a result of circumstances that may be outside of our control.

Our common shares have been trading on the TSXV under the ticker symbol “KIT” since November 13, 2012. Trading of our common shares on the TSXV was halted on February 16, 2017, pending final approval of the Business Combination by the TSXV. We received final approval of the Business Combination on August 4, 2017, and our common shares resumed trading on the TSXV under our new ticker symbol “SCYB” on August 8, 2017. Our common shares began trading in Germany on the Frankfurt Stock Exchange under the ticker symbol “9SB” on August 14, 2017, and our common shares began trading in the United States on the OTCPink Tier of the OTC Markets, Inc. under the ticker symbol “SCYFF” on September 1, 2017. As of the date of this registration statement, our common shares are subject only to limited quotation in the United States, and thus no significant U.S. market currently exists. We have applied to list our common shares on NASDAQ. Assuming that our common shares are listed for trading on NASDAQ, our common shares will be listed on more than one exchange.

Although we believe the dual listing of our common shares will be beneficial for the liquidity of our common shares, permitting a broader base of investors to purchase our common shares in secondary trading, such listings may also adversely affect liquidity and trading prices for our common shares on one or both of the exchanges as a result of circumstances that may be outside of our control. Listing on both the TSXV and NASDAQ may increase share price volatility because trading will be split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing prices. For example, transfers by investors of our common shares from trading on one exchange to the other could result in increases or decreases in liquidity and/or trading prices on either or both of the exchanges. In addition, investors could seek to sell or buy our common shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices of our common shares on either exchange and the volumes of our common shares available for trading on either exchange.

Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert our management’s attention and resources, which could adversely affect our business, results of operations or financial condition. Any adverse determination in litigation against us could also subject us to significant liabilities.

In the event our common shares are dual-listed and trade in U.S. dollars on NASDAQ and in Canadian dollars on the TSXV, the trading price of our common shares on the TSXV and the value of dividends, if any, paid on our common shares to investors who elect to receive dividends in Canadian dollars may be materially adversely affected by fluctuations in the exchange rate between U.S. dollars and Canadian dollars.

In the event our common shares are dual-listed, we may choose to have our common shares trade in U.S. dollars on NASDAQ and in Canadian dollars on the TSXV. Fluctuations in the exchange rate between U.S. dollars and Canadian dollars may affect the value of our common shares. We currently incur a significant portion of our expenses only in Canadian dollars. To date, we have not used forward exchange contracts to hedge exposures denominated in currencies or any other derivative instrument for trading, hedging or speculative purposes. Specifically, as the value of the U.S. dollar relative to the Canadian dollar declines, each of the following values will also decline (and vice versa):

●	the Canadian dollar equivalent of the U.S. dollar trading price of our common shares on NASDAQ, which may consequently cause the trading price of our common shares on the TSXV to also decline; and

●	the Canadian dollar equivalent of cash dividends paid in U.S. dollars on our common shares if investors holding our common shares on the TSXV request dividends to be paid in Canadian dollars.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the rules and regulations of the Canadian Securities Administrators, or CSA, and will be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, the NASDAQ Global Market, or NASDAQ, and the TSX Venture Exchange, or the TSXV, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and NI-52-109, which involve annual assessments of a company’s internal controls over financial reporting. Such requirements will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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Holders of our Common Shares who are U.S. citizens or residents may be required to pay additional income taxes.

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a U.S. holder of our Common Shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2014 and although we have not determined whether we will be a PFIC in 2015, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

In view of the complexity of the issues regarding our treatment as a PFIC, U.S. shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under NASDAQ for domestic issuers. For instance, we may follow home country practice in Canada with regard to, among other things, composition and function of the audit committee and other committees of our Board of Directors and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of the NASDAQ, which requires that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. We comply with the director independence requirements of the NASDAQ, including the requirement that a majority of the Board of Directors be independent, and make the required affirmative determination thereunder upon filing the listing application with NASDAQ. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors under NASDAQ applicable to domestic issuers.

In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system, or MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

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We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make the common shares less attractive to investors and, as a result, adversely affect the price of the common shares and result in a less active trading market for the common shares.

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors for so long as we qualify as an emerging growth company.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the common shares less attractive because of our reliance on some or all of these exemptions.

We will cease to be an emerging growth company upon the earliest of:

●	the end of the fiscal year in which the fifth anniversary of our initial public offering occurred;
●	the end of the first fiscal year in which the market value of our common shares held by non-affiliates exceeds US$700 million as of the end of the second quarter of such fiscal year;
●	the end of the first fiscal year in which we have total annual gross revenues of at least US$1 billion; and
●	the date on which we have issued more than US$1 billion in non-convertible debt securities in any rolling three-year period.

Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal controls, we cannot provide assurance that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from complying with our reporting obligations on a timely basis, which could result in the loss of investor confidence in the reliability of our consolidated financial statements, harm our business and negatively impact the trading price of our common shares.

Your percentage ownership in us may be diluted by future issuances of share capital, which could reduce your influence over matters on which shareholders vote.

Our board of directors will have the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including common shares issuable upon the exercise of outstanding warrants and options. Issuances of additional shares would reduce your influence over matters on which our shareholders vote.

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Risks Relating to Operations in Canada

Canadian law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

We are incorporated in Ontario and are governed by the Business Corporations Act (Ontario), or OBCA, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences in shareholder suits, insider transactions, duties of officers and directors, shareholder rights. See a discussion of these differences described elsewhere in this registration statement (See Item 10). Accordingly, holders of our shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Canada.

Service of process upon us, since we are incorporated in Canada, and upon our directors and officers, who reside outside the U.S., may be difficult to obtain within the U.S. In addition, because substantially all of our assets and most of our directors and officers are located outside the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S. There is a doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act pursuant to original actions instituted in Canada. Subject to particular time limitations and provided certain conditions are met, executory judgments of a U.S. court for monetary damages in civil matters may be enforced by a Canadian court.

Your rights and responsibilities as a shareholder will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated in Ontario and are governed by the OBCA. The rights and responsibilities of the holders of our common shares are governed by our Articles of Incorporation, as amended, and the OBCA. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of a Canadian company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Common Shares that are not typically imposed on shareholders of U.S. corporations.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. To date, we have been primarily funded through issuances of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment, which are all denominated both in Canadian and U.S. dollars. Also, a significant portion of our expenditures are in U.S. dollars, and we are therefore subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (Ontario) on January 28, 2005 under the name “Canexco Resources Ltd.” On February 25, 2005, we filed Articles of Amendment to change our name to “Norcanex Resources Ltd.” On June 6, 2011 , we filed Articles of Amendment to change our name to “Kitrinor Metals Inc.” On November 13, 2012, we became a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and our common shares began trading on the TSXV under the symbol “KIT”. On December 2, 2016, we amended our Articles of Incorporation to consolidate our common shares on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares held.

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On August 1, 2017, pursuant to the Business Combination discussed below, we amended our Articles of Incorporation to consolidate our common shares on a basis of one (1) post-consolidation common share for every twenty (20) pre-consolidation common shares held. On August 1, 2017, we filed a Certificate of Amendment to change our name to “Scythian Biosciences Corp.” to better reflect the nature of our business, and on August 8, 2017, our common shares resumed trading on the TSXV under the symbol “SCYB”. On August 1, 2017, we filed Articles of Amalgamation with Corporations Canada in order to effectuate the Amalgamation. Our common shares began trading in Germany on the Frankfurt Stock Exchange under the symbol “9SB” on August 14, 2017, and our common shares began trading in the U.S. on the OTCPink Tier of the OTC Markets, Inc. under the symbol “SCYFF” on September 1, 2017.

Our wholly-owned subsidiary, Scythian Biosciences Inc., or SBI, was incorporated under the Federal laws of Canada on July 9, 2014. Its principal offices are located at 200-366 Bay St., Toronto, ON, M5H 4B2. Our indirect subsidiary, wholly-owned subsidiary by SBI, was Go Green B.C. Medicinal Marijuana Ltd. (“Go Green”), was incorporated under the laws of the Province of British Columbia on December 1, 2013. On or about November 30, 2017, we sold all of the issued and outstanding shares of Go Green to a third-party. Prior to this sale, Go Green was in the process of applying to become a licensed producer under the Access to Cannabis for Medical Purposes Regulations (“AMPR”). As of the date of this registration statement, we do not anticipate applying to become a licensed producer under the AMPR.

We are a company domiciled in Ontario, Canada. Our head office and registered office is located at 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5, Canada. Our telephone number is (212) 729-9208.

Intercorporate Relationships

As of the date of this registration statement, we have one direct wholly-owned subsidiary. Our direct wholly-owned subsidiary is Scythian Biosciences Inc., or SBI, which was incorporated on July 9, 2014, under the Federal laws of Canada.

General Development of the Business

We are a pre-clinical research and development company that is developing a proprietary cannabinoid-based method for the treatment of concussions and traumatic brain injury.

Until January 2017, we operated as a junior mining exploration company engaged in the acquisition, exploration and development of mineral resource properties in Canada.

After divesting ourselves of our mineral properties, we shifted our focus on identifying and evaluating businesses and assets that would enhance shareholder value.

The Business Combination and the Amalgamation of Scythian Biosciences Inc.

On August 1, 2017, we acquired 100% of the issued and outstanding common shares of SBI pursuant to the terms and conditions of a business combination agreement, dated June 6, 2017 the (“Business Combination Agreement”). Upon satisfying the conditions of the Business Combination Agreement, SBI became our wholly-owned subsidiary by way of a three-cornered amalgamation under the federal laws of Canada (the “Business Combination”).

Consolidation

In connection with the Business Combination and in accordance with the terms of the Business Combination Agreement, on August 1, 2017, we effected a consolidation of our common shares, on the basis of one (1) new common share for every twenty (20) common shares issued and outstanding (the “Scythian Consolidation”). Further in connection with the Amalgamation, on August 1, 2017, SBI effected a consolidation of its common shares, on the basis of one (1) new common share for every eighty (80) common shares issued and outstanding (The “SBI Consolidation”). Immediately following effectiveness of the Business Combination, each common share held by either our shareholders or SBI shareholders were exchanged for one (1) validly issued, fully paid and non-assessable common share of Scythian following the Business Combination.

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Financing

In connection with the Business Combination, on March 13, 2017 and on March 31, 2017, SBI completed a multi-tranche Private Placement Financing of Subscription Receipt and issued an aggregate of 1,660,625 subscription receipts (the “Subscription Receipts”) at a price of $8.00 per Subscription Receipt, for total gross proceeds of $13,285,000 (the “Offering Proceeds”). The SBI Subscription Receipts automatically converted into post-consolidation shares of Scythian without any additional consideration in accordance with the terms of the Business Combination Agreement. On March 20, 2017 and March 31, 2017, SBI completed a non-brokered private placement offering (the “Financing”) of 370,743 of its common shares (the “SBI Shares”) at a price of $8.00 per SBI Share, for total gross proceeds of $2,965,946.

The Offering Proceeds were released upon satisfaction of the escrow release conditions set forth in the Subscription Receipt Agreement, including, but not limited to, the conditional approval of the Business Combination by the TSXV.

Mining Exploration Operations

Prior to the Business Combination, we operated under the name Kitrinor Metals Inc. as a junior mining exploration company engaged in the acquisition, exploration and development of mineral resource properties in Canada. In January 2017, we divested ourselves of our mineral properties and had been focusing on identifying and evaluating businesses and assets with a view to completing a transaction to enhance shareholder value. In August 1, 2017, we effectuated the Amalgamation whereby SBI became our wholly-owned subsidiary, and we began operating as a life sciences company engaged in the research, development and commercialization of cannabinoid-like compounds. Our indirect subsidiary, Go Green, is currently pursuing its application to become a licensed producer under the ACMPR.

Mineral Properties

The following is a summary of the mineral properties we held in the last three years.

Caley Lake Property

We staked mining claims that were located in the Patricia Mining Division south west of Pickle Lake, Ontario. On July 15th, 2010, we optioned the Caley Lake Property to a third party providing them an undivided 80% right, title and interest in and to the claims in consideration for completion of certain work costs during the option period expiring on July 15th, 2015 such that the cumulative sum of all work costs totals $250,000 or the sum of all work costs and a direct cash payment made by the optionee totals $250,000. We retained a 2% net smelter return/royalty, of which the optionee had the exclusive right and option to purchase one half of the royalty (1%) at any time for $750,000.

On June 25, 2015, the conditions, as above, necessary for title to pass to the optionee had been met and we transferred title according to the agreement and retained a 20% interest.

On January 20, 2017 we entered into an assignment agreement to assign all of its remaining right, title and interest in the option agreement. We assigned the net smelter return and royalty pursuant to the assignment agreement on January 20, 2017.

Culroc Property

On September 27th, 2011 we entered into a mining claim acquisition agreement (the “Acquisition Agreement”) whereby we acquired 100 percent (100%) interest in a property (“Culroc Property”) located in the Township of Sothman in the Porcupine mining division of Ontario. Under the terms of the Acquisition Agreement, we paid $10,000 upon the execution of the Acquisition Agreement. We were required to pay to the vendors a three percent (3%) Net Smelter Return (“NSR”) production royalty from the production or sale of gold or other minerals from the Culroc Property. We had the sole and exclusive right and option to purchase 1% of the royalty (such that the remaining royalty would be reduced to 2% of NSR) for a price equal to the reduction price of $1,500,000.

On December 18, 2012 we entered into a Memorandum of Understanding (the “MOU”) with the Mattagami First Nation (“MFN”) in order to promote a cooperative ongoing discussion between the parties with regards to the exploration and development of our mining claims located in the traditional territory of the MFN (the “Project”). The MOU established the general framework for these discussions by setting out, among other things, business, employment and training opportunities for members of the MFN to participate in the exploration and development in connection with the Project.

Pursuant to the terms of the MOU, we had: (i) paid 2% of all drilling and exploration costs incurred to date with respect to the exploration program on the Project; (ii) issued to the MFN 50,000 options to acquire our common shares at an exercise price of $0.25; and (iii) issued 50,000 of our common shares.

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We were also required to pay the MFN’s legal costs associated with negotiating the MOU of $2,500, and pay up to a maximum of $15,000 per year to the MFN’s Elders Committee. Additionally, we were required to enter into negotiations to come to terms on an Impact Benefit Agreement (“IBA”), which was to be negotiated before the completion of any feasibility study, covering such matters as education and training; employment opportunities; workplace conditions; business opportunities; financial participation and/or compensation; environmental protection, litigation, monitoring and reporting; and access to the project area. Under the MOU we were also required to pay the MFN’s reasonable costs of negotiating the IBA.

On November 24, 2016 we entered into a Mining Claim Acquisition Agreement pursuant to which we sold one hundred percent (100%) of our interest in the Culroc Property for a cash payment of $500.

Feather River Property

In March 2011 and amended on February 18, 2014, we entered into an option agreement (the “Option Agreement”) whereby we were granted the sole, exclusive and irrevocable right and option to acquire up to an undivided 100% interest in St. Germain Township, Sault Ste. Marie Mining Division, Province of Ontario (“Feather River Property”) in the Mishibishu Lake area west of Wawa. Under the terms of the Option Agreement, we were required to pay to the vendors an NSR production royalty form the production or sale of gold or other minerals from the Feather River Property. The production royalty rate was two percent (2%). We had the sole and exclusive right and option to buy back the entirety of the royalty (2%) in increments of $500,000 per 0.5% each for a total of $2,000,000. We were required to make such payment on March 1, 2015.

As of the date of this registration statement, we are in default of this payment but we have yet to receive a notice of termination of the Option Agreement. However, due to our failure to fulfill our obligations under the Option Agreement, we no longer have the exclusive and irrevocable right and option to acquire up to an undivided 100% interest in the Feather River Property.

Bayview Property

We staked the Bayview Property, which was contiguous to Feather River. Our ability to obtain a mineral interest in Bayview Property was contingent upon our satisfying our obligations under our Option Agreement for the Feather River Property.

On February 16, 2017 we entered into a mining claim acquisition agreement whereby we sold 100 percent interest in the Bayview Property for a cash payment of $100.

Capital Expenditures

Set forth below is a chart of capital expenditures during the last three years for each of Scythian and SBI prior to completion of the Business Combination.

As discussed above, Scythian operated as a junior mining exploration company prior to divesting itself of its mineral properties in January 2017. During the last three years, and the three month period ended March 31, 2017, we incurred minimal expenditures as follows:

Expenditures	Quarter ended March 31, 2017	December 31, 2016	December 31, 2015		December 31, 2014
Exploration Gains	$100	$500	$	Nil	$(17,919)

During the last three years, SBI incurred the following expenditures:

	March 31, 2017		March 31, 2016			March 31, 2015
R&D Expense		$1,038,000	$	Nil		$	Nil
Investment in Production Facility	$	Nil		$1,150,000	(1)	$	Nil

(1) Investment in Production Facility relating to corporate acquisition of Go Green, which consisted of $743,925 in leasehold improvements and $406,075 in machinery and equipment.

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B. Business Overview

Until January 2017, we operated as a junior mining exploration company engaged in the acquisition, exploration and development of mineral resource properties in Canada. In January 2017, we divested ourselves of our mineral properties and had been focusing on identifying and evaluating businesses and assets with a view to completing a transaction to enhance shareholder value.

Upon completion of the Business Combination, we now operate as a life sciences company, continuing the business of Scythian Biosciences Inc. Currently, we engage in the research, development and commercialization of cannabinoid-like compounds.

Overview

Our wholly-owned subsidiary, SBI was incorporated under the name Valens Agritech Canada Inc. for the purpose of applying for licensing to grow and sell medical marijuana in Canada under the newly enacted ACMPR regulations. SBI acquired Go Green on June 11, 2015, which had previously submitted an application for licensing under the Marihuana for Medical Purposes Regulations (the “MMPR”) on January 18, 2014. On or about November 30, 2017, we entered into a Share Purchase Agreement with 1065703 B.C. Ltd., a company formed under the British Columbia Business Corporations Act (the “Purchaser”) pursuant to which we sold all of the issued and outstanding shares of common stock in exchange for $200,000 and the cancellation of an aggregate of 27,000 shares held by the Purchaser. As a result of this transaction, and as of the date of this registration statement, we are no longer pursuing a license under the MMPR or the AMPR

In mid-2015, we decided to add a new business focus including the entry into the research and development of cannabis-related pharmaceutical products. On October 16, 2015, after management conducted research into the potential applications of cannabinoids for the treatment of concussion and Traumatic Brain Injury (“TBI”), we submitted two patent applications in the United States (and then subsequently internationally) for the approval of combination therapies to treat both TBI and gastro-inflammatory illnesses. Both applications are in their early stages and are awaiting action by the patent regulators. We entered into a research agreement with the University of Miami on July 25, 2016 (as amended February 10, 2017, as further amended October 6, 2017) (the “ UM Research Agreement”) to conduct pre-clinical and clinical testing on its TBI combination therapy. The pre-clinical testing is currently underway.

Treatment of Traumatic Brain Injury

We are a pre-clinical research and development company that is in the process of developing drug therapies. The first project underway is the development of a proprietary cannabinoid-based combination drug therapy for the treatment of concussions and traumatic brain injury. In addition to this primary line of research and development, we also intend to develop other potential cannabinoid and non-cannabinoid based pharmaceutical products, including one that is in development for treatment of gastro-inflammatory disease.

Cannabinoids are a class of molecules found in both plants and animals. Cannabinoids are most commonly derived from cannabis plants. The two primary cannabinoids contained in cannabis are CBD and delta-9-tetrahydrocannabinol (“THC”). THC is the constituent compound that has psychoactive effects while CBD does not have such effects during routine consumption. Extensive scientific studies have been performed to explore the anti-inflammatory properties of CBD. CBD also crosses the blood brain barrier and targets a specific brain receptor, the cannabinoid receptor type 2 (“CB2 receptor ”) involved in the immune and inflammatory response in the brain. This makes it an ideal compound for potential development in respect of the treatment of traumatic brain injury. Interest in cannabinoid therapeutics has increased significantly over the past several years.

Proprietary Methodology

Generally, a concussion causes injury and damage to the brain in three ways. First, the initial physical impact and the force exerted cause a direct impact to, and/or acceleration of, the brain resulting in direct brain tissue damage. Following the force of the initial impact, brain tissue begins to swell. The result of such inflammation is increased intracranial pressure due to the limited amount of space surrounding an individual’s brain in the skull cavity. As the individual’s brain expands with inflammation, the brain presses against the skull with increasing pressure and can cause extensive damage. Other components of the immune response trigger a cascade of chemical processes, including the release of cytokines and the infiltration of white blood cells (leukocytic and macrophage infiltration). Changes in calcium and potassium concentrations also disrupt cell function. Our therapy is designed to disrupt or reduce the extent of these processes.

On October 16, 2015, we filed US Provisional Patent Application No. 62-242-457 Methods for Treating Traumatic Brain Injury (the “TBI Methodology”). On October 17, 2016, we filed PCT/US2016/057304 Methods and Compositions for Treating Traumatic Brain Injury through the International Patent System (the “PCT TBI Methodology”). As of the date of this registration statement, both patent applications are still pending. The PCT TBI Methodology patent application claims priority to U.S. Provisional Application Serial No. 62/242,457. The expected expiration date is October 17, 2036.  The type of patent protection being sought is use and composition of matter. Jurisdictions will be limited to PCT member countries and will be selected on or around April 16, 2018.

The proprietary methodology forming the basis of our patent application utilizes a combination of two drugs to inhibit both inflammation and other aspects of the immune response in the brain that occur following a concussion or other traumatic brain injury. One formulation of drugs under the TBI Patent Application is a combination of Dexanabinol and CBD, the subject of our ongoing pre-clinical study (the “Combination Therapy”). The immune response and inflammation is a significant contributing cause of brain tissue damage following a head trauma. The Combination Therapy focuses on using a combination of drugs in order to combat the injury resulting from such inflammation and the immune systems response by effecting both the CB2 receptor and NMDA receptor. Neither CBD nor Dexanabinol have been approved by the FDA for use; however there is currently a CBD -based drug application pending before the FDA for treatment the treatment of seizures associated with specific types of epilepsy. Moreover, Marinol, a drug containing THC, has already been approved by the FDA. According to our patent counsel, there is no known current patent protection which would interfere with our use of CBD or Dexanabinol in its Combination Therapy.

Although not the subject of current testing, we have a second drug in development for treatment of gastro-inflammatory disease (the “GI Methodology”) which is the subject of our second patent application. The drug uses the same combination of therapeutic agents as the TBI Combination Therapy and focuses on the gastrointestinal tract. We filed PCT/US2016/057313 Methods and Compositions for Treating Gastrointestinal Inflammation through the International Patent System (the “PCT GI Methodology”). As of the date of this registration statement, both patent applications are still pending. The PCT GI Methodology claims priority to U.S. Provisional Application Serial No. 62/242,469. The expected expiration date is October 17, 2036.  The type of patent protection being sought is use and composition of matter. Jurisdictions will be limited to PCT member countries and will be selected on or around April 16, 2018. We intend to focus on preparation for pre-clinical trials for this second therapy in late 2018 to early 2019, provided we raise sufficient capital to support these clinical studies.

The intellectual property rights to both the TBI Methodology and the GI Methodology have been transferred to us in the name of our wholly-owned subsidiary, SBI, pursuant to an assignment executed by t he inventor and our Chief Operating Officer, David Schrader. The rights were conveyed on November 9, 2015 and were subsequently filed with the United States Patent Trademark Office on June 1, 2017.

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Our Strategy

Our treatment strategy has been to target multiple receptors on parallel pathways that each affect these immune processes. Our patent proposes multiple drugs in each class as alternative treatments; however, the pre-clinical trial is focusing on two specific drugs. We have not created new drugs but rather have found a way to apply several pre-existing drugs in a way not previously done before.

In order to advance the development of our proprietary treatment methodology, we have established a relationship with the University of Miami’s “UConcussion Treatment & Management Program” (the “UConcussion Program”), a renowned center for research on brain and spinal cord injuries. Pursuant to the UM Research Agreement, the UConcussion Program will conduct and coordinate the Company’s research, including pre-clinical and clinical trials, to expand upon our current patent pending methodology in the treatment of concussions and traumatic brain injury.

Proprietary Treatment Methodology

Our patent application utilizes a combination of approaches to inhibit both the inflammation and the immune system response to combat injury due to concussion or other traumatic impact. The patent application focuses on using two or more alternative therapies in combination, with the application covering several possible combinations of drugs. Although the patent covers multiple combinations, the research being conducted by the University of Miami will utilize an N-methyl-D-aspartate (“NMDA”) receptor antagonist plus a cannabinoid receptor type 2 CB2 receptor agonist as a combined drug regimen. Among other things, the activation or inhibition of these receptors affects the cannabinoid pathway to ultimately increase levels of Anandamide with a resulting decrease in 2-arachidonoyl glycerol (“2-AG”). As discussed above, after a head injury, the brain is subject to inflammation and an immune cascade is triggered in the nerve tissue. The subsequent immune response can cause extensive additional tissue damage in the post-injury period. The therapy is focused on affecting receptors that are involved in the regulation of the immune response to minimize this subsequent tissue damage. The intended effect of the Combination Therapy is to reduce inflammation and inhibit the immune cascade.

In addition to the Combination Therapy, our patent application also covers an additional approach utilizing a Fatty Acid Amide Hydrolase inhibitor (“FAAH”) to trigger a different chemical pathway to achieve regulation of Anandamide and 2-AG. FAAH inhibitors reduce the level of 2-AG through upregulation of Anandamide levels without acting on the CB2 receptor. Thus, the use of a FAAH inhibitor would utilize a different chemical process to create an anti-inflammatory effect through an alternate mechanism without binding or effecting the Cannabinoid receptors. This alternative approach remains an additional possible approach at a later point in the study; however, we are not using it in the current formulation of our proposed drug.

The University of Miami Miller School of Medicine

The research is being conducted at the University of Miami Miller School of Medicine, a leading institution in Traumatic Brain Injury and Concussion Treatment, Management and Prevention. The primary investigator of the project, Gillian A. Hotz, PhD, is a leading expert in neurotrauma, Professor of Neurological Surgery at the University of Miami MILLER School of Medicine & UM’s The Miami Project to Cure Paralysis. She is the Director of the UConcussion Program for the past twenty years, part of University of Miami Health System Sports Medicine, and the KIDZ Neuroscience Center, at The Miami Project to Cure Paralysis. Dr. Hotz is nationally recognized as a behavioral neuroscientist and expert in pediatric, adult neurotrauma and concussion prevention and management. Dr. Hotz has put together a core team of leading experts at UM in neuroscience, neurosurgery, neurology, neuropsychology and injury prevention, including:

●	Dalton Dietrich, PhD Scientific Director, The Miami Project to Cure Paralysis, Senior Associate Dean for Discovery Science, Professor of Neurological Surgery, Neurology, Biomedical Engineering and Cell Biology;

●	Helen Bramlett, PhD Professor of Neurological Surgery, The Miami Project to Cure Paralysis;

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●	Michael Hoffer, MD Professor Otolaryngology and Neurotology;

●	Bonnie Levin, PhD Professor of Neurology and Director of the Division of Neuropsychology, Department of Neurology;

●	Tatiana Rundek, MD Professor of Clinical Neurology;

●	Steve Olvey, MD Associate Professor of Clinical Neurology & Neurosurgery;

●	Mohan Kottapally, MD Assistant Professor of Clinical Neurology Neurocritical Care Division; and

●	Kester Nedd, DO Associate Professor of Clinical Neurology.

University of Miami Research Agreement

Pursuant to a collaborative research agreement dated July 25, 2016, as amended on February 10, 2017 and on October 6, 2017 (the “UM Research Agreement”). the University of Miami’s UConcussion Program has committed to conduct our pre-clinical and clinical research studies, including any necessary animal or preliminary testing, clinical testing, from inception through Phase 3 testing and to develop for commercial application, certain targeted therapeutics identified or otherwise contemplated by the UM Research Agreement (the “Purpose”). Pursuant to the UM Research Agreement, from inception, the University of Miami (“UM”) is to be paid a total of approximately US$20.64 million over 5 years to conduct both the preclinical and clinical trials. As of the date of this registration statement, we have paid approximately US$2.4 million. The remaining balance, approximately US$18.2 million is payable to UM on a quarterly basis over the next four years, with the last payment scheduled for July 1, 2021. The UM Research Agreement further provides that we will pay an additional payment of US$553,750 to UM every fourth quarter. UM is additionally entitled to receive a 5% royalty of net profits from the commercialization, including licensing, or any inventions or discoveries made during the term of the UM Research Agreement, as well as from the commercialization of the specific drug regimen being tested under the UM Research Agreement and as set out in our TBI patent. Any intellectual property developed during the course of the testing program remains and/or becomes our property. Under UM Research Agreement, UM is also granted an irrevocable license to utilize the Combination Therapy at its facility without payment of any licensing fees to us.

The initial term of the UM Research Agreement ends January 30, 2022, and may be extended. The UM Research Agreement may be terminated by either party on 90 days’ written notice upon an uncured material breach; upon the filing for creditor protection under the United States Bankruptcy Code or the appointment of a bankruptcy trustee or receiver; or, upon either party determining in its sole judgment that the Purpose of the UM Research Agreement will not achieve a positive outcome.

Combination Therapy Pre-clinical Study

The first phase of the program focuses on the pre-clinical studies, piloting phase of the proposed outcome measures, and the translational project, the latter providing the transition from pre-clinical to the clinical study beginning in or about 2019. Significant efforts will be directed towards narrowing and refining the most sensitive outcomes from domains shown to be, in varying degrees and combinations, significantly impacted in mild to moderate traumatic brain injury: cognitive, behavioral, psychosocial, sleep, pain, sensory/motor, cardiovascular, inflammatory biomarkers, and imaging parameters. During this phase, the program will seek to clarify and address methodological shortcomings in existing literature, design novel outcomes that circumvent these shortcomings, pilot the outcome measures on normal, and two groups of traumatic brain injury patients (acute and chronic), and propose a study methodology to begin in 2019 to test the Combination Therapy product. A significant target for year two of the study is to carry out the translational component of the study which will require a close collaboration between preclinical and clinical investigators, with the goal of gathering critical data in the piloting phase in order to inform and insure direct application from the experimental studies to the fully powered clinical trial beginning in or about 2019.

The ongoing pre-clinical pilot phase utilizes a small rodent model to examine the NMDA antagonist Dexanabinol (HU 211) in combination with CBD.  Three models of TBI are examined, blast exposure (blast injury), weight drop (closed head TBI) and fluid percussion injury (closed head TBI) using 8 treatment groups/15 rats per group. Groups are stratified according to TBI type and treatment group and dosages. All groups will undergo behavioral testing (sensorimotor, cognitive and working memory, hearing testing and balance testing) which will form the basis for the translational project.  In addition to assessing adverse events, safety and tolerability at each stage, each group of animals will undergo systematic histochemical testing.  Primary endpoints are histological and lipodomic changes. Secondary endpoints are behavioral outcomes (working memory, spatial navigation, sensory-motor –vestibular changes, object recognition). It is anticipated that the pre-clinical work will continue throughout 2018.  An FDA pre-IND meeting will be requested after sufficient preliminary data is obtained. Primary and secondary endpoints for the clinical trials will be refined after an evaluation of the pre-clinical data. Clinical trials are expected to commence in early 2019 provided that safety, efficacy and regulatory hurdles are satisfied.  The necessary infrastructure to carry out the proposed clinical studies is currently underway.  However, there can be no assurance that clinical trials will commence at such time, or that all safety, efficacy and regulatory hurdles are satisfied.

At this time, there is insufficient data to determine the efficacy of the Combination Therapy in the pre-clinical trial phase of the study. We expect to receive significant data by mid-2018. However, there can be no assurance that we will receive data that is sufficient, or at all, at such time.

Operations

We are currently subcontracting out research and development through the University of Miami. In the event that drug candidates are successfully developed, we will either outsource manufacturing, raise capital to build a production facility in order to internally manufacture, and/or seek a strategic partner to undertake manufacturing and marketing. We have not yet addressed the logistics or cost of these alternative options but will do so after obtaining initial data on the pre-clinical and/or clinical trial results.

Market

We expect the cannabinoid therapeutics market will grow significantly in the coming years due to softening public and political views toward the use of medical marijuana and the potential benefits cannabinoid products may provide over existing therapies. Interest in cannabinoid therapeutics has increased over the past several years. Studies have been conducted on the application of cannabinoids in the treatment of various diseases such as diabetes, neoplasms, inflammatory diseases, neurological conditions, chronic pain and chemotherapy induced nausea and vomiting, and the cannabinoid field of science continues to expand.

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We will initially seek FDA approval for its products in the United States (see “Future Developments”, below). Once FDA approval has been obtained, we will market our products and seek approvals equivalent to FDA approval in as many countries as is commercially feasible. However there can be no assurance that we will obtain FDA approval to market our products. In the event that the Combination Therapy is not approved by the FDA, we will evaluate whether to reformulate the TBI drug candidate or whether to abandon this product line. The Combination Therapy cannot be commercialized in the U.S. absent FDA approval.

We believe there is a large serviceable market for the treatment of concussion/TBI injury. According to the Mayo Clinic, sports related concussions range from 3.5 to 4 million cases per year. According the Center for Disease Control, between 2001 and 2012 the number of emergency department visits for sporting related injuries with a diagnosis of concussion or TBI, alone or in combination with other injuries, more than doubled among children aged 19 or younger. Currently there are very few treatments available for concussion/TBI and no standard medically accepted drug protocol.

Competitors

Our competitors include multinational pharmaceutical companies and specialized biotechnology companies, as well as universities and other research institutions who are conducting research in both cannabinoid products, as well as those focusing on a treatment therapy for TBI/concussion. This notwithstanding, there is currently no medically accepted standard drug protocol for TBI.

More established companies may have a competitive advantage over us due to their greater size, capital resources, cash flows and institutional experience. Compared to us, our competitors may have significantly greater financial, technical and human resources at their disposal. As a result of these factors, competitors may have an advantage in marketing their approved products and may obtain regulatory approval of their product candidates before we can, which may limit our ability to develop or commercialize its product candidates. Competitors may also develop drugs that are safer, more effective, more widely used and less expensive, and may also be more successful in manufacturing and marketing their products. These advantages could materially impact our ability to develop and commercialize our Combination Therapy.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Future Developments

Our Combination Therapy is currently in pre-clinical study and is undergoing animal testing as discussed above in “Combination Therapy Pre-clinical Study” . During the pre-clinical phase, we will apply to the FDA for an investigational new drug (“IND”) which, if granted, would permit us to begin human testing. Depending upon the results of the pre-clinical trials and the data collected, the FDA could grant the IND or it could reject the IND application. However, there can be no assurance that the FDA will grant the IND.

In the event that the IND is granted, we will commence the clinical trial phase of the testing, which will include testing on human subjects. This testing process if broken into various phases, with the first phase, Phase 1, focusing on safety; with Phase 2 and 3 thereafter focusing on efficacy issues.

We are also preparing to move forward on other drug candidates including for the treatment of gastro-intestinal inflammatory issues using our existing drug combination. We filed US Provisional Patent Application No. 62-242-469 Methods and Compositions for Treating Gastrointestinal Inflammation on October 16, 2015 (See “Proprietary Methodology”, above). Our patent application utilizes a drug combination approach to treating gastrointestinal inflammation and/or immune responses associated with gastrointestinal inflammation. Under our patent application, some methods and compositions include the use of CBD, which acts as a CB2 receptor agonist and presents a broad range of anti-inflammatory and immune inhibitory effects. In addition to the use of CBD, our patent application, allows for multiple combinations some of which allow for the administration of a second composition comprising of an NMDA receptor antagonist and/or a FAAH inhibitor as a combined drug regime. We intend to focus on preparation for pre-clinical trials for this second therapy in late 2018 to early 2019, provided the Company raises adequate finances to support the study. We are also evaluating other potential products; however, we have not committed to any particular products as of the date of this registration statement.

Proprietary Protections

As discussed above, on October 16, 2015, we filed US Patent Application No. 62-242-457 Methods for Treating Traumatic Brain Injury. The proprietary methodology forming the basis of our patent application utilizes a combination of approaches to inhibit both the inflammation and the immune system responses that are initiated by the body upon the occurrence of a concussion or other traumatic brain injury. Our patent application focuses on using two or more alternative therapies in combination in order to combat the injury resulting from such inflammation and the immune systems response. See also above “Proprietary Methodology”.

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Pursuant to the terms of the UM Research Agreement, any inventions and discoveries conceived and reduced to practice, and any application for patent or patent granted therefore, is exclusively our property.

Also as discussed above, on October 16, 2015, we filed US Provisional Patent Application No. 62-242-469 Methods and Compositions for Treating Gastrointestinal Inflammation. The proprietary methodology forming the basis of our patent application utilizes a combination of methods and compositions for treating gastrointestinal inflammation in subjects suffering from a range of gastrointestinal ailments, such as gastritis, esophagitis, and/or colitis, inflammatory bowel disease, Crohn’s disease, ulcerative colitis, and irritable bowel syndrome.

Agreements relating to Research and Development

Other than our collaborative research agreement dated July 25, 2016, as amended on February 10, 2017 and on October 6, 2017, with the University of Miami’s UConcussion Program, we are not a party to any other agreements for research and development purposes or the development of the TBI or gastrointestinal business.

Regulatory Process

Securing final regulatory approval for the manufacture and sale of human therapeutic products in the U.S., Europe, Canada and other commercial territories, is a long and costly process that is controlled by that particular territory’s national regulatory agency. The national regulatory agency in the United States is the Food and Drug Administration (“FDA”), in Canada it is Health Canada (“HC”), and in Europe it is the European Medicines Agency, or EMA. Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in U.S., Canada or Europe does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

U.S. Approval Process

In the U.S., the FDA, a federal government agency, is responsible for the drug approval process. The FDA’s mission is to protect human health by ensuring that all medications on the market are safe and effective. The FDA’s approval process examines potential drugs and only those that meet strict requirements are approved.

The U.S. food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to cGMP. The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the U.S. follows.

Stage 1: Preclinical Research. After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted in an IND application to the FDA for review, to decide if the drug is safe to proceed for study in humans.

Stage 2: Clinical Research. In Stage 2, the experimental drug is studied in humans in clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

Phase I. Phase I includes the initial introduction of an investigational new drug into humans. Phase I studies are typically conducted in patients or healthy volunteer subjects. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During phase I, sufficient information about the drug’s pharmacokinetic and pharmacological effects is obtained to permit the design of well-controlled, scientifically valid, phase II studies. Phase I studies also include studies of drug metabolism, structure-activity relationships, and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.

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Phase II. Phase II includes the controlled clinical studies to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug.

Phase III. Phase III studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

Phase IV. Phase IV studies are undertaken after the drug or treatment has been marketed to gather information on the drug’s effect in various populations and any side effects associated with long-term use.

Stage 3: FDA Review for Approval. Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and a complete dossier on the manufacturing of the product and submits the reports to the FDA in a New Drug Application, or NDA or BLA. The FDA reviews the information in the NDA/BLA to determine if the drug is safe and effective for its intended use. If the FDA determines that the drug is safe and effective, the drug will be approved. As noted in our Risk Factors, the Combination Therapy under development contains drugs that are classified as Schedule I controlled substances. This may impact our ability to sell or market its product, even if such product is shown to be safe and efficacious. Currently, neither CBD nor Dexanabinol have been approved for use by the FDA; however there is currently an application pending with the FDA for a CBD -based drug called Epidiolex, which is a formulation for the treatment of seizures associated with two specific types of epilepsy. Moreover, Marinol, a drug containing Tetrahydrocannabinol, or THC, used to treat anorexia in people with Acquired Immune Deficiency Syndrome, or AIDS, and to treat nausea and committing caused by cancer chemotherapy, has already been approved by the FDA. While cannabinoid-based drugs in the pharmaceutical industry pipeline continue in development and may potentially reach the market prior to our drug therapies, which we anticipate being at least four to five years from now, the ever-evolving regulatory environment in which we operate may promote the approval and use of these cannabinoid products.

Stage 4: Marketing. After the FDA has approved the drug, the pharmaceutical company can make it available to physicians and their patients. A company may also continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug is once again subject to the entire FDA approval process before it can be marketed for that purpose.

Manufacturing and Supply

Our ability to compete and grow cannabis is dependent on our having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and CBD components. There can be no assurance that we will be successful in maintaining our required supply of skilled labor, equipment, parts and components.

We rely on third parties to reply the materials for and manufacturer the research and development of our product candidates. We cannot provide assurance that the supply of research and development, preclinical and clinical development drugs and other materials will not be limited, interrupted, restricted in certain geographic regions, be of satisfactory quality or be delivered in a timely manner. For the purposes of conducting clinical human trials, the constituent products of the Combination Therapy must be produced by a Good Manufacturing Practices (“GMP”) manufacturer. If we are unable to obtain constituent parts of the Combination Therapy produced by a GMP manufacturer, we may be restricted from conducting or completing clinical trials which would have a materially adverse effect on our business and operations.

Manufacturers of therapeutic products and their facilities are subject to review and periodic inspections by the FDA, the European Medicines Agency and other comparable regulatory authorities for compliance with regulations. Manufacturers of controlled substances must obtain and maintain necessary Drug Enforcement Agency and state registrations and registrations with applicable foreign regulatory authorities. Manufacturers of controlled substances must establish and maintain processes to ensure compliance with Drug Enforcement Agency and state registrations and requirements of applicable foreign regulatory authorities governing, among other things, the storage, handling, security, record keeping and reporting for controlled substances. If there are issues with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring a recall or withdrawal of the product from the market or suspension of manufacturing. The occurrence of problems with a facility may inhibit the our ability to commercialize the product candidates and may otherwise have a material adverse effect on the business, financial condition and results of operations.

Seasonality

We have not had revenue in since our inception. We do not expect our business to be affected by seasonality. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, toxicology and pharmacology studies and clinical trials, and the availability of funding from investors and prospective commercial partners.

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Raw Materials

At the current stage, the Company does not hold or purchase any raw materials. As required for its research, the University of Miami will procure raw materials.

Plan of Operations

Over the next 12-18 months, our primary focus is to continue our research through the University of Miami and to conduct research and development of other possible drug candidates.

C. Organizational Structure

We have one wholly-owned subsidiary, SBI, which was incorporated under the Federal laws of Canada on July 9, 2014 under the name “Valens Agritech Canada Inc.” On April 16, 2015, SBI filed a Certificate of Amendment to change its name to “Spartan Cannabis Corp.” On October 20, 2015, SBI filed a Certificate of Amendment to change its name to “Scythian Biosciences Inc.” SBI is the entity through which we conduct our business operations. The office address of SBI is 200-366 Bay St., Toronto, ON, M5H 4B2.

D. Property, Plant and Equipment

We perform research and development in the University of Miami facility through our research agreement. We incur capital expenditures mainly for laboratory equipment, office equipment, computer equipment and leaseholds in the operation of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto, as well as our pro forma financial statements and related notes thereto, included in this Registration Statement on Form 20-F. This discussion contains “forward-looking statements” made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995. These statements are not historical in nature and involves risks and uncertainties. Forward-looking statements are not guarantees as to the Company’s future results as there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward looking statements.

Our financial statements included in this Registration Statement were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to: going concern, useful lives of plant and equipment, impairment of non-financial assets, common shares and share purchase option valuations.

Fair value of financial assets and financial liabilities on the statement of financial position that cannot be derived from active markets, are determined using a variety of techniques that include the use of mathematical models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to established fair values. The judgments include consideration of model inputs such as volatility, estimated life and discount rates.

The cost of equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumption about them.

All figures are in Canadian dollars unless stated otherwise.

See “Item 17. Financial Statements” and the notes to the financial statements included as part of this registration statement for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

Scythian Biosciences Corp.

Prior to the Business Combination, Scythian operated under the name “Kitrinor Metals Inc.” as a junior mining exploration company in the acquisition, exploration and development of mineral resource properties in Canada. In January 2017, we divested ourselves of our mineral properties and had been focusing on identifying and evaluating businesses and assets with a view to completing a transaction to enhance shareholder value.

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On August 1, 2017, we effectuated the Business Combination whereby SBI became our wholly-owned subsidiary, and we began operating as a life sciences company engaged in the research, development and commercialization of cannabinoid-like compounds. Our subsidiary, Go Green, is currently pursuing its application to become a licensed producer under the ACMPR.

Overall Performance

On August 1, 2017, the Company and Scythian Biosciences Inc. completed the Business Combination, which was considered a reverse takeover transaction (“RTO”). As the Business Combination was a RTO, the financial statements for the September 30, 2017, are a continuation of the Scythian Biosciences Inc. financial information, and is presented under the name of the Company. All information is consolidated post August 1, 2017.

As of September 30, 2017, we had completed the Business Combination and had a working capital of $10,315,513 (December 31, 2016 – deficiency of $14,866, December 31, 2015 – deficiency of $440,792). As at September 30, 2017, our cash and cash equivalent position was $10,030,141 (December 31, 2016 - $2,874, December 31, 2015 - $280).

Comments on the significant variations of results from operations for the three and six months ended September 30, 2017 and 2017:

	Three Month Periods Ended		Six Month Periods Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$
Research and development	744,027	92,341	1,430,606	92,341
Salaries and wages	446,447	265,559	664,125	528,040
Professional fees	92,690	11,939	202,050	39,228
Consulting	157,921	16,551	193,398	113,586
Advertising and public relations	187,153	2,279	188,586	4,537
Office and general	56,658	27,137	80,923	58,461
Travel	26,335	2,264	51,712	5,900
Depreciation	51,002	57,500	102,005	115,000
Total operating costs	1,762,233	475,570	2,913,405	957,093
Net loss and comprehensive loss	(12,520,884)	(461,456)	(13,667,179)	(924,894)

In July 2016, we signed a collaborative research agreement with the University of Miami, and have since started funding research costs related to the Combination Therapy. This led to an increase during the three and six month periods ended September 30, 2017, in research and development costs by $651,686 and $1,338,265 compared to the same periods in the prior year as the research continues to ramp up.

During the three and six-month periods ended September 30, 2017, we incurred an increase in salaries and wages of $180,888 and $136,085, respectively. The main reason for this increase related to the issuance of stock options, as during the three and six-month periods ended September 30, 2017, we recorded $284,178 and $284,178 (2016 - $Nil and $Nil) in salaries and wages related to the issuance of stock options. Hence, we actually had an overall reduction in cash based compensation.

We also experienced increases in professional fees, consulting, advertising and public relations, office and general, and travel expenses. These increases are all associated with the completion of a go-public transaction, as well as additional costs related to maintaining a public listing.

We incurred a final net loss and comprehensive loss for the three and six months ended of $12,520,884 and $13,667,179, (2016 - $461,456 and $924,894) respectively. The significant increase year over year relates to one time listing costs of $9,988,123 incurred during the period. We also issued deferred share units to our officers and directors in conjunction with the go-public transaction, which resulted in a deferred share unit compensation of $740,313 during the period.

As at June 30, 2017, we had a working capital deficiency of $73,964 (December 31, 2016 - $14,866, December 31, 2015 – $440,792). As at June 30, 2017, our cash and cash equivalent position was $3,449 (December 31, 2016 - $2,874, December 31, 2015 - $280).

During the six months ended June 30, 2017, our exploration and evaluation expenditures were ($100). For the year ended December 31, 2016, our exploration and evaluation expenditures decreased by $472,477 from December 31, 2015, due to the write down of the Culroc Property for a cumulative total of $448,085.

A. Operating Results

Review of Operations

Three and Six Month Periods Ended June 30, 2017 and 2016

During the three and six month periods ended June 30, 2017, we incurred a net loss of $48,764 and $61,202, or $0.08 and $0.10 a share, respectively, compared to $15,051 and $28,612 or $0.12 and $0.24 a share, respectively, for the same periods ended June 30, 2016.

Professional fees were $33,027 and $36,527 for the three and six months ended June 30, 2017, respectively, compared to $3,395 and $5,895 for the three and six month periods ended June 30, 2017. The increase is related to the fees incurred for proposed transaction. These fees relate to routine professional services such as legal advice and the accrual audit fees.

General and administrative expenses for the three and six months ended June 30, 2017, were $2,862 and $3,686, respectively, as compared to $4,834 and $8,920, respectively for the comparable period. The change is due to the accrual of interest on the loan payable in the previous year period and an adjustment in bank service charged in error in the current year period, while remaining focused on curtailing expenses.

Year Ended December 31, 2016, 2015 and 2014

We incurred a net loss of $72,074 or $0.30 a share for the year ended December 31, 2016, compared to $125,470 or $ 1.03 a share for the same period ended December 31, 2015, and $194,487 or $1.61 per share for December 31, 2014.

Legal and audit fees were $33,307 for the year ended December 31, 2016, as compared to $16,166 for the year ended December 31, 2015 and $16,615 for the year ended December 31, 2014. The increase is related to the fees incurred for proposed transaction. These fees relate to routine professional services such as legal advice and the accrual audit fees.

General and administrative expenses for the year ended December 31, 2016 were $17,175 as compared to $25,554 for the comparable period in 2015 and $37,945 in 2014. The change is due to a write-down of uncollectible receivables in the 2015 period and an increase of the accrual of interest on the loan payable in the 2016 period. The general reason for the decrease was a continued focus on curtailing expenses.

Management and consulting fees for the year ended December 31, 2016 were $NIL as compared to $60,000 for the comparable period. The Company has discontinued the accrual of management fees.

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Summary of Quarterly Results

The following table shows selected results by quarter.

	2017		2016				2015				2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total expenses	48,764	12,438	34,497	8,966	15,050	13,561	29,474	30,523	35,740	29,733	7,545	19,757	106,578	60,607

Net earnings (loss)	(48,764)	(12,438)	(34,497)	(8,966)	(15,050)	(13,561)	(29,474)	(30,523)	(35,740)	(29,733)	(7,545)	(19,757)	(106,578)	(60,607)
Net earnings (loss) per
share - Basic	(0.08)	(0.02)	(0.28)	(0.07)	(0.12)	(0.11)	(0.24)	(0.25)	(0.29)	(0.24)	(0.06)	(0.16)	(0.89)	(0.51)

Risks

There are certain risk factors that could have material effects on our operations that are not quantifiable at present due to the nature of our industry segment and other considerations. For a discussion of risk factors, see “Item 3.D Risk Factors.”

Scythian Biosciences Inc.

Three Month Periods Ended June 30, 2017, and 2016

During the three months ended June 30, 2017, a net loss of $1,146,295 was incurred compared on a net loss of $463,439 for the three months ended June 30, 2016. The main reason for the increase was due to an increase in research and development costs of $686,579 as the SBI had signed the research agreement with the University of Miami during 2017. There was also an increase in professional fees of $82,071, which was a result of work associated with preparing for a go-public transaction on the TSXV.

Years Ended March 31, 2017, 2016, and 2015

During the year ended March 31, 2017, a net loss of $2,976,064 was incurred compared to a loss of $3,058,535, for the year ended March 31, 2016, which is a reduction of $82,471. The key reason for the reduction was due to a reduction in salaries and wages from $1,932,883 in 2016 compared to $1,083,941 in 2017, a reduction of approximately $848,942, as SBI focused on cutting its costs while it had limited operations.

SBI also had a reduction in consulting fees of from $454,554 in 2016 compared to $175,663 in 2017, a reduction of $278,891 as a result of certain one-time expenditures incurred during 2016 related to the acquisition of Go-Green. These reductions were offset by an increase in research and development costs of $1,038,020, which was a result of singing the research agreement with the University of Miami.

During the year ended March 31, 2016, a net loss of $3,058,535 was incurred compared to a loss of $887,387, for the year ended March 31, 2015, which was an increase of $2,171,148. The key reason for the increase was due to an increase in salaries and wages of $1,591,702, an increase in directors fees of $129,584, an increase in deprecation of $172,500, and an increase in consulting fees of $163,801. The main reason for these increases was because of the acquisition of Go-Green, which led to increased expenditures.

Summary of Quarterly Results

The following table shows selected results by quarter for the last seven quarters.

	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
	$	$	$	$	$	$	$
Total revenue	-	-	-	-	-	-	-
Net loss	(1,146,295)	(1,315,402)	(735,766)	(461,458)	(463,439)	(721,298)	(497,884)
Income per share, basic and fully diluted	(0.40)	(0.74)	(1.62)	(1.06)	(1.02)	(1.63)	(1.16)
Total assets	12,074,173	2,732,335	869,700	921,814	1,030,135	1,204,421	1,407,279
Long-term liabilities	-	-	-	-	-	-	-
Working capital (deficiency)	12,074,173	41,336	(1,011,448)	(1,050,482)	(757,244)	(456,430)	(101,984)
Dividends	-	-	-	-	-	-	-

B. Liquidity and Capital Resources

Since inception, we have financed our operations primarily from sales of equity, proceeds from the exercise of warrants and stock options, and from interest income on funds available for investment. Our primary capital needs are for funds to support our scientific research and development activities including manufacturing, preclinical and clinical trials, administrative costs and for working capital.

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We currently do not generate any revenue, and we expect that we will need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of our common shares. There can be no assurance, however, that additional financing will be available, or that we can obtain such financing on terms acceptable to us or our shareholders.

C. Research and Development, Patents and Licenses, etc.

Following effectiveness of the Business Combination on August 1, 2017, we began operating as a life sciences corporation, which included the Combination Therapy and TBI preclinical programs.

During the six month period ended September 30, 2017, we incurred research and development expenditures of $1,430,606, all of which were related to funding the University of Miami Agreement, filing patents, and other items associated with our Combination Therapy research.

D. Trend Information

There are no trends, commitments, events or uncertainties presently known or identifiable to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operations. The nature of our business is demanding of capital for research, development and commercialization of our product candidates. We intend to utilize cash on hand to meet these obligations and will continue to raise funds by equity financings as necessary to augment our cash position, as we currently do not generate any revenue or have any operating cash flow.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we did not have any contractual obligations relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as at September 30, 2017:

Payments due by period (US$)
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	28,091	28,091	-	-	-
Purchase Obligations(1)	US$18,215,000	US$4,553,750	US$9,107,500	US$4,553,750	-
Other Long-Term Liabilities Reflected on our Balance Sheet	-	-	-	-	-
Total	-	-	-	-	-

Notes:

(1)	All amounts relate to the University of Miami Research Agreement, as amended.

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ITEM 6. DIRECTORS, SENIOR MANAGEMENT & EMPLOYEES

A. Directors and Senior Management

The following table and summary of business experience set forth the name, office held, and functions and areas of experience in the Company, principal business activities and other principal directorships of each of our Directors and senior management as of the date of this registration statement on Form 20-F. All of our directors and senior management may be contracted at our principal executive office located at 200-366 Bay St., Toronto, Ontario, M5H 4B2, Canada.

Name Present Office Held	Position Held Since (3)	Principal Business Activities and Other Principal Directorships
Jonathan Gilbert Director and Chief Executive Officer	August 1, 2017	CEO and founder of Scythian Biosciences Inc.
Jonathan Held Chief Financial Officer	August 1, 2017	Chartered Professional Accountant, Chartered Accountant Director of Goldstream Minerals Inc. (NEX) and Signature Resources Ltd. (TSXV)

David Schrader Chief Operating Officer	August 1, 2017	Partner Moritt Hock & Hamroff LLP; COO Scythian Biosciences Inc.

Peter Benz(1)(2) Director	August 1, 2017	Chairman of Viking Asset Management LLC and of Optex Systems, Inc., Director of uSell.com (OTC), (OTC), Cogint, Inc. (NASDAQ) and Lilis Energy, Inc. (NASDAQ)

Michael Petter(1)(2) Director	August 1, 2017	CEO of Eyvo eProcurement Solutions

Roger Rai(1) Director	August 1, 2017	Vice-President, Business Development of Peeks Social Ltd. Director of Breaking Data Corp. (TSXV)

Gary Leong(2) Director	August 1, 2017	Chief Scientific Officer of Aphria Inc., a Health Canada Licensed Producer of medical cannabis products. President of Neautrical Solutions Inc. Director of Kalytera Therapeutics Inc. (TSXV)

Notes:

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	The terms of all directors will expire on the date of the first annual meeting of the shareholders.

Summary of Business Experience and Functions within the Company

Jonathan Gilbert – Age: 46 – CEO, Chairman and Director

Mr. Gilbert’s professional experience spans two decades of corporate finance and technology start-up development. In addition to his position as Chief Executive Officer and director, Mr. Gilbert is a business development manager at Decision Nutrition, a multimedia nutrition consultancy company founded by his wife, Keren Gilbert. Prior to founding Scythian Biosciences, Inc., served as President of New York-based Gilbert Capital Management Corp. for 14 years. Mr. Gilbert received his Bachelor of Business Administration from The George Washington University (BBA) and a Masters of Business Administration from Kennedy Western University (MBA). Mr. Gilbert lives in Roslyn Heights, NY, with his wife and their three sons. Mr. Gilbert is a full-time employee of the Company.

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Jonathan Held – Age: 32 - Chief Financial Officer

Mr. Held is a chartered professional accountant, chartered accountant, with CFO level experience with both private and public companies. Mr. Held has worked with a number of start-up companies in a number of sectors including technology, real estate and resources, both domestic and international. Mr. Held has been involved in numerous successful public market transactions including Initial Public Offerings, Reverse Takeovers and financings. Mr. Held works for ALOE Finance Inc., a transactional advisory and CFO solutions firm. Pursuant to a consulting agreement we have with Mr. Held spends time as required to manage the business with the Company, however, expects to spend at least 40% of each week. Mr. Held holds a Bachelor of Mathematics and Masters of Accounting from the University of Waterloo.

David Schrader – Age 53– Chief Operating Officer

Mr. Schrader is our Chief Operating Officer and the developer and inventor of the Company’s drug therapy. Mr. Schrader is expected to devote time as required to manage the business and can range between 15% and 50% of his time on average each week. Mr. Schrader has been a practicing business lawyer and consultant for over 29 years and is currently a partner at the law firm of Moritt Hock & Hamroff LLP, where he practices general business law. In addition to his private legal practice, Mr. Schrader has previously been the managing partner of Schrader & Schoenberg, LLP; general counsel and principal for Laconia Capital, a FINRA licensed broker dealer; and general counsel and V.P. of strategic management of K-Tex, LLC, a Chinese trading company. Mr. Schrader holds numerous educational credentials, including an LLM in Business Transactions from the University of Alabama School of Law; a Masters in Global Management from the Thunderbird School of Global Management; both an MBA and Masters in Strategic Management from the Kelley School of Business, Indiana University; a J.D. degree from the Benjamin N. Cardozo School of Law; and a Bachelors in Biology, emphasizing in cell and molecular biology and biochemistry, from Johns Hopkins University. Mr. Schrader’s credentials also include certification programs in Supply Chain Management (Kelley School of Business); Chief Sustainability Officer Training (SSC); Management Practices (Freeman School of Business, Tulane University); and Bioethics (Albert Einstein School of Medicine). Mr. Schrader has recently completed a Cannabis Science and Medicine Professional Certificate Program (University of Vermont School of Medicine).

Michael Petter – Age: 53 - Director

Mr. Petter is the CEO of Evyo eProcurement Solutions, an international San Francisco based software development company that specializes in SaaS based supply chain management workflow tools. A native of London England, Mr. Petter has a personal background in software development and strategic management with special focus on product marketing and customer satisfaction. Mr. Petter is recognized as a leader in the field of automated supply chain management solutions and is an invited speaker at seminars and regularly consults for private and public companies and elements of the Government. Mr. Petter has been a non-executive board member of SBI since inception and also acts as a non-executive board member and mentor to founders in early stage startups. Mr. Petter has a Bachelor’s of Computer Science from London University, is a past Fellow of The Institute of Analysts & Programmers, member of the British Computer Society, Institute of Directors and is a Chartered Engineer.

Peter Benz – Age: 57 - Director

Mr. Benz is a serial entrepreneur who has founded, invested and grown numerous companies in a cross-section of industry sectors. Mr. Benz has significant experience managing and directing both private and public companies and currently serves as director and audit committee member of Cogint Inc. (Nasdaq), Lilis Energy Inc. (Nasdaq) and uSell.com Inc. (OTC). Mr. Benz is also currently involved with Viking Asset Management LLC a privately owned hedge fund sponsor investing in the public equity and alternative investment markets, where he has served as Chairman since 2002. Mr. Benz received his Bachelor of Business Administration (BBA) from the University of Notre Dame, USA in 1982.

Roger Rai – Age: 48 - Director

Mr. Rai is the Managing Director of E. S. Rogers Enterprises and President of R3 Concepts Inc. As Managing Director at E.S. Rogers, Mr. Rai advises Edward Rogers on business, revenue, partnership and talent development. Mr. Rai was previously the Vice-President of Business Development of Peeks Social Ltd., a TSXV listed company operating Keeks.com, a social networking service focusing on video content. Mr. Rai has managed and directed both private the public companies, having been a director for Sustain Co. Inc. (SMS), Pintree Capital Ltd. (PNP) and The Mint Corporation. Mr. Rai has significant experienced in the digital and telecommunications markets, having held various managerial positions. Mr. Rai is the founder and a director of the ONEXONE foundation, a charitable organization focused on global child welfare. Born and raised in Toronto, Ontario, Mr. Rai received his Bachelor of Arts (BA) from the University of Western Ontario.

Gary Leong – Age: 52 - Director

Mr. Leong is the Chief Scientific Officer of Aphria Inc., a Health Canada Licensed Producer of medical cannabis products. Mr. Leong has a personal background in quality assurance, quality control, quality system audits, international and domestic regulatory affairs and product research and development. Mr. Leong currently is the president of Neautrical Solutions Inc. located in Surrey, British Columbia. Prior to that, he was the Chief Scientific Officer at Jamieson Laboratories Limited. He began at Jamieson in the year 2000 as the Vice President of Scientific and Technical Affairs. He also held the position of Quality Control Manager at Boehringer Ingelheim Consumer Products: Quest Vitamins and Development Officer at Atomic Energy of Canada: Radiochemical Company. Mr. Leong’s educational background began with a Bachelor of Science in Chemistry and has taken him most recently to an MBA in Quality Management from City University of Bellevue Washington. Mr. Leong is currently affiliated with The Life Sciences Working Team of Windsor-Essex Economic Development Corporation. In the past, he was a member of the Natural Health Products Directorate Program Advisory Committee and a board member of the Ontario Ginseng Innovation and Research Consortium.

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Family Relationships

There are no family relationships among our directors and senior management.

Other Arrangements

There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Compensation of Directors

Prior to the Business Combination and during our last full financial year, Directors of Scythian did not receive any compensation for attending meetings of the Board, committees of the Board, and shareholders meetings. In addition, other than stock options to purchase Common Shares which were granted to the Directors from time to time, we did not have any arrangements pursuant to which directors were remunerated by us for their services in their capacities as directors, consultants or experts.

Prior to the Business Combination and during its last full financial year, Directors of SBI received compensation as follows:

Director	Fees Paid as of March 31, 2017
Allen Cohen	$6,000
Jerome Gilbert	$3,000
Michael Petter	$6,000
Total	$15,000

Upon completion of the Business Combination on August 1, 2017, we granted each of our non-executive Directors 25,000 DSUs (as defined below).

Compensation of Named Executive Officers

Principles of Executive Compensation

The Company believes in linking an individual’s compensation to his or her performance and contribution as well as to the performance of the Company as a whole. The primary components of the Company’s executive compensation are base salary and option-based awards. The Board believes that the mix between base salary and incentives must be reviewed and tailored to each executive based on their role within the organization as well as their own personal circumstances. The overall goal is to successfully link compensation to the interests of the shareholders. The following principles form the basis of the Company’s executive compensation program:

1.	align interest of executives and shareholders;
2.	attract and motivate executives who are instrumental to the success of the Company and the enhancement of shareholder value;
3.	pay for performance;
4.	ensure compensation methods have the effect of retaining those executives whose performance has enhanced the Company’s long term value; and
5.	connect, if possible, the Company’s employees into principles 1 through 4 above.

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The Board is responsible for the Company’s compensation policies and practices. The Board has the responsibility to review and make recommendations concerning the compensation of the directors of the Company and the Named Executive Officers. The Board also has the responsibility to make recommendations concerning annual bonuses and grants to eligible persons under the Stock Option Plan. The Board also reviews and approves the hiring of executive officers.

Base Salary

The Board approves the salary ranges for the Named Executive Officers. At the current stage of the Company’s development, salaries have been determined by Board discussion without any formal targeted objectives. Going forward, the base salary review for each Named Executive Officer will be based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Comparative data for the Company’s peer group will also be accumulated from a number of external sources including independent consultants. The Company’s policy for determining salary for executive officers is consistent with the administration of salaries for all other employees.

Annual Incentive

The Company is not currently awarding any annual incentives by way of cash bonuses. However, the Company, in its discretion, may award such incentives in order to motivate executives to achieve short-term corporate goals. The Board approves annual incentives.

The success of Named Executive Officers in achieving their individual objectives and their contribution to the Company in reaching its overall goals are factors in the determination of their annual bonus. The Board assesses each Named Executive Officers’ performance on the basis of his or her respective contribution to the achievement of the predetermined corporate objectives, as well as to needs of the Company that arise on a day to day basis. This assessment is used by the Board in developing its recommendations with respect to the determination of annual bonuses for the Named Executive Officers.

Compensation and Measurements of Performance

It is the intention of the Board to approve targeted amounts of annual incentives for each Named Executive Officer at the beginning of each financial year. The targeted amounts will be determined by the Board based on a number of factors, including comparable compensation of similar companies.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the Named Executive Officers. The Named Executive Officers will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Board’s assessment of overall performance. The determination as to whether a target has been met is ultimately made by the Board and the Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

Long Term Compensation

Deferred Share Unit Plan

Following shareholder approval on May 31, 2017 and completion of the Business Combination on August 1, 2017, we implemented our Deferred Share Unit Plan (the “DSU Plan”). The purpose of the DSU Plan is to strengthen the alignment of interests between the DSU Participants (as defined below) and shareholders by linking a portion of annual compensation to the future value of our common shares. In addition, the DSU Plan is intended to advance our business operations and to motivate, attract and retain our officers, directors and employees of our and our subsidiaries’ directors, officers and employees. We believe that our DSU Plan will aid in attracting, retaining and encouraging director, officer and employee commitment and performance due to the opportunity offered to them to receive compensation in line with the value of our common shares.

Pursuant to the DSU Plan, our board of directors may, from time to time, in its discretion and in accordance with the TSXV requirements, grant to our directors, officers and full-time employees (the “DSU Participants”), DSUs representing the right of the DSU Participant to receive one previously unissued share of our common stock or cash equivalent (a “DSU Payment”) for each whole vested DSU held by such DSU Participant.

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The maximum aggregate number of common shares that may be issued under the DSU Plan shall not exceed 200,000 provided further that the aggregate number of common shares issuable under the DSU Plan, combined with any other security-based compensation plan, including our incentive stock option plan, shall not exceed 10% of the then issued and outstanding common shares at the DSU Grant Date (defined below).

Subject to the terms of the DSU Plan and our compensation policies, the number of DSUs to be granted and issued to each DSU Participant on each date on which DSUs are granted (the “DSU Grant Date”) shall be calculated by reference to (i) the dollar amount of the DSU Participant’s remuneration as determined by our board of directors for the year that will be satisfied by such DSUs, and (ii) the last closing price of our common shares immediately prior to the relevant DSU Grant Date. Our Board may, subject to applicable securities laws, also make additional determinations from time to time with respect to the number of DSUs to be issued, and the DSU Grant Date of DSUs to new DSU Participants appointed or hired from time to time, as the case may be. On each DSU Grant Date, we will issue to such DSU Participant, without any further action being required by any of them, such number of DSUs as determined by our board of directors.

Upon a DSU Participant’s death, or retirement from, or loss of office or employment with us (the “Termination Date”), we shall satisfy the DSU Payment for such DSU Participant by either (i) issuing to such DSU Participant one of our common shares for each vested outstanding DSU held by such DSU Participant on such relevant Termination Date, or (ii) paying an amount in cash equivalent to the number of outstanding DSUs held by such DSU Participant multiplied by the last closing price of our common shares immediately prior to the Termination Date for such DSU Participant, subject to applicable deductions. Where DSUs have been granted to a DSU Participant with reference to his or her remuneration for a year, in the event such DSU Participant resigns or is otherwise no longer eligible under the DSU Plan, as the case may be, during that year, such DSUs will only partially vest and the DSU Participant will only be entitled to a pro-rated DSU Payment in respect of such DSUs.

The aggregate number of our common shares issuable to all DSU Participants retained to provide activities, by or on behalf of us or our shareholders, that promote or could reasonably be expected to promote the sale of our securities pursuant to the DSU Plan (or any other security-based compensation plans, including our stock option plan) must not exceed 2% of the issued and outstanding Resulting Issuer Shares in any 12 -month period, calculated at the DSU Grant Date. In addition, unless we have received disinterested shareholder approval to do so, (i) the aggregate number of our common shares issuable to insiders under the DSU Plan (or any other security-based compensation plans, including the Resulting Issuer’s stock option plan) shall not exceed 10% of our outstanding common shares at the DSU Grant Date; (ii) the aggregate number of our common shares issuable to insiders in any 12-month period under the DSU Plan (or any other security-based compensation plans, including the Resulting Issuer’s stock option plan) shall not exceed 10% of our outstanding common shares at the DSU Grant Date; and (iii) the aggregate number of our common shares issuable to any one DSU Participant pursuant to the DSU Plan (or any other security-based compensation plans, including our stock option plan) in a 12 month period must not exceed 5% of the issued and outstanding Resulting Issuer Shares, calculated on the DSU Grant Date.

Under no circumstances shall DSUs be considered common shares nor shall they entitle any DSU Participant to exercise voting rights or any other rights attaching to the ownership of our common shares nor shall any DSU Participant be considered a Shareholder by virtue of the award of DSUs.

The rights or interests of a DSU Participant under the DSU Plan are not assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death. Further, such rights or interests are not to be encumbered.

Our board of directors may from time to time amend, suspend or terminate the DSU Plan in whole or in part without further shareholder approval; however, the DSU Plan sets out what our board of directors may and may not do, without obtaining the approval of Shareholders, in respect of amendments to the DSU Plan.

Incentive Stock Option Plan

Our Incentive Stock Option Plan (the “Option Plan”) is a “rolling” stock option plan. The purpose of our Option Plan is to, among other things, offer our common shares to our directors, officers, employees and persons engaged to provide ongoing management and consulting services (the “Service Providers”). The number of common shares we have reserved for issuance under our Option Plan may not exceed 10% of our issued and outstanding common shares at any given time. The options granted under the Option Plan are non-assignable and may be granted for a term not to exceed 10 years. Options may be granted under the Option Plan to our Service Providers, subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which our common shares may be listed or may trade from time to time. The exercise price of the options issuable under the Option Plan is determined by our board of directors which is no event may be less than the fair market value of our common shares at the time of the grant, subject to any discounts permitted by applicable legislative and regulatory requirements.

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Our Option Plan contains the following restrictions as to insider and individual eligibility thereunder: (i) the maximum number of common shares which may be reserved for issuance to insiders under the Option Plan, any other employer stock option plans or options for services, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis); (ii) the maximum number of options which may be granted to insiders under the Option Plan, any other employer stock option plans or options for services, within any 12 month period, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis); and (iii) the maximum number of common shares which may be issued to any one optionee, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis). The maximum number of options which may be granted to any one consultant under the Option Plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of options which may be granted to “investor relations persons” under the Option Plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

Compensation

Summary Compensation Table

Scythian Biosciences Corp.

The following table provides a summary of compensation paid, directly or indirectly, for each of the two most recently completed financial years to our named executive officers and directors, prior to the completion of the Business Combination:

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES(1)
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Patrick Mohan(2) President, Chief Executive Officer and Director	2016 2015	Nil 60,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 60,000
	2014	85,000	Nil	Nil	Nil	Nil	85,000

Harvey Johnson(3) Chief Financial Officer	2016 2015	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
	2014	12,500	Nil	Nil	Nil	Nil	12,500

Arvin Ramos(3) Chief Financial Officer	2016 2015	Nil —	Nil —	Nil —	Nil —	Nil —	Nil —
	2014	—	—	—	—	—	—

James Fairbairn Director	2016 2015	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
	2014	Nil	Nil	Nil	Nil	Nil	Nil

Richard Kellam(4) Director	2016 2015	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
	2014	Nil	Nil	Nil	Nil	Nil	Nil

Andrew Budning(5) Director	2016 2015	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
	2014	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	This table does not include any amount paid as reimbursement for expenses.
(2)	Mr. Mohan resigned as President, CEO and director effective February 28, 2017.
(3)	Mr. Johnson resigned as CFO effective October 7, 2016 and was replaced by Arvin Ramos.
(4)	Mr. Kellam resigned as director on November 22, 2016.
(5)	Mr. Budning resigned as director on November 22, 2016.

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Scythian Biosciences Inc.

The following table sets forth information concerning the compensation paid or payable by SBI to its named executive officers during each of the three most recently completed fiscal years of SBI:

Non-equity Incentive Plan Compensation
Name and Principal Position	Year Ended	Salary/ Fees	Share- based Awards	Option- based Awards	Annual Incentive Plans	Long- term Incentive Plans	Pension Value	All Other Compensation(3)	Total (4) Compensation
Jonathan Gilbert CEO and Director	2017 2016 2015	$281,250 $256,250 $87,500	$10,000 Nil Nil	Nil $176,475(2) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$38,400 $38,400 $7,800	$329,650 $471,175 $95,300

Harvey Lalach CFO	2017 2016 2015	$162,500 $152,500 $37,500	Nil Nil Nil	Nil $176,475(2) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$31,200 $31,200 $7,800	$193,700 $360,175 $45,300

Mohammad Fazil(5) President	2017 2016 2015	$242,708 $207,708 $142,599	Nil Nil Nil	Nil $176,475(2) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$38,400 $38,400 $30,400	$281,108 $422,583 $172,900

David Schrader COO	2017 2016 2015	$160,000 $150,000 Nil	Nil $250,000(1) Nil	Nil $176,475(2) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$31,200 $31,200 Nil	$191,200 $607,675 Nil

Notes:

(1)	On January 20, 2016, the SBI issued 1,000,000 common shares to David Schrader for services provided. The accounting value of these services was deemed to be $250,000.
(2)	On August 31, 2015, SBI issued 1,000,000 options to each of Jonathan Gilbert, Harvey Lalach, Mohammad Fazil and David Schrader with an exercise price of $0.25, expiring on August 31, 2020.
(3)	Includes benefits for health insurance, and car and phone allowance.
(4)	As of March 31, 2017, $1,383,873 of compensation remained accrued and unpaid. In satisfaction of the accrued and unpaid compensation, a cash payment of $45,000 and $100,000 in common shares (totaling 12,500 shares), in exchange for full settlement of the remaining balance.
(5)	Resigned as President on May 10, 2017.

The following table sets for information concerning the compensation to be paid or payable to our named executive officers:

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year Ended	Salary/ Fees	Share- based Awards(3)	Option- based Awards(2)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value	All Other Compensation	Total Compensation
Jonathan Gilbert CEO and Director	2018	$250,000	$250,000	$382,633	$37,500	Nil	Nil	$19,560	$902,193
Jonathan Held CFO	2018	$120,000	$100,000	Nil	Nil	Nil	Nil	Nil	$220,000
David Schrader COO	2018	$180,000	Nil	$95,658	$27,000	Nil	Nil	$19,560	$295,164

Notes:

(1)	Expected salary for the 12 months following completion of the Transactions or as otherwise may be determined by our board of directors for such period.

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(2)	We may issue options to purchase common shares to our directors, officers, employees and consultants. The value of our options cannot yet be determined. On August 1, 2017, Mr. Gilbert was issued 50,000 options with an exercise price of $8.00 for a period of 5 years, and Mr. Schrader was issued 12,500 options with an exercise price of $8.00 for a period of 5 years.
(3)	Includes DSUs issued on August 1, 2017, pursuant to the DSU Plan. Mr. Gilbert was issued 31,250 DSUs valued at $8.00 per DSU, and Mr. Held was issued 12,500 DSUs valued at $8.00 per DSU.

Employment and Service Agreements

Effective August 1, 2017, we entered into an employment agreement with Jonathan Gilbert which has an initial term of three (3) years as well as automatic renewals for subsequent terms of one (1) year, and provides for his employment as Chief Executive Officer. The agreement provides for compensation with respect to Mr. Gilbert’s annual base salary of $250,000, annual bonus equal to the greater of (i) 0.5% of our gross revenue for each calendar year or portion thereof during which Mr. Gilbert is employed up to and including his employment termination date or (ii) 15% of Mr. Gilbert’s annual base salary for the concluding year, and participation in our stock option and/or equity stock ownership programs for ownership in the Company. Mr. Gilbert’s agreement provides for severance pay of 18 months’ severance compensation in accordance with the terms of the agreement. Mr. Gilbert’s severance increases by 1 month for each year of service completed after the second anniversary date up to a maximum severance of 24 months.

Effective August 1, 2017, we entered into an employment agreement with David Schrader which has an initial term of three (3) years as well as automatic renewals for subsequent terms of one (1) year, and provides for his employment as Chief Operating Officer. The agreement provides for compensation with respect to Mr. Schrader’s annual base salary of $180,000, annual bonus equal to the greater of (i) 0.5% of our gross revenue for each calendar year or portion thereof during which Mr. Schrader is employed up to and including his employment termination date or (ii) 15% of Mr. Schrader’s annual base salary for the concluding year, and participation in our stock option and/or equity stock ownership programs for ownership in the Company. Mr. Schrader’s agreement provides for severance pay of 18 months’ severance compensation in accordance with the terms of the agreement. Mr. Schrader’s severance increases by 1 month for each year of service completed after the second anniversary date up to a maximum severance of 24 months.

Effective August 1, 2017, we entered into a consulting agreement with ALOE Finance Inc. for the services of Jonathan Held to act as the Chief Financial Officer. The term of the agreement is one (1) year and automatically renews for subsequent one (1) year periods unless either the Company or ALOE Finance Inc. provides a notice of non-renewal. The consulting agreement provides for a monthly retainer fee of $10,000 which is prorated for partial months of services.

Outstanding DSUs and Options

We currently have 230,050 options outstanding and 143,750 DSUs outstanding, as set forth below:

Group and Number of Persons in Group	Number of Shares Under Options and DSUs	Exercise Price Per Share	Expiry Date
All Directors, Officers, Advisors and Employees	75,000 Options	$8.00	August 1, 2022
	62,500 Options	$0.20	January 30, 2020

	65,000 Options	$8.00	September 1, 2022 through November 27, 2022
	143,750 DSUs	N/A	N/A
Former directors and consultants and investors	16,875 Options	$20.00	August 31, 2020 and February 12, 2021
	10,675 Options	$50.00	December 19, 2017

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Below is a table detailing all recipients of our Options and details of their respective options:

Description of Option holder	Number of Resulting Issuer Options and DSUs	Exercise Price of Resulting Issuer Options (CAD$)	Expiry Date of Resulting Issuer Options
Director
	100,000 DSUs	N/A	N/A
Director and Officers
	62,500 Options	8.00	August 1, 2022
	43,750 DSUs	N/A	N/A
	62,500 Options	0.20	January 30, 2020
	25,000 Options	8.00	September 18, 2022
Consultants and Advisors
	12,500 Options	8.00	August 1, 2022
	40,000 Options	8.00	September 1, 2022 through November 27, 2022
Other
	27,550 Options	$20.00 to $50.00	November 1, 2017 to December 19, 2017

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management.

C. Board Practices Term of Office

The term of office of directors expires annually at the time of the annual meeting. The directors were elected following consummation of the Business Combination on August 1, 2017. The term of office of the officers expires on the date of our first annual meeting following the Business Combination.

Service Contracts

We do not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

We have an Audit Committee and a Compensation Committee. Copies of both the Audit Committee and Compensation Committee charters are appended as exhibits to this Form 20-F.

Audit Committee

Our Audit Committee is comprised of a minimum of three members, each of whom, in the determination of the Board of Directors, satisfies the independence, financial literacy and experience requirements of applicable U.S. and Canadian securities laws, rules and guidelines (including, without limitation, National Instrument 52-110 - Audit Committees, or NI 52-110), any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

In particular:

●	each member shall be (a) an “Independent Director,” as defined in NASDAQ Marketplace Rule 5605(a)(2), and (b) “independent” within the meaning of Rule 10A-3 under the Exchange Act, and the determination of independence will be affirmatively made by the Board annually, provided that the Board may elect to take advantage of any exemption from such requirements provided in the rules of NASDAQ, or the Exchange Act;

●	each member shall meet the independence and financial literacy requirements set forth in NI 52-110;

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●	each member shall not have participated in the preparation of the financial statements of ours (or any then current subsidiary of ours) at any time during the past three years;

●	each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on NASDAQ in NASDAQ Marketplace Rule 5605(c)(2)(A)(iv); and

●	at least one (1) member shall, in the judgment of the Board, be an “audit committee financial expert” within the meaning of such term in Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933, as amended.

Our Audit Committee members are Mr. Peter Benz, Mr. Roger Rai and Mr. Michael Petter, each of whom is a non-executive member of our Board of Directors. Our Board of Directors has determined that each of the members of the Audit Committee is financially literate and has sufficient financial expertise, and is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities. The Board of Directors has determined that Mr. Benz is a financial expert in accordance with the rules and regulations of the SEC. For a description of the education and experience of each audit committee member that is relevant in the performance of his responsibilities as an audit committee member, see Item “6.A. - Summary of Business Experience and Functions within the Company”.

The purpose of the Audit Committee is to assist the Board of Directors in:

●	overseeing the integrity of our financial statements and our accounting and financial reporting processes and financial statement audits;

●	overseeing our compliance with legal and regulatory requirements;

●	overseeing the qualifications and independence of our registered public accounting firm (independent auditor);

●	overseeing the performance of our independent auditor; and

●	overseeing the design, implementation and ongoing effectiveness of our systems of disclosure controls and procedures, risk management systems, internal control over financial reporting and compliance with ethical standards adopted by us.

Since the commencement of our most recently completed fiscal year and adoption of the Audit Committee charter, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Corporate Governance and Nominating Committee

We currently do not have a corporate governance and nominating committee.

Compensation Committee

Our Compensation Committee members are Michael Petter (Chair), Peter Benz and Gary Leong. Our Board of Directors has determined that each member of our Compensation Committee is independent within the meaning of such term in the rules of NASDAQ.

D. Employees

As of the date of this registration statement on Form 20-F, we have two full-time employees, as compared to four full-time employees for the year ended December 2016. We also engage consultants and other researchers to carry on many of our activities, including research and development at the University of Miami.

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E. Share Ownership

As of November 30, 2017, our directors and senior management beneficially owned the following common shares of our Company:

Name and Office Held	Number of Common Shares		% of Class(1)

Jonathan Gilbert Director and Chief Executive Officer	93,750	(2)	1.75%

Jonathan Held Chief Financial Officer	Nil	(3)	n/a

David Schrader Chief Operating Officer	12,500	(4)	0.23%

Peter Benz Director	Nil	(5)	n/a

Michael Petter Director	Nil	(5)	n/a

Roger Rai Director	25,000	(5)	0.47%

Gary Leong Director	Nil	(5)	n/a

Notes:

(1)	Based on 5,354,890 common shares issued and outstanding as of November 30, 2017.
(2)	Excludes (i) 50,000 common shares underlying options exercisable until August 1, 2022 at an exercise price of $8 per share and (ii) 31,250 DSUs.
(3)	Excludes 12,500 DSUs.
(4)	Excludes (i) 62,500 common shares underlying options exercisable until January 30, 2020 at an exercise price of $0.20 per share and (ii) 12,500 common shares underlying options exercisable until August 1, 2022 at an exercise price of $8 per share.
(5)	Excludes 25,000 DSUs.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or discretion over, securities carrying more than 5% of the voting rights attaches to any class of voting securities of ours as of the date of this registration statement.

B. Related Party Transactions

Other than as disclosed in this registration statement, since the beginning of our preceding three financial years, there have been no transactions or loans between us and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;
(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over us;
(c)	individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over our us, and close members of any such individual’s family;
(d)	key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of ours, including directors and senior management of us and close members of such individuals’ families; and

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(e)	enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of us and enterprises that have a member of key management in common with us.

Scythian Biosciences Corp.

The financial statements include balances and transactions with directors and/or officers of Scythian. The company defines its key management as its CEO, CFO, Vice President of Exploration and its board of directors.

These expenditures are summarized as follows:

For the year ending December 31,	2016	2015
Management and consulting fees	$-	$60,000
Legal fees	$23,137	$7,466

Scythian Biosciences Inc.

During the years ended March 31, 2017, 2016, and for the period from Inception to March 31, 2015, SBI carried out the following transactions with directors and officers of SBI:

Related Party	Nature of Transaction

Jonathan Gilbert, CEO and director	Salaries and benefits
Mohammad Fazil, President and director	Salaries and benefits
Harvey Lalach, CFO and director	Salaries and benefits
David Schrader, COO and director	Salaries and benefits
Allen Cohen, director	Directors fees
Jerome Gilbert, director	Directors fees
Michael Petter, director	Directors fees

Related Party Balances

At March 31, 2017, included in accounts payable and accrued liabilities is an amount of $1,395,150 (2016: $584,888; 2015: $180,700) owing to Mr. Gilbert, Mr. Schrader, Mr. Fazil and Mr. Lalach in respect of unpaid salaries and benefits, directors’ fees, and reimbursable expenses. These amounts are unsecured, non-interest bearing and are payable on demand.

Related Party Transactions

During the year ended March 31, 2017, an amount of $985,658 (2016: $1,155,658; 2015: $355,300) in consulting fees, salaries and benefits was accrued or paid to Mr. Gilbert, Mr. Schrader, Mr. Fazil and Mr. Lalach in connection with employment and consulting agreements.

During the year ended March 31, 2017, an amount of $15,000 (2016: $21,089; 2015: $Nil) in directors’ fees was accrued or paid to Mr. Cohen, Mr. Gilbert and Mr. Petter, Directors of the Company in connection with directors’ agreements.

On February 16, 2017, SBI issued 50,000 common shares in exchange for $10,000 in services rendered by Mr. Schrader, the value of which was determined based on the fair value of the shares issued as evidenced by recent private placements.

Compensation

For information regarding compensation for our directors and senior management, see the information under the heading “Item 6.B. Compensation”.

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C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

See “Item 18. Financial Statements.”

Export Sales

We have no sales.

Legal Proceedings

To our knowledge, there have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

Also, to our knowledge, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board of Directors on the basis of our earnings, financial requirements and other relevant factors.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Price History

We began trading our common shares on the TSX Venture Exchange, or TSXV, on November 13, 2012 under the ticker symbol “KIT.” Trading of our common shares on the TSXV was halted on February 16, 2017, pending conditional approval of the Business Combination by the TSXV. We resumed trading on the TSXV on August 8, 2017 upon the TSXV’s approval of the Business Combination under the symbol “SCYB”.

Five Most Recent Financial Years

The annual high and low market prices of our common shares for the five most recent full financial years on the TSXV were as follows:

	TSXV in $(1)
Year ended	High	Low
December 31, 2016	0.115	0.005
December 31, 2015	0.01	0.005
December 31, 2014	0.025	0.005
December 31, 2013	0.21	0.01
December 31, 2012	0.25	0.16

Notes:

(1)	Our common shares began trading on the TSXVon November 13, 2012

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Full Financial Quarters

The high and low market prices of our common shares for each full financial quarter for the two most recent full financial years on the TSXV were as follows:

	TSXV in $
Quarter ended	High	Low
December 31, 2016	0.115	0.005
September 30, 2016	0.03	0.005
June 30, 2016	0.015	0.005
March 31, 2016	0.005	0.005
December 31, 2015	0.005	0.005
September 30, 2015	0.01	0.005
June 30, 2015	0.01	0.005
March 31, 2015	0.01	0.005

Most Recent Six Months

The high and low market prices of our common shares for each month for the most recent six months on the TSXV were as follows:

	TSXV in $
Month ended	High	Low
November 30, 2017	7.00	4.21
October 31, 2017	5.05	4.07
September 30, 2017	6.30	4.05
August 31, 2017	7.98	4.75
July 31, 2017	-	-
June 30, 2017	-	-
May 31, 2017	-	-
April 30, 2017	-	-
March 31, 2017	-	-
February 28, 2017 (through February 16, 2017) (1)	0.16	0.14
January 31, 2017	0.19	0.115

(1)	Trading of our common shares was halted on the TSXV pending approval of the amalgamation.

Transfers of Common Shares

Our common shares, with no par value, are in registered form and the transfer of our common shares is managed by our transfer agent, TSX Trust Company, Suite 300, 200 University Ave, Toronto, ON M5H 4H1, Canada (Tel: (416) 361-0930).

B. Plan of Distribution

Not Applicable.

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C. Markets

Our common shares are traded on the TSXV under the symbol “SCYB”. Our common shares are also traded in German on the Frankfurt Stock Exchange under the symbol “9SB” and are quoted in the United States on the OTCPink under the symbol “SCYFF.” We have applied to list our common shares on NASDAQ under the symbol “SCYB”. We cannot provide our investors with any assurance that our common shares will be listed on the NASDAQ Capital Market, or, if traded, that a liquid public market in the United States will materialize. If our common shares are not quoted on the NASDAQ Capital Market, then investors in the United States may have difficulty reselling our common shares.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following description of our share capital summarizes certain provisions of our Articles of Incorporation. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles of Incorporation, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Our issued and outstanding share capital as of November 20, 2017 is as follows:

Securities	Number		Approximate % - Fully Diluted
Common Shares
Total Common Shares	5,354,890		84.32%
Convertible Securities
Total Convertible Securities (including Warrants, Options and DSUs)	995,746	(1)	15.68%
Total	6,350,637		100%

(1)	Excludes 38,000 common shares issuable upon exercise of warrants underlying warrants to purchase up to 38,000 common shares issued on January 19, 2017.

Common Shares

Our authorized capital of an unlimited number of common shares, no par value. As of November 20, 2017, we have 5,354,890 common shares issued and outstanding as fully paid and non-assessable. Our common shares entitle the holders thereof to receive notice of, attend and vote at all meetings of our shareholders. Each common share carries one vote at such meetings. Holders of our common shares are entitled to dividends as and when declared by our board of directors. In the event of our voluntary or involuntary liquidation, dissolution or winding-up, after payment of all outstanding debts, any of our remaining assets available for distribution will be distributed to our shareholders.

Warrants

Our Board of Directors authorized or ratified the issuances of warrants set forth in the tables below and the issuance of one common share upon the due exercise of each warrant in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share price to the time of expiry on the designated expiry date.

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As of November 2 0, 2017, we had the following outstanding warrants:

Issuance Date	Number of Warrants		Number of vested Warrants		Weighted average exercise price	Expiry Date

March 1, 2017	1,751		1,751		8.00	June 12, 2019
March 13, 2017	114,493		114,493		8.00	June 12, 2019
March 20, 2017	20,746		20,746		12.00	March 20, 2020
March 31, 2017	5,206		5,206		12.00	March 31, 2020
January 19, 2017	444,000		444,000		2.00	October 11, 2019
January 19, 2017	38,000	(1)	38,000	(1)	1.00	October 11, 2018
December 19, 2012	250		250		50.00	December 19, 2017

Total	624,446		624,446

(1) Each converts into one common share and one common share purchase warrant exercisable at $2.00

Options

Our Board of Directors authorized or ratified the issuances of options set forth in the tables below and the issuance of one common share upon the due exercise of each option in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share price to the time of expiry on the designated expiry date.

As of November 20, 2017, we had the following outstanding options:

Grant date	Exercise price	Number of options	Expiry Date
August 31, 2015	$20.00	15,000	August 31, 2020
February 12, 2016	$20.00	1,875	February 12, 2021
January 30, 2017	$0.20	62,500	January 30, 2020
August 1, 2017	$8.00	75,000	August 1, 2022
December 19, 2012	$50.00	10,675	December 19, 2017
September 1, 2017	$8.00	27,500	September 1, 2022
September 6, 2017	$8.00	10,000	September 6, 2022
September 18, 2017	$8.00	25,000	September 18, 2022
Total		227,550

B. Memorandum and Articles of Association

Incorporation

We were incorporated under the Business Corporations Act (Ontario) on January 28, 2005 under the name “Canexco Resources Ltd.” On February 25, 2005, we filed a Certificate of Amendment to change our name to “Norcanex Resources Ltd.” On June 6, 2011 we filed a Certificate of Amendment to change our name to “Kitrinor Metals Inc.” On November 13, 2012, we became a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and our common shares began trading on the TSXV under the symbol “KIT”. On December 2, 2016, we amended our articles to consolidate our common shares on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares held. On August 1, 2017, we amended our articles to consolidate our common shares on the basis of one (1) post-consolidation common shares for every twenty (20) pre-consolidation common shares held.

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Scythian Biosciences Inc. was incorporated under the Federal laws of Canada on July 9, 2014. Its principal offices are located at 200-366 Bay St., Toronto, ON, M5H 4B2. The wholly-owned subsidiary of Scythian is Go Green B.C. Medicinal Marijuana Ltd. (“Go Green”), which was incorporated under the laws of the Province of British Columbia on December 1, 2013 and is currently in the process of applying for a license under the ACMPR. On August 1, 2017, SBI filed Articles of Amalgamation, providing for the Amalgamation of SBI with Subco. On the same date, SBI filed articles of amendment to consolidate its common shares on the basis of one (1) post-consolidation common share for every eighty (80) pre-consolidation common shares held.

On August 1, 2017, we filed articles of amendment to change the name of our company to “Scythian Biosciences Corp.” to better reflect the nature of our business.

Our Ontario corporation number is 002063925 and our business number is 85399 3178. We are a company domiciled in Ontario, Canada. Our head office and registered office is located at 200-366 Bay St., Toronto, Ontario, Canada, M5H 4B2. Our telephone number is (212) 729-9208.

A copy of our articles of incorporation has been filed as an exhibit to this Form 20-F.

Objects and Purposes of Our Company

Our articles of incorporation do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Other than as disclosed below, neither our articles nor our corporate by-laws restrict our directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum.

Our corporate by-laws provide that a director or officer who: (a) is a party to; or (b) is a director or an officer of, or has a material interest in, any person who is a party to; a material contract or transaction or proposed material contract or transaction with us shall disclose the nature and extent of such director’s or officer’s interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed material contract or transaction shall be referred to our Board of Directors or shareholders for approval in accordance with the OBCA even if such contract or proposed material contract or transaction is one that in the ordinary course of our business would not require approval by our Board of Directors or shareholders, and a director interested in a contract or transaction so referred to our Board of Directors shall not attend any part of a meeting of our Board of Directors during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction except as provided by the OBCA.

Subject to our articles and any unanimous shareholder agreement, our directors shall be paid such remuneration for their services as our Board of Directors may from time to time determine. Our directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of our Board of Directors or any committee thereof.

The OBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless it is a contract or transaction: (i) relating primarily to such director’s remuneration as a director of the company or one of our affiliates; (ii) for indemnity or insurance for the benefit of such director in his/her capacity as a director; or (iii) with one of our affiliates.

A director or officer who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter is not accountable to us or our shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to us at the time it was approved.

The OBCA provides that a director or officer generally holds a disclosable interest in a contract or transaction if either (a) the director or officer is a party to the contract or transaction with us and such contract or transaction is material to us; or (b) the director or officer is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us.

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Borrowing Powers of Directors

Our corporate by-laws provide that, if authorized by our directors, we may:

●	borrow money upon our credit;
●	issue, reissue, sell or pledge debt obligations, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;
●	give a guarantee on our behalf to secure performance of an obligation of any person; and
●	mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Amendment to the borrowing powers described above requires an amendment to our corporate by-laws. Our corporate by-laws do not contain any provisions in connection with amending the by-laws. The OBCA provides that our Board of Directors may by resolution, make, amend or repeal any by-laws that regulate our business and affairs and that the Board of Directors will submit such by-law, amendment or repeal to our shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Qualifications of Directors

Under our articles and corporate by-laws, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the OBCA to become, act or continue to act as a director. The OBCA provides that the following persons are disqualified from being a director of a corporation: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of a bankrupt.

Share Rights

Our authorized share capital consists of an unlimited number of common shares without nominal or par value.

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meeting, and they are entitled to receive dividends as determined and declared by our Board of Directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our Board of Directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Company.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to our shares are contained in our articles and such rights, privileges, restrictions and conditions may be changed by amending our articles. In order to amend our articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make particular types of amendments to our articles, a holder of our shares may dissent with regard to such resolution and, if such shareholder so elects, we would have to pay such shareholder the fair value of the shares held by the shareholder in respect of which the shareholder dissents as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to dissent rights include without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (ii) to add, remove or change any restriction upon the business that we may carry on or upon the powers that we may exercise.

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Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Annual meetings of our shareholders must be held at such time in each year not more than 15 months after the last annual meeting, as the Board of Directors may determine. Notice of the time and place of a meeting of shareholders must be sent not less than twenty-one days and not more than fifty days, before the meeting.

Meetings of our shareholders shall be held at our registered office or, if our Board of Directors shall so determine, at some other place in Ontario or, at some place outside Ontario if all the shareholders entitled to vote at the meeting so agree.

Our Board of Directors, the Chair of our Board, our Chief Executive Officer, or our President shall have power to call a special meeting of our shareholders at any time.

The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under our by-laws, the quorum for the transaction of business at a meeting of our shareholders is two or more persons, present in person or by proxy and holding in aggregate not less than 33 1/3% of our issued shares entitled to vote at such meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or Ontario, or in our charter documents.

Change in Control

There are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold

Neither our by-laws nor our articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that we disclose in our proxy information circular for our annual meeting and certain other disclosure documents filed by us under such legislation, holders who beneficially own more than 10% of our issued and outstanding shares.

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the U.S. Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the U.S. Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the U.S. Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the U.S. Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Upon the effectiveness of this annual report on Form 20-F, United States federal securities laws will require us to disclose, in our annual reports on Form 20-F, holders who own 5% or more of our issued and outstanding voting shares.

C. Material Contracts

There are no other contracts, other than those disclosed in this registration statement and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this registration statement:

1.	University of Miami Research Agreement and any amendments thereto
2.	Business Combination Agreement
3.	Amalgamation Agreement

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D. Exchange Controls

There are no government laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See the discussion under the heading “Item 10.E. Taxation – United States Federal Income Taxation” and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The Proceeds of Crime (Money Laundering) and Terrorist Financing Act requires that persons and entities report the importation or exportation of currency or monetary instruments of a value equal to or greater than $10,000 to Canadian customers officers in the prescribed form and manner.

There are no limitations under the laws of Canada or the Province of Ontario, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote common shares other than those imposed by the Investment Canada Act.

The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, government or entity that is a "non-Canadian" as defined in the Investment Canada Act. Such investments are generally reviewable under the Investment Canada Act by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister's determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act. Generally, investments by non-Canadians consisting of the acquisition of control of Canadian businesses which are otherwise non-reviewable and the establishment of new Canadian businesses are subject to certain notification requirements under the Investment Canada Act in the prescribed form and manner.

Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5 million or more is reviewable under the Investment Canada Act, unless the business is acquired by a WTO investor in which the thresholds for transactions are expected to be $1 billion in enterprise value in 2017 (the 2014 threshold is expected to be published in the Canada Gazette in early 2014). Generally, indirect acquisitions of existing Canadian businesses (with gross assets over $50 million) are reviewable under the Investment Canada Act, except in situations involving "WTO investors" where indirect acquisitions are generally not reviewable but are nonetheless subject to notification.

Under the Investment Canada Act, the Minister may order a review of any investment by a non-Canadian, regardless of the size of the interest acquired or the value of the assets involved, where the Minister has reasonable grounds to believe that such an investment could be injurious to national security. No guidelines or other explanatory statements have been issued to provide guidance on the scope of the national security review power.

Acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable but are nonetheless subject to notification. An investment to establish a new business that is related to the non-Canadian's existing business in Canada is not subject to notification under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

Any proposed take-over of the Company by a "non-Canadian" would likely only be subject to the simple notification requirements of the Investment Canada Act, as in all likelihood that non-Canadian would be a "WTO investor" for purposes of the Investment Canada Act and the Company would not likely exceed the applicable review threshold for a "WTO Investor." Generally, a "WTO investor" is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization or a business entity controlled by such an individual. Virtually all countries of the Western world are members of the World Trade Organization. A take-over offer from a non-WTO Investor would be reviewable if the net book value of the Company's assets exceeded $5 million for a direct acquisition, or exceeded $50 million for an indirect acquisition.

E. Taxation

Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our Company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our Company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Once listed, our common shares generally will not be considered taxable Canadian property to a non-resident holder provided that:

●	the non-resident holder;
●	persons with whom the non-resident holder did not deal at arm’s length;
●	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length; or
●	partnerships in which the non-resident holder or a person with whom the non-resident holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships,

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did not own, or have an interest in, or an option in, respect of, 25% or more of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service, or the IRS, has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partners. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, for any year during a U.S. Holder’s holding period, then different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which we are classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, rents and royalties, gains from the sale of stock and securities, and gains from commodities transactions.

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For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include interest, dividends, rents, or royalties that are received or accrued by us from “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of ours that is also a PFIC, or a Subsidiary PFIC, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

We believe that we were classified as a PFIC during the tax year ended December 31, 2016, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.” A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” of ours that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF Election, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code, discussed above, that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimus quantities, on at least 15 days during each calendar quarter.

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A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in future Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of ours, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of ours, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Provided we are eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year. Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on our common shares, and net gains from the disposition of our common shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of our common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in our common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common shares.

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Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Under U.S. federal income tax law and Treasury Regulations, U.S. Holders must generally file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold specified foreign financial assets in excess of threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at financial institutions meeting specified requirements. Penalties for failure to file information returns can be substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

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F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

The financial statements of SBI as of and for the years ended March 31, 2017, 2016, and 2015 included in this registration statement have been audited by MNP LLP as stated in their report appearing in this registration statement and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com), the Canadian equivalent of the SEC”s electronic document gathering and retrieval system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: at 200-366 Bay St., Toronto, Ontario, Canada, M5H 4B2. Our telephone number is (212) 729-9208. We are required to file financial statements and other information with the Securities Commission in each of the Provinces and Territories of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

I. Subsidiary Information

We own 100% of the voting securities of Scythian Biosciences Inc. which was incorporated July 9, 2014, under the Canada Business Corporations Act. Scythian Biosciences Inc. owns 100% of Go Green, a wholly-owned subsidiary incorporated under the laws of British Columbia.

ITEM 11. QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

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PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

No modifications or qualifications have been made to the instruments defining the rights of the holders of our Common Shares and no material amount of assets securing our securities has been withdrawn or substituted by us or anyone else (other than in the ordinary course of business).

As explained earlier, we effected a consolidation of our Common Shares. We do not believe that these changes have materially affected or modified the said rights.

ITEM 15. CONTROL AND PROCEDURES

A. Disclosure Controls and Procedures

Not applicable.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Not applicable.

C. Attestation Report of the Registered Public Accounting Firm.

Not applicable.

D. Changes in Internal Control Over Financial Reporting

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

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ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The following financial statements and notes thereto (as applicable) in Canadian dollars are filed with and incorporated herein as part of this Form 20-F, beginning on page F-1 following the signature page of this Form 20-F:

●	audited consolidated financial statements of Scythian for the years ended December 31, 2016, 2015 and 2014 prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

●	unaudited interim condensed financial statements of Scythian for the three and six months ended June 30, 2017, prepared in accordance with IFRS as issued by the IASB including: interim condensed statements of financial position, interim condensed statements of comprehensive loss; interim condensed statements of changes in equity, interim condensed statements of cash flows, and notes to the interim condensed financial statements.

●	unaudited interim condensed consolidated financial statements of Scythian for the three and six months ended September 30, 2017, prepared in accordance with IFRS as issued by the IASB including: interim condensed consolidated statements of financial position, interim condensed statements of comprehensive loss; interim condensed consolidated statements of changes in equity, interim condensed consolidated statements of cash flows, and notes to the interim condensed consolidated financial statements.

●	audited consolidated financial statements of SBI for the years ended March 31, 2017, 2016 and 2015 (beginning on the date of inception on July 9, 2014), prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

●	unaudited interim consolidated condensed financial statements of SBI for the three months ended June 30, 2017, prepared in accordance with IFRS as issued by the IASB including: interim condensed consolidated statements of financial position, interim consolidated condensed statements of comprehensive loss; interim condensed consolidated statements of changes in equity, interim condensed consolidated statements of cash flows, and notes to the interim condensed consolidated financial statements.

●	pro forma unaudited combined statements of loss and comprehensive loss for the year ended March 31, 2017, and for the four month period ended July 31, 2017 with explanatory notes describing the pro forma adjustments.

ITEM 19. EXHIBITS

Exhibit
Number	Description
1.1	**Articles of Incorporation of Scythian Biosciences Corp., dated January 28, 2005
1.2	**Articles of Amendment of Scythian Biosciences Corp., dated February 25, 2005
1.3	**Articles of Amendment of Scythian Biosciences Corp., dated June 6, 2011
1.4	**Articles of Amendment of Scythian Biosciences Corp., dated August 8, 2012
1.5	**Articles of Amendment of Scythian Biosciences Corp., dated December 5, 2016
1.6	**Certificate of Amendment of Scythian Biosciences Corp., dated August 1, 2017
1.7	**By-laws of Scythian Biosciences Corp., dated May 18, 2011
1.8	**Certificate of Incorporated, dated July 9, 2014
1.9	**Certificate of Amendment, dated April 16, 2015
1.10	**Certificate of Amendment, dated October 29, 2015
1.11	**Certificate of Amendment of Scythian Biosciences Inc., dated August 1, 2017
1.12	**Articles of Amalgamation of Scythian Biosciences Inc., dated August 1, 2017
4.1	**Business Combination Agreement, by and among Scythian Biosciences Inc., Kitrinor Metals Inc. and 10188760 Canada Inc., dated June 6, 2017
4.2	**University of Miami Collaborative Research Agreement, dated July 25, 2016
4.3	**Amendment to the University of Miami Collaborative Research Agreement, dated February 10, 2017
4.4	**Agency Agreement, by and among Scythian Biosciences Inc., Kitrinor Metals Inc., Clarus Securities Inc., Haywood Securities Inc., and Canaccord Genuity Corp., dated March 13, 2017
4.5	**Agency Agreement Amendment, by and among Scythian Biosciences Inc., Kitrinor Metals Inc., Clarus Securities Inc., Haywood Securities Inc., and Canaccord Genuity Corp., dated June 6, 2017
4.6	**Subscription Receipt Agreement, by and among Scythian Biosciences Inc., Kitrinor Metals Inc., Clarus Securities Inc. and TSX Trust Company, dated March 13, 2017
4.7	**Subscription Receipt Agreement Supplement, by and among Scythian Biosciences Inc., Kitrinor Metals Inc., Clarus Securities Inc. and TSX Trust Company, dated June 8, 2017
4.8	**Commercial Lease, dated January 24, 2013
4.9	**Sublease of Commercial Lease, dated June 2015
4.10	**Employment Agreement with Jonathan Gilbert, dated August 1, 2017
4.11	**Employment Agreement with David Schrader, dated August 1, 2017
4.12	**Consultant Agreement with ALOE Finance Inc., dated August 1, 2017
4.13	**Deferred Share Unit Plan
4.14	**2011 Stock Option Plan
4.15	***Amendment to the University of Miami Collaborative Research Agreement, dated October 6, 2017
8.1	*Subsidiaries of the Company
15.1	*Consent of MNP LLP
15.2	*Consent of MNP LLP

* Filed herewith

** Filed as an exhibit to the Company’s registration statement on Form 20-F filed with the SEC on August 21, 2017.

*** Filed as an exhibit to the Company’s registration statement on Form 20-F/A filed with the SEC on October 18 , 2017.

67

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on December 6, 2017.

SCYTHIAN BIOSCIENCES CORP.

/s/ Jonathan Gilbert
Jonathan Gilbert
Chief Executive Officer
Chief Executive Officer & Director

68

Scythian Biosciences Corp..

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended September 30, 2017

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Note to Reader	70
Interim Consolidated Statements of Financial Position	71
Interim Consolidated Statements of Loss and Comprehensive Loss	72
Interim Consolidated Statements of Changes in Equity	73
Interim Consolidated Statements of Cash Flows	74
Notes to the Condensed Consolidated Interim Financial Statements	75
Management’s Discussion and Analysis for the three and six months ended September 30, 2017	88

69

NOTE TO READER

Under National Instrument 51-102, if an auditor has not performed a review of interim financial statements they must be accompanied by a note indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the management. The Company’s independent auditor has not performed a review of these interim financial statements.

70

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2017 and March 31, 2017

Expressed in Canadian Dollars

	Note	September 30, 2017	March 31, 2017
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	$10,030,141	$1,090,767
Prepaid expenses	10	1,216,853	871,907
Sales tax recoverable		75,020	9,979
Total current assets		11,322,014	1,972,653

Plant and equipment	6	657,677	759,682

Total assets		$11,979,691	$2,732,335

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	266,188	1,931,317
Deferred share unit liabilities	8	740,313	-

Total liabilities		1,006,501	1,931,317

SHAREHOLDERS’ EQUITY
Capital stock	8	24,954,273	6,216,198
Contributed surplus	8	6,608,082	1,506,806
Deficit		(20,589,165)	(6,921,986)

Total shareholders’ equity		10,973,190	801,018

Total liabilities and shareholders’ equity		$11,979,691	$2,732,335

Nature and Continuance of Operations – Note 1

Commitments – Notes 10 and 11

“Jonathan Gilbert”	“Peter Benz”
Jonathan Gilbert	Peter Benz

The accompanying notes are an integral part of the condensed consolidated interim financial statements

71

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three and six months ended September 30, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

		Three months ended September 30,		Six months ended September 30,
	Note	2017	2016	2017	2016

OPERATING EXPENSES
Research and development	10	$744,027	$92,341	$1,430,606	$92,341
Salaries and wages	7, 8b	446,447	265,559	664,125	528,040
Professional fees		92,690	11,939	202,050	39,228
Consulting	7, 8b	157,921	16,551	193,398	113,586
Advertising and public relations		187,153	2,279	188,586	4,537
Office and general		56,658	27,137	80,923	58,461
Travel		26,335	2,264	51,712	5,900
Depreciation	6	51,002	57,500	102,005	115,000
		1,762,233	475,570	2,913,405	957,093

OPERATING LOSS BEFORE THE FOLLOWING ITEMS		(1,762,233)	(475,570)	(2,913,405)	(957,093)

Foreign exchange loss		(78,110)	(6,893)	(100,408)	(9,825)
Interest income		27,477	-	33,568	-
Deferred share unit compensation	8d	(740,313)	-	(740,313)	-
Listing expenses	5	(9,988,123)	-	(9,988,123)	-
Rental income		20,418	21,007	41,502	42,024
NET LOSS AND COMPREHENSIVE LOSS		$(12,520,884)	$(461,456)	$(13,667,179)	$(924,894)

Loss per share
Basic and diluted	9	$(2.81)	$(1.02)	$(3.72)	$(2.04)

Weighted average number of shares outstanding
Basic and diluted	9	4,462,921	453,808	3,676,014	453,032

The accompanying notes are an integral part of the condensed consolidated interim financial statements

72

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the six months ended September 30, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

	Note	Number	Share Capital	Contributed Surplus	Other Capital Reserves	Deficit	Total Shareholders’ Equity
Balance, April 1, 2016		449,713	$3,507,284	$939,708	$20,000	$(3,945,922)	$521,070
Issuance of common shares - for cash		4,095	81,900	-	(20,000)	-	61,900
Share based compensation		-	-	53,413	-	-	53,413
Net loss		-	-	-	-	(924,894)	(924,894)
Balance, September 30, 2016		453,808	$3,589,184	$993,121	$-	$(4,870,816)	$(288,511)

Balance, April 1, 2017		2,874,551	$6,216,198	$1,506,806	$-	$(6,921,986)	$801,018
Subscriptions receipts, net of costs		-	-	-	12,196,191	-	12,196,191
Issuance of common shares
- for settlement of accounts payable	7	12,500	100,000	819,245	-	-	919,245
- for cash - at $8.00	8	1,660,625	13,285,000	-	(13,285,000)	-	-
less; share issue costs		-	(1,128,383)	-	1,088,809	-	(39,574)
Share issuance - RTO	5	660,566	5,284,528	3,886,447	-	-	9,170,975
Settlement of accrued wages with related parties	7	-	-	669,388	-	-	669,388
Finder’s fee	5	49,700	397,600	-	-	-	397,600
Shares issued pursuant to the exercise of warrants		96,948	799,330	(607,434)	-	-	191,896
Share based compensation		-	-	333,630	-	-	333,630
Net loss		-	-	-	-	(13,667,179)	(13,667,179)
Balance, September 30, 2017		5,354,890	$24,954,273	$6,608,082	$-	$(20,589,165)	$10,973,190

The accompanying notes are an integral part of these condensed consolidated interim financial statements

73

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended September 30, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

		Three months ended September 30,
	Note	2017	2016
OPERATING ACTIVITIES
Net loss		$(13,667,179)	$(924,894)
Items not affecting cash:
Depreciation	6	102,005	115,000
Share based compensation	8b, 8d	1,073,943	53,413
Listing expense paid in shares	5	9,326,063	-
Non-cash listing expenses	5	397,600	-
Changes in non-cash working capital items:
Increase in prepaid expenses		(344,946)	(8,367)
Increase (decrease) in accounts payable and accrued liabilities		(155,529)	526,975
Increase in sales tax recoverable		(53,165)	(1,399)
Cash flows relating to operating activities		(3,321,208)	(239,272)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net	8	-	61,900
Proceeds from exercise of warrants		191,896
Proceeds from receipt of subscriptions for common shares, net	8	12,156,617	-
Cash flows relating to financing activities		12,348,513	61,900

INVESTING ACTIVITIES
Cash acquired upon the acquisition of Kitrinor	5	379	-
Advances to Kitrinor	5	(88,310)	-
Cash flows relating to investing activities		(87,931)	-

Net increase (decrease) in cash		8,939,374	(177,372)

Cash and cash equivalents, beginning		1,090,767	222,431

Cash and cash equivalents, ending		$10,030,141	$45,059

Supplemental Cash Flow Information – Note 12

The accompanying notes are an integral part of these condensed consolidated interim financial statements

74

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.) (the “Company”) was incorporated under the laws of the Province of Ontario on January 28, 2005. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the trading symbol SCYB. The Company is a reporting issuer in the provinces of Ontario, Alberta and British Columbia.

On August 1, 2017, the Company completed a business combination with Scythian Biosciences Inc. (“Scythian Inc.”) (the “Transaction”) (Note 5), a company incorporated under the Federal laws of Canada on July 9, 2014. Scythian Inc. is focused on the acquisition of companies in the medical marijuana market, either in its application for medical and academic uses in the development of new pharmaceuticals, or in the business of production and sales of prescription marijuana to individual consumers. The Transaction constituted a reverse takeover of the Company by Scythian Inc. and the business of the resulting merged entities became the business of Scythian Inc.

Effective August 1, 2017, and in connection with the Transaction, the Company effected a reverse stock split on the basis of 1:20 and Scythian Inc. effected a reverse stock split on the basis of 1:80. As such, all shares of common stock issued and outstanding were decreased on such basis. These condensed consolidated interim financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

The Company’s principal and registered office is 200-366 Bay St., Toronto, ON, M5H 4B2.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

2.	BASIS OF PRESENTATION

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) IAS 34 “Interim Financial Reporting”.

These condensed consolidated interim financial statements do not include all of the information and disclosures required to be included in annual financial statements prepared in accordance with IFRS.

These condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements of Scythian Inc. for the year ended March 31, 2017, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgements and estimates were presented in Note 2 and Note 3 of those audited financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue on November 22, 2017 by the directors of the Company.

75

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

2.	BASIS OF PRESENTATION

b)	Basis of Measurement

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency. These condensed consolidated interim financial statements are prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Scythian Biosciences Inc. and Go Green B.C. Medicinal Marijuana Ltd. All intercompany balances and transactions have been eliminated upon consolidation. Subsidiaries are consolidated from the date control commences until control ceases.

3.	NEW ACCOUNTING STANDARDS

At the date of authorization of these condensed consolidated interim financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been early-adopted by the Company.

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s condensed consolidated interim financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s condensed consolidated interim financial statements.

Future Changes in Accounting Policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is not expected to have an impact on the classification and measurement of the Company’s financial assets and liabilities when adopted in 2018.

76

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

3.	NEW ACCOUNTING STANDARDS – Continued

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The adoption of IFRS 16 is not expected to have an impact on the classification and measurement of the Company’s financial instruments, when adopted in 2019.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of the following:

	September 30, 2017	March 31, 2017

Cash	$1,829,041	$1,090,767
Guaranteed Investment Certificates	8,201,100	-
	$10,030,141	$1,090,767

5.	REVERSE TAKEOVER TRANSACTION

On August 1, 2017, the Company closed a reverse takeover transaction with Scythian Inc. pursuant to which the Company acquired all of the issued and outstanding securities of Scythian Inc. by way of a three-cornered amalgamation (the “Amalgamation”). As part of the Amalgamation, the Company changed its name to Scythian Biosciences Corp. (“Scythian Corp.”) and Scythian Inc. became a wholly-owned subsidiary of the Company. At the date of the Amalgamation, Scythian Inc. had advanced $88,310 to Scythian Corp. pursuant to the letter of intent and to pay for public company expenses prior to the consummation of the transaction. All amounts advanced were eliminated upon completion of the Amalgamation.

Under the terms of the Amalgamation, Scythian Corp. effected a reverse stock split on the basis of 1:20 and Scythian Inc. effected a reverse stock split on the basis of 1:80. Scythian Inc. shareholders received post-consolidation shares of Scythian Corp. for each post-consolidation Scythian Inc. share held on the basis of 1:1. Further, all post-consolidation share purchase options and warrants outstanding in Scythian Inc. were exchanged for share purchase options and warrants in Scythian Corp. on the basis of 1:1.

The Amalgamation was accounted for as a reverse takeover transaction that was not a business combination and effectively a capital transaction of Scythian Inc. Scythian Inc. has been treated as the accounting acquirer (legal subsidiary) and Scythian Corp. has been treated as the accounting acquire (legal parent) in these condensed consolidated interim financial statements. As Scythian Inc. was deemed to be the acquirer for accounting purposes, the condensed consolidated interim financial statements are presented as a continuation of Scythian Inc.

77

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

5.	REVERSE TAKEOVER TRANSACTION – Continued

Details of the purchase price consideration and allocation are shown below:

Consideration paid
Common shares	660,566	$8.0000	$5,284,528
Warrants	617,198	$6.2969	3,886,447
Options	10,675	$-	-
Total Consideration	1,288,439		$9,170,975

Net Assets Acquired
Cash			$379
Receivables			11,876
Trade payables and accruals			(79,033)
Due to Scythian			(88,310)
Net assets (liabilities) acquired			(155,088)
Listing Expense			$9,326,063

The warrant value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions: share price: $8.00; expected life: 2.13 years, expected annualized volatility: 75.51%, annual rate of quarterly dividends: 0.00%, risk-free interest rate: 1.25%.

The fair value of Scythian Corp.’s net assets and liabilities is estimated to be consistent with their carrying value due to their short-term nature.

The Company paid a finder’s fee of 49,700 common shares in connection with the Amalgamation. These shares were recorded at a fair value of $8.00 per share, or $397,600 and is included as additional listing expense on the statement of operations during the three and six months ended September 30, 2017.

78

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

6.	PLANT AND EQUIPMENT

Plant and equipment consists of the following:

	Leasehold improvements	Marchinery and equipment	Total

Cost, April 1, 2016	$743,925	$406,075	$1,150,000
Additions	-	-	-

Cost, March 31, 2017 and September 30, 2017	743,925	406,075	1,150,000

Accumulated depreciation, April 1, 2016	$111,589	$60,911	$172,500
Depreciation	148,785	69,033	217,818

Accumulated depreciation, March 31, 2017	260,374	129,944	390,318
Depreciation	74,392	27,613	$102,005

Accumulated depreciation, September 30, 2017	334,766	157,557	492,323

Net book value, March 31, 2017	$483,551	$276,131	$759,682

Net book value, September 30, 2017	$409,159	$248,518	$657,677

During the three and six months ended September 30, 2017, the Company recorded depreciation expense of $51,002 and $102,005, respectively (2016: $57,500 and $115,000, respectively).

7.	RELATED PARTY TRANSACTIONS AND BALANCES AND KEY MANAGEMENT COMPENSATION

All related party transactions are carried out in the normal course of operations and are recorded at fair value, unless otherwise noted herein. The Company has identified its officers as its key management personnel.

Related Party Balances

At September 30, 2017, included in accounts payable and accrued liabilities is an amount of $Nil (March 31, 2017: $1,395,150) owing to directors and officers of the Company in respect of unpaid salaries and benefits, directors’ fees, and reimbursable expenses. Any amounts owed to related parties are unsecured, non-interest bearing, and are payable on demand.

79

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

7.	RELATED PARTY TRANSACTIONS AND BALANCES AND KEY MANAGEMENT COMPENSATION – Continued

Related Party Transactions

The Company incurred charges with directors and officers of the Company or with companies with directors or officers in common with the Company during the three and six months ended September 30, 2017 and 2016 as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Salaries and wages	103,227	246,051	300,117	484,810
Consulting fees	-	-	7,500	-
Director fees	-	4,000	3,000	10,000
	$103,227	$250,051	$310,617	$494,810

During the six months ended September 30, 2017, the Company issued an aggregate of 12,500 common shares of the Company, and paid $45,000 in cash, to settle an aggregate of $964,245 in accrued and unpaid salaries and wages and benefits due to two former directors and officers of the Company. The shares issued were recorded at their fair value of $100,000, or $8.00 per share, which value was determined with reference to the price at which shares were being sold to arm’s length parties on or around the transaction date. The remaining $819,245 difference between the carrying value of the amounts settled and the fair value of consideration transferred of $145,000 was recorded as a contribution to equity.

During the six months ended September 30, 2017, two directors and officers of the Company forgave an aggregate of $669,388 in accrued salaries, wages and allowances owed to the directors and officers. The amount forgiven was recorded as a contribution to equity.

8.	CAPITAL STOCK

a.	Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

80

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

Changes in the issued and outstanding common shares of the Company during the year ended March 31, 2017, and for the six-month period ended September 30, 2017, were as follows:

	Number of shares	Amount
Balance, April 1, 2016	449,713	$3,507,284
Shares issued
Pursuant to private placements at $20.00	4,095	81,900
Balance, June 30, 2016	453,808	3,589,184
Shares issued
Pursuant to private placements at $0.20	2,000,000	400,000
Pursuant to private placements at $8.00	370,743	2,965,945
Less; share issue costs	-	(748,931)
In exchange for services	50,000	10,000
Balance, March 31, 2017	2,874,551	$6,216,198
Shares issued
As settlement of accounts payable	12,500	100,000
Pursuant to private placements at $8.00	1,660,625	13,285,000
Less; share issue costs	-	(1,128,383)
Pursuant to acquisition of Kitrinor	660,566	5,284,528
Finder’s fee	49,700	397,600
Pursuant to exercise of warrants	96,948	799,330
Balance, September 30, 2017	5,354,890	$24,954,273

During the six months ended September 30, 2017, the Company issued 1,660,625 subscription receipts at $8.00 per subscription receipts for gross proceeds of $13,285,000 pursuant to a private placement. In connection with the private placement, the Company incurred share issue costs of $1,128,383, which included agent’s commission and legal fees and expenses directly attributable to the transaction. Subsequently, the subscription receipts were converted into shares of common stock on a one for one basis.

81

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

b.	Share Purchase Options

The Board of Directors of the Company (the “Board”) has approved a Stock Option Plan (the “Option Plan”). The purpose of the Option Plan is to grant share purchase options to directors, senior officers, employees, and consultants of the Company. The maximum number of shares reserved for issue under the Option Plan will be equal to 10% of the aggregate issued and outstanding shares of the Company at the date of approval of the Option Plan, but the maximum number may be revised from time to time by the Board.

The Option Plan is administered by the Board. The minimum exercise price of options issued under the Option Plan shall be equal to the market price (as defined by the Option Plan) of the Company’s shares on the grant date, less applicable discount, if any, permitted by securities legislation and approved by the Board. Stock options may be granted under the Option Plan for an exercise period determined by the Board, subject to earlier termination in accordance with the terms of the Option Plan.

A summary of the status of the Company’s outstanding share purchase options for the year ended March 31, 2017, and for the six-month period ended September 30, 2017, is presented below:

	Number of options	Weighted Average exercise price

Outstanding, April 1, 2016	73,750	20.00
Granted	62,500	0.20
Outstanding, March 31, 2017	136,250	10.92
Granted	137,500	8.00
Issued pursuant to acquisition with Kitrinor	10,675	50.00
Forfeited	(51,250)	20.00
Expired	(5,625)	20.00

Outstanding, September 30, 2017	227,550	$8.72

82

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

b.	Share Purchase Options – Continued

At September 30, 2017, the following share purchase options were outstanding:

Grant date	Exercise price	Number of options outstanding	Number vested	Expiry Date
December 19, 2012	$50.00	10,675	10,675	December 19, 2017
January 30, 2017	$0.20	62,500	62,500	January 30, 2020
August 31, 2015	$20.00	15,000	15,000	August 31, 2020
February 12, 2016	$20.00	1,875	1,875	February 12, 2021
August 1, 2017	$8.00	75,000	75,000	August 1, 2022
September 18, 2017	$8.00	27,500	10,000	September 1, 2022
September 1, 2017	$8.00	10,000	3,500	September 6, 2022
September 6, 2017	$8.00	25,000	-	September 18, 2022
		227,550	178,550

During the three and six months ended September 30, 2017, the Company recorded $320,937 and $333,630, respectively (2016: $12,832 and $53,413, respectively) in share based compensation expense in connection with the vesting of share purchase options. These charges were recorded on the statement of loss and comprehensive loss as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Consulting fees	$36,759	$12,832	$49,452	$53,413
Salaries and wages	284,178	-	284,178	-
	$320,937	$12,832	$333,630	$53,413

83

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

c.	Share Purchase Warrants

A summary of the Company’s share purchase warrants outstanding is presented below:

	Number of warrants	Weighted Average exercise price
Outstanding, April 1, 2016	-	-
Issued	142,196	$8.73
Outstanding, March 31, 2017	142,196	$8.73
Issued	579,198	$1.95
Exercised	(96,948)	$1.98
Outstanding, March 31, 2017 and September 30, 2017	624,446	$3.49

During the year ended March 31, 2017, the Company issued 116,244 share purchase warrants exercisable at $8.00 per share, expiring on June 12, 2019, as commissions in connection with subscription receipts at $8.00 per share. The fair value of these warrants of $398,200 was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.86%, expected life 2.0 years, estimated stock price $8.00, expected volatility 78.95%, dividend yield 0.00%.

During the year ended March 31, 2017, the Company issued 25,952 share purchase warrants exercisable at $12.00 per share for a period of three years from the date of issuance as commissions in connection with a private placement at $8.00 per share. The fair value of these warrants of $85,400, was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.78%, expected life 3.0 years, estimated stock price $8.00, expected volatility 78.73%, dividend yield 0.00%.

At September 30, 2017, the Company had share purchase warrants outstanding as follows:

Issuance Date	Number of warrants	Weighted average Exercise price	Expiry Date
March 13, 2017	116,244	$8.00	June 12, 2019
March 20, 2017	20,746	$12.00	March 20, 2020
March 31, 2017	5,206	$12.00	March 31, 2020
August 1, 2017	444,000	$2.00	October 11, 2019
August 1, 2017	38,000	$1.00	October 11, 2018
August 1, 2017	250	$50.00	December 19, 2017
	624,446	$3.49

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Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

d.	Deferred share units

The Board has approved a Deferred Share Unit Plan (the “DSU Plan”). Pursuant to the DSU Plan, the Board may, from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, and full-time employees of the Company and its affiliates (collectively the “DSU Participants”), DSUs representing the right of the DSU Participant to receive one previously unissued common share of the Company or cash equivalent (a “DSU Payment”) for each whole DSU held by such DSU Participant.

The maximum aggregate number of common shares that may be issued under the DSU Plan shall not exceed 200,000 provided further that the aggregate number of common shares issuable under the DSU Plan, combined with any other securities-based compensation plan, including the Company’s Option Plan, shall not exceed 10% of the then issued and outstanding common shares of the Company at the grant date.

The DSU Plan is administered by the Board. Upon a DSU Participants death, or retirement from or loss of office or employment with the Company (the “Termination Date”), the Company shall satisfy the DSU Payment for each DSU Participant by either (i) issuing to such DSU Participant one common share of the Company for each outstanding DSU held by such DSU Participant on such relevant Termination Date, or (ii) payment of an amount in cash equivalent equal to the number of outstanding DSUs held by such DSU Participant multiplied by the last closing price of the Company’s shares of common stock immediately prior to the Termination Date, subject to applicable statutory source deductions.

A summary of the status of the Company’s outstanding DSUs for the year ended March 31, 2017, and for the six-month period ended September 30, 2017, is presented below:

	Number	Value
Outstanding, April 1, 2016 and March 31, 2017	-	$-
Granted	143,750	1,150,000
Fair value adjustment	-	(409,687)
Outstanding, September 30, 2017	143,750	$740,313

85

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

9.	LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and six months ended September 30, 2017, and 2016 was based on the following data:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Numerator
Net loss attributable to common shareholders	$(12,520,884)	$(461,456)	$(13,667,179)	$(924,894)
Denominator
Weighted average number of common shares outstanding	4,462,921	453,808	3,676,014	453,032
Dilutive effect of assumed exercise of stock options, warrants and DSUs	-	-	-	-
Diluted weighted average number of common shares outstanding	4,462,921	453,808	3,676,014	453,032
Loss per share (basic and diluted)	$(2.81)	$(1.02)	$(3.72)	$(2.04)

The basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as stock options, share purchase warrants, and deferred share units in the weighted average number of common shares outstanding during the period, only if dilutive.

As of September 30, 2017, loss per share excludes 995,746 (March 31, 2017: 278,446) potentially dilutive common shares related to outstanding share purchase options, warrants, and deferred share units as the effect was anti-dilutive.

10.	OBLIGATION UNDER RESEARCH AGREEMENT

On July 25, 2016, the Company entered into a collaborative research agreement, and amended on February 10, 2017 and October 6, 2017 (the “Agreement”) with the University of Miami (the “University”). The University has agreed to assist the Company with the research, development and preclinical and clinical trials research studies.

The obligation of the University to commence and continue the Project is contingent upon the Company making payments to the University.

●	1st payment: US$250,000 paid on November 28, 2016 ;
●	2nd payment: US$175,000 paid on February 1, 2017;
●	3rd payment: US$1,000,000 paid on March 27, 2017;
●	4th payment: US$1,000,000 paid on August 7, 2017;

The Company will pay US$1,000,000 on a quarterly basis with the next payment being due on October 1, 2017 and the last quarterly payment due on July 1, 2021. Every fourth quarter shall include an additional payment of US$553,750. Institution overhead of 29% is included within all payments. Total amount of funding, inclusive of University’s overhead is US$20,640,000.

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Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

10.	OBLIGATION UNDER RESEARCH AGREEMENT – Continued

At September 30, 2017, included in prepaid expenses and deposits is an amount of $668,489 (US$538,895) (March 31, 2017: $860,876 (USD$645,900)) in milestone payments paid to the University which were unspent as at such date.

During the six months ended September 30, 2017, the Company recorded research and development expenses of $1,430,606 (2016: $92,341) in connection with expenditures incurred under the terms of the Agreement.

11.	COMMITMENTS

The Company is committed to minimum future lease payments during fiscal year ending March 31, 2018, of $28,091.

The Company also has certain commitments with regards to the research agreement with the University of Miami as discussed in note 10.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Investing and financing activities that do not have a direct impact on cash flows are excluded from the statement of cash flows.

During the six months ended September 30, 2017:

i) the Company issued 12,500 common shares as settlement of accrued and unpaid salaries, wages, and benefits of $919,245 owing to two directors and officers of the Company.

ii) the Company recorded $669,388 as a contribution to equity in connection with the forgiveness of accrued salaries, wages, and benefits owed to directors and officers of the Company.

These transactions were excluded from the statement of cash flows.

13.	FINANCIAL RISK FACTORS

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings to meet the Company’s liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

13.	FINANCIAL RISK FACTORS – Continued

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. During the period ended September 30, 2017, the Company amended the timing of the obligations under its research agreement with the University (note 10). Management is of the opinion that it has sufficient working capital is available to meet the Company’s liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

87

SCYTHIAN BIOSCIENCES CORP.

(Formerly Kitrinor Metals Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTH PERIODS ENDED SEPTEMBER 30, 2017

Introduction

The following management discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for Scythian Biosciences Corp. (the “Company” or “Scythian”) for the three and six months ended September 30, 2017, including other pertinent events subsequent to that date up to and including November 22, 2017. The following information should be read in conjunction with the financial statements for the three and six month periods ended September 30, 2017 and 2016, and the audited financial statements of its subsidiary, Scythian Biosciences Inc. (“Scythian Inc.”), for the year ended March 31, 2017. Amounts are reported in Canadian dollars unless otherwise indicated.

The common shares of the Company are listed on the TSX Venture Exchange under the symbol “SYCB”, on the OTCPink under the symbol “SCCYF”, and on the Frankfurt Exchange under the symbol “9SB”.

This MD&A provides managements view of the financial condition of the Company and the results of its operations for the reporting periods indicated. Additional information related to Scythian is available as filed on the Canadian Securities Administrators’ website at www.sedar.com.

Forward-Looking Statements

This MD&A contains forward-looking information and statements (“forward-looking statements”) which reflects the current expectations of the management of Scythian, as applicable, regarding Scythian’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management of Scythian currently believe to be reasonable assumptions, Scythian cannot assure that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond Scythian’s control, including without limitation: uncertainties of the results of human trials based on the results of research conducted on animals; uncertainties of developing products for human use; uncertainties of receiving approval by appropriate governing agencies for marketing; uncertainties related to the grant, renewal and impact of any license to conduct activities with cannabis; uncertainties for approval to market and manufacture the developed products; volatility in the demand for products; competition for, among other things, market share; pricing competition for products; inability to secure licensing under the ACMPR; changes in laws, regulations and guidelines relating to Scythian’s business, liabilities inherent in cannabis development operations; uncertainties associated with protection of intellectual property; financing risks; global economic events or conditions; fluctuations in foreign exchange or interest rates; and other factors, many of which are beyond the control of Scythian. Scythian assumes no responsibility to update forward looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect Scythian.

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Business Overview

Scythian is a pre-clinical research and development company that is in the process of developing drug therapies. The first project underway is the development of a proprietary cannabinoid-based combination drug therapy for the treatment of concussions and traumatic brain injury. In addition to this primary line of research and development, Scythian also intends to develop other potential cannabinoid and non-cannabinoid based pharmaceutical products, including one that is in development for treatment of gastro-inflammatory disease.

In order to advance the development of Scythian’s proprietary treatment methodology, Scythian has established a relationship with the University of Miami’s “UConcussion Treatment & Management Program” (the “UConcussion Program”), a renowned center for research on brain and spinal cord injuries. Pursuant to a research agreement dated July 25, 2016, and amended on February 10, 2017 and October 6, 2017, the UConcussion Program is conducting and coordinating the Company’s research, including pre-clinical and clinical trials, to expand upon Scythian’s current patent pending methodology in the treatment of concussions and traumatic brain injury.

In addition to Scythian’s principal line of business, being the development of a proprietary cannabinoid-based method for the treatment of concussions and traumatic brain injury (and efforts to develop other drugs), Scythian Inc.’s wholly owned Canadian subsidiary, Go Green B.C. Medicinal Marijuana Ltd. (“Go Green”), is in the process of applying to Health Canada to become a Licensed Producer under the ACMPR. This license would allow Go Green to grow, sell and potentially distribute medical marijuana within Canada. Go Green’s application to become a Licensed Producer was submitted on January 18, 2014. The ACMPR licensing process includes multiple stages (although the process is periodically changed as the regulatory structure develops or is altered), including: preliminary screening, enhanced screening, security clearance, review, pre-license inspection, and licensing. Go Green’s application is currently at the security stage.

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Corporate Developments and Highlights

On August 29, 2017, the Company announced that it had applied for a listing of its shares on the NASDAQ Capital Market.

Reverse Takeover Transaction

On June 6, 2017, the Company entered into a Business Combination Agreement with Kitrinor Metals Inc. (“Kitrinor”), a public company whose shares trade on the TSX Venture Exchange (“TSXV”) and 10188760 Canada Inc., a wholly owned subsidiary of Kitrinor incorporated for the purposes of the Business Combination Agreement (“Subco”), pursuant to which the Company will amalgamate with Kitrinor by way of a three-cornered amalgamation under the federal laws of Canada (the “Transaction”). The Transaction constitutes a reverse takeover of Kitrinor by the Company and the business of the resulting merged entities (the “Reporting Issuer”) will become the business of the Company. At June 30, 2017, the Transaction was subject to regulatory approval, including the approval of the TSXV, and certain closing conditions; including completion of a share consolidation, name change, approval of a deferred share unit plan, and the election of the Company’s directors. The transaction was completed on August 1, 2017. On August 8, 2017, the Company started trading on the TSXV under the symbol SCYB.

Effective August 1, 2017, and in connection with the Transaction, the Company effected a reverse stock split on the basis of 1:80. As such, all shares of common stock issued and outstanding were decreased on the basis of one new share for each eighty old shares. The accompanying consolidated financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

Details of the purchase price consideration and allocation are shown below:

Consideration paid
Common shares	660,566	$8.0000	$5,284,528
Warrants	617,198	$6.2969	3,886,447
Options	10,675	$-	-
Total Consideration	1,288,439		$9,170,975

Net Assets Acquired
Cash			$379
Receivables			11,876
Trade payables and accruals			(79,033)
Due to Scythian			(88,310)
Net assets (liabilities) acquired			(155,088)
Listing Expense			$9,326,063

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Financing

During the six months ended September 30, 2017, the Company issued 1,660,625 subscription receipts at $8.00 per subscription receipt for gross proceeds of $13,285,000 pursuant to a private placement. In connection with the private placement, the Company incurred share issue costs of $1,128,383, which included agent’s commission and legal fees and expenses directly attributable to the transaction. Subsequently, the subscription receipts were converted into shares of common stock on a one for one basis.

During the quarter ended March 31, 2017, the Company completed a private placement financing raising gross proceeds of $2,965,945 by issuing 370,743 common shares at $8.00.

Treatment of Traumatic Brain Injury

Proprietary Methodology

On October 16, 2015, Scythian filed US Provisional Patent Application No. 62-242-457 Methods for Treating Traumatic Brain Injury. The proprietary methodology forming the basis of Scythian’s patent application utilizes a combination of two drugs to inhibit both inflammation and other aspects of the immune response in the brain that occur following a concussion or other traumatic brain injury (the “Combination Therapy”). This immune response and inflammation is a significant contributing cause of brain tissue damage following a head trauma. Scythian’s patent application focuses on using two or more alternative therapies in combination in order to combat the injury resulting from such inflammation and the immune systems response.

More generally, a concussion causes injury and damage to the brain in three ways. First, the initial physical impact and the force exerted cause a direct impact to, and/or acceleration of, the brain resulting in direct brain tissue damage. Following the force of the initial impact, brain tissue begins to swell. The result of such inflammation is increased intracranial pressure due to the limited amount of space surrounding an individual’s brain in the skull cavity. As the individual’s brain expands with inflammation, the brain presses against the skull with increasing pressure and can cause extensive damage. Other components of the immune response trigger a cascade of chemical processes, including the release of cytokines and the infiltration of white blood cells (leukocytic and macrophage infiltration). Changes in calcium and potassium concentrations also disrupt cell function. Scythian’s therapy is designed to disrupt or reduce the extent of these processes.

Scythian’s treatment strategy has been to target multiple receptors on parallel pathways that each affect these immune processes. Scythian’s patent proposes multiple drugs in each class as alternative treatments; however, the pre-clinical trial is focusing on two specific drugs. Scythian has not created new drugs but rather has found a way to apply several pre-existing drugs in a way not previously done before.

Proprietary Treatment Methodology

Scythian’s provisional patent application utilizes a combination of approaches to inhibit both the inflammation and the immune system response to combat injury due to concussion or other traumatic impact. The patent application focuses on using two or more alternative therapies in combination, with the application covering several possible combinations of drugs. Although the patent covers multiple combinations, the research being conducted by the University of Miami will utilize an N-methyl-D-aspartate (“NMDA”) receptor antagonist plus a cannabinoid receptor type 2 CB2 receptor agonist as a combined drug regimen. Among other things, the activation or inhibition of these receptors affects the cannabinoid pathway to ultimately increase levels of Anandamide with a resulting decrease in 2-arachidonoyl glycerol (“2-AG”). The result of this chemical effect is to reduce inflammation and to inhibit gliosis (and the immune cascade).

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There is a long history of the study of cannabinoids for use as anti-inflammatory agents, including in particular, CBD. Research on the use of THC, CBD and other cannabinoids as a possible treatment for various inflammatory disorders has been ongoing for no less than 25 years. However, over the last 10-15 years, this research has picked up extensively.

In addition to the Combination Therapy, Scythian’s patent application also covers an additional approach utilizing a Fatty Acid Amide Hydrolase inhibitor (“FAAH”) to trigger a different chemical pathway to achieve regulation of Anandamide and 2-AG. FAAH inhibitors reduce the level of 2-AG through upregulation of Anandamide levels without acting on the CB2 receptor. Thus, the use of a FAAH inhibitor would create an anti-inflammatory effect through an alternate mechanism without binding or effecting the CB1 or CB2 receptors. This alternative approach remains an additional possible approach at a later point in the study.

University of Miami Research Agreement

The research is being conducted at the University of Miami Miller School of Medicine (“UM”), a leading institution in Traumatic Brain Injury and Concussion Treatment, Management, and Prevention. The primary investigator of the project, Professor of Neurological Surgery at UM, Gillian A. Hotz, PhD, is a leading expert in neurotrauma. She has been the Director of the UConcussion Program for the past twenty years, is part of University of Miami Health System Sports Medicine, and the KIDZ Neuroscience Center at The Miami Project to Cure Paralysis. Miami Project to Cure Paralysis is a leading spinal cord injury research center and a designated Center of Excellence at the University of Miami Miller School of Medicine. Dr. Hotz is nationally recognized as a behavioral neuroscientist and expert in pediatric, adult neurotrauma and concussion prevention and management. Dr. Hotz has put together a core team of leading experts at UM in neuroscience, neurosurgery, neurology, neuropsychology, and injury prevention, including:

●	Dalton Dietrich, PhD Scientific Director, The Miami Project to Cure Paralysis, Senior Associate Dean for Discovery Science, Professor of Neurological Surgery, Neurology, Biomedical Engineering and Cell Biology
●	Helen Bramlett, PhD Professor of Neurological Surgery, The Miami Project to Cure Paralysis
●	Michael Hoffer, MD Professor Otolaryngology and Neurotology
●	Bonnie Levin, PhD Professor of Neurology and Director of the Division of Neuropsychology, Department of Neurology.
●	Tatiana Rundek, MD Professor of Clinical Neurology
●	Steve Olvey, MD Associate Professor of Clinical Neurology & Neurosurgery
●	Mohan Kottapally, MD Assistant Professor of Clinical Neurology Neurocritical Care Division
●	Kester Nedd, DO Associate Professor of Clinical Neurology

Pursuant to a collaborative research agreement dated July 25, 2016, as amended on February 10, and October 6, 2017, the University of Miami’s UConcussion Program has committed to conduct the pre-clinical and clinical research studies of Scythian, including any necessary animal or preliminary testing, clinical testing, from inception through Phase 3 testing and to develop for commercial application, certain targeted therapeutics identified or otherwise contemplated by the agreement (the “Purpose”). Pursuant to the agreement Scythian has agreed to pay a 5% royalty of net profits from the commercialization, including licensing, or any inventions or discoveries made during the term of the agreement, as well as from the commercialization of the specific drug regimen being tested under the agreement and as set out in Scythian’s patent. Any intellectual property developed during the course of the testing program remains and/or becomes the property of Scythian.

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The initial term of the agreement ends January 30, 2022, and may be extended. The agreement may be terminated by either party on 90 days’ written notice upon an uncured material breach; upon the filing for creditor protection under the United States Bankruptcy Code or the appointment of a bankruptcy trustee or receiver; or, upon either party determining in its sole judgment that the Purpose of the agreement will not achieve a positive outcome.

The first phase of the program will focus on the pre-clinical studies, piloting phase of the proposed outcome measures, and the translational project, with the latter providing the transition from pre-clinical to the clinical study beginning in Year 3. Significant efforts will be directed towards narrowing and refining the most sensitive outcomes from domains shown to be, in varying degrees and combinations, significantly impacted in mild to moderate traumatic brain injury: cognitive, behavioral, psychosocial, sleep, pain, sensory/motor, cardiovascular, inflammatory biomarkers, and imaging parameters. During this phase, the program will seek to clarify and address methodological shortcomings in existing literature, design novel outcomes that circumvent these shortcomings, pilot the outcome measures on normal, and two groups of traumatic brain injury patients (acute and chronic), and propose a study methodology to begin in Year 3 to test the Combination Therapy product. A significant target for year two of the study is to carry out the translational component of the study which will require a close collaboration between preclinical and clinical investigators, with the goal of gathering critical data in the piloting phase in order to inform and insure direct application from the experimental studies to the fully powered clinical trial beginning in Year 3 of the study.

Selected Quarterly Financial Information

For the three month periods ended:

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
	$	$	$	$	$	$	$	$
Total revenue	-	-	-	-	-	-	-	-
Net loss	(12,520,884)	(1,146,295)	(1,315,402)	(735,766)	(461,458)	(463,439)	(721,298)	(497,884)
Income per share, basic and fully diluted	(2.81)	(0.40)	(0.74)	(1.62)	(1.02)	(1.02)	(1.63)	(1.16)
Total assets	11,979,691	13,631,290	2,732,335	869,700	921,814	1,030,135	1,204,421	1,407,279
Long-term liabilities	-	-	-	-	-	-	-	-
Working capital (deficiency)[1]	11,055,826	12,074,173	41,336	(1,011,448)	(1,050,482)	(757,244)	(456,430)	(101,984)
Dividends		-	-	-	-	-	-	-

(1) Working capital (deficiency) excludes deferred share unit liabilities

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Comments on the significant variations of results from operations for the three and six months ended September 30, 2017 and 2016:

	Three Month Periods Ended		Six Month Periods Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$
Research and development	744,027	92,341	1,430,606	92,341
Salaries and wages	446,447	265,559	664,125	528,040
Professional fees	92,690	11,939	202,050	39,228
Consulting	157,921	16,551	193,398	113,586
Advertising and public relations	187,153	2,279	188,586	4,537
Office and general	56,658	27,137	80,923	58,461
Travel	26,335	2,264	51,712	5,900
Depreciation	51,002	57,500	102,005	115,000
Total operating costs	1,762,233	475,570	2,913,405	957,093
Net loss and comprehensive loss	(12,520,884)	(461,456)	(13,667,179)	(924,894)

In July 2016, the Company signed a collaborative research agreement with the University of Miami, and has since started funding research costs related to the Combination Therapy. This led to an increase during the three and six month periods ended September 30, 2017, in research and development costs by $651,686 and $1,338,265 compared to the same periods in the prior year as the research continues to ramp up.

During the three and six month periods ended September 30, 2017, the Company incurred an increase in salaries and wages of $180,888 and $136,085, respectively. The main reason for this increase related to the issuance of stock options, as during the three and six month periods ended September 30, 2017, the Company recorded $284,178 and $284,178 (2016 - $Nil and $Nil) in salaries and wages related to the issuance of stock options. Hence, the Company actually had an overall reduction in cash based compensation.

The Company also experienced increases in professional fees, consulting, advertising and public relations, office and general, and travel expenses. These increases are all associated with the completion of a go-public transaction, as well as additional costs related to maintaining a public listing.

The Company incurred a final net loss and comprehensive loss for the three and six months ended of $12,520,884 and $13,667,179, (2016 - $461,456 and $924,894) respectively. The significant increase year over year relates to one time listing costs of $9,988,123 incurred during the period. The Company also issued deferred share units to officers and directors in conjunction with the go-public transaction, which resulted in a deferred share unit compensation of $740,313 during the period.

Liquidity and Capital Resources

As of September 30, 2017, the Company had cash and short-term investments of $10,030,141(March 31, 2017 - $1,090,767) and working capital, excluding deferred share unit liabilities, of $11,055,826 (March 31, 2017 - $41,366). The Company has a history of operating losses and of negative cash flows from operations. The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings to meet the Company’s liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. During the period ended September 30, 2017, the Company amended the timing of the obligations under its research agreement with the University (note 10). Management is of the opinion that it has sufficient working capital is available to meet the Company’s liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

Share Capital Structure

The Company has authorized an unlimited number of common shares without par value, and an unlimited number of non-voting, non-participating, non-cumulative preferred shares without par value, redeemable at the option of the Company or the holder. As at November 15, 2017, the Company’s issued and outstanding shares, stock options and warrants are as follows:

June 30, 2017
Common shares	5,354,890
Warrants	624,446
Stock options	227,550
Deferred share units	143,750
Total fully diluted	6,350,636

Research and Development Agreements and Commitments

On July 25, 2016, the Company entered into a collaborative research agreement, and amended on February 10, 2017 and October 6, 2017 (the “Agreement”) with the University of Miami (the “University”). The University has agreed to assist the Company with the research, development and preclinical and clinical trials research studies.

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The obligation of the University to commence and continue the Project is contingent upon the Company making payments to the University.

●	1st payment: US$250,000 paid on November 28, 2016;
●	2nd payment: US$175,000 paid on February 1, 2017;
●	3rd payment: US$1,000,000 paid on March 27, 2017;
●	4th payment: US$1,000,000 paid on August 7, 2017;

The Company will pay US$1,000,000 on a quarterly basis with the next payment being due on October 1, 2017 and the last quarterly payment due on July 1, 2021. Every fourth quarter shall include an additional payment of US$553,750. Institution overhead of 29% is included within all payments. Total amount of funding, inclusive of University’s overhead is US$20,640,000.

Contractual Obligations

The below table presents a listing of the contractual obligations of the Company.

	Payments due by period ($)
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$28,091	$28,091	-	-	-
Purchase Obligations(1)	$22,732,320	$5,683,080	$17,049,240	-	-
Other Long-Term Liabilities Reflected on our Balance Sheet	-	-	-	-	-
Total	$22,760,411	$5,711,171	$17,049,240	-	-

(1)	All amounts relate to the Agreement with the University of Miami and are denominated in US dollars. US dollars have been translated into Canadian dollars at an exchange rate of 1.248 as at September 30, 2017.

Off-Balance Sheet Arrangements

Pursuant to the Agreement with the University of Miami, the Company has agreed to pay a 5% royalty of net profits from the commercialization, including licensing, or any inventions or discoveries made during the term of the agreement, as well as from the commercialization of the specific drug regime being tested under the agreement as set out in Scythian’s patent. Any intellectual property developed during the course of the testing program remains and/or becomes the property of Scythian.

The Company has no other off-balance sheet arrangements.

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Related Party Transactions

All related party transactions are carried out in the normal course of operations and are recorded at fair value, unless otherwise noted herein. The Company has identified its officers as its key management personnel.

Balances

At September 30, 2017, included in accounts payable and accrued liabilities is an amount of $Nil (March 31, 2017: $1,395,150) owing to directors and officers of the Company in respect of unpaid salaries and benefits, directors’ fees, and reimbursable expenses. Any amounts owed to related parties are unsecured, non-interest bearing and are payable on demand.

Transactions

The Company incurred charges with directors and officers of the Company or with companies with directors or officers in common with the Company during the three and six months ended September 30, 2017 and 2016 as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Salaries and wages	103,227	246,051	300,117	484,810
Consulting fees	-	-	7,500	-
Director fees	-	4,000	3,000	10,000
	$103,227	$250,051	$310,617	$494,810

During the six months ended September 30, 2017, the Company issued an aggregate of 12,500 common shares of the Company, and paid $45,000 in cash, to settle an aggregate of $964,245 in accrued and unpaid salaries and wages and benefits due to two former directors and officers of the Company. The shares issued were recorded at their fair value of $100,000, or $8.00 per share, which value was determined with reference to the price at which shares were being sold to arm’s length parties on or around the transaction date. The remaining $819,245 difference between the carrying value of the amounts settled and the fair value of consideration transferred of $145,000 was recorded as a contribution to equity.

During the six months ended September 30, 2017, two directors and officers of the Company forgave an aggregate of $669,388 in accrued salaries, wages and allowances owed to the directors and officers. The amount forgiven was recorded as a contribution to equity.

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Critical Accounting Estimates

Changes in Accounting Policies

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is not expected to have an impact on the classification and measurement of the Company’s financial assets and liabilities when adopted in 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The adoption of IFRS 16 is not expected to have an impact on the classification and measurement of the Company’s financial instruments, when adopted in 2019.

Financial Instruments

As at June 30, 2017, the Company’s financial instruments consist of cash and cash equivalents, sales tax recoverable, other receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximate carrying value since they are short-term in nature and are receivable or payable on demand.

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Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. From time to time, the Company holds financial instruments that are denominated in a currency other than the Canadian dollar. At June 30, 2017, the Company held financial assets of $698,176 (March 31, 2017: $886,969) denominated in US dollars and had research and development commitments denominated in US Dollars. During the three months ended June 30, 2017, the Company recognized foreign currency exchange loss of $22,298 (2016: gain of $2,933) relating to currency fluctuations between the Canadian and US dollars.

Risk Factors

Additional Financing

The Company is in the research and development stage of operations. The Company will likely operate at a loss until one of its lines of business becomes established and therefore will require additional financing in order to complete its R&D and to fund its ongoing and future operations. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. The Company’s ability to secure any required financing to sustain its operations will depend in part upon prevailing capital market conditions, as well as the Company’s business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to the Company’s management. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Neither the Company’s articles nor its by-laws limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Limited Operating History and No Assurance of Profitability

The Company is subject to all of the business risks and uncertainties associated with any early-stage enterprise, including under-capitalization, cash shortages, limitation with respect to personnel, financial and other resources, and lack of revenues.

Scythian has incurred significant operating losses since inception and substantially all losses have resulted from expenses incurred in connection with research and development and general and administrative costs associated with operations. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company cannot produce revenue to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will generate revenue and be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

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No Revenue to Date

Scythian has not generated revenues as of the date of this Filing Statement. The ability to generate revenue depends upon the ability to successfully commercialize its intellectual property or other product candidates that the Company develops or acquires in the future. As of the date of this Filing Statement, there is no expectation to generate revenue in the foreseeable future.

There is no assurance that if regulatory approval is achieved for the product candidates, revenues will be generated. The ability to generate revenue further depends on additional factors, including:

●	successful completion of development activities, including the additional preclinical studies and planned clinical trials for the product candidates;

●	completion and submission of New Drug Applications to the FDA and Marketing Authorization Applications to the European Medicines Agency;

●	obtaining regulatory approval from the FDA and European Medicines Agency for indications for which there is a commercial market;

●	obtaining regulatory approval from Health Canada;

●	completion and submission of applications to, and obtaining regulatory approval from, other foreign regulatory authorities;
●	raising substantial additional capital to fund operations;

●	securing and maintaining strategic collaborations with partners to test, commercialize and manufacture product candidates;

●	manufacturing approved products in commercial quantities and on commercially reasonable terms;

●	developing a commercial organization, or finding suitable partners, to market, sell and distribute approved products;

●	achieving acceptance among patients, clinicians and advocacy groups for any developed products;

●	the successful grant of patents for drugs under development;

●	obtaining coverage and adequate reimbursement from third parties, including government payors; and

●	setting a commercially viable price for any approved products.

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Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management could have a material adverse effect on the Company’s business, operating results or financial condition.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Regulatory Risks

The activities of the Company are subject to regulation by governmental authorities, particularly in the United States and other jurisdictions where the Company intends to test and, if approved, market its product candidates. Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the outcome of the FDA, European Medicines Agency or Health Canada’s regulatory approval process. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Current products under development contain controlled substances as defined in the U.S. federal Controlled Substances Act of 1970. Containing a controlled substance would subject the product candidates to a high degree of regulation and/or the possibility that the product might not be approved for use due to the application of these regulations.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Reliance on Regulatory Approval

The ability of the Company to successfully produce the product candidates is dependent on extensive ongoing regulatory compliance and reporting requirements by the Drug Enforcement Agency, FDA, European Medicines Agency, Health Canada and other foreign regulatory authorities (“Reporting Requirements”). Failure to comply with the requirements and terms of the Reporting Requirements could have a material adverse impact on the business, financial condition and operating results of the Company. There is no assurance that continuous regulatory approval will be given for the product candidates. Should regulatory approval not be continued, the business, financial condition and operating results of the Company would be materially adversely affected.

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Even if Scythian receives regulatory approval for its product candidates, this approval may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which Scythian can market a product or the patient population that may utilize the product, or may be required to carry a warning on its packaging. Once a product candidate is approved, Scythian remains subject to continuing regulatory obligations, such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of promotion and marketing.

Changes in Laws, Regulations and Guidelines

The commercial Medical Marijuana industry is a new industry and the Company anticipates that such regulations will be subject to change as the US Federal Government monitors licensed producers in action. The Company’s operations are subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, import, export, management, packaging/labelling, advertising, sale, transportation, distribution, storage and disposal of the product candidates but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of management, the Company is currently in compliance with all such laws, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of the Company may cause adverse effects to its operations.

On October 19, 2015, the Liberal Party of Canada (the “Liberal Party”) was elected and obtained a majority government in Canada. The Liberal Party has made electoral commitments to legalize, regulate and tax recreational cannabis use in Canada. On April 13, 2017, the Liberal Party tabled legislation that will legalize the recreational use of marijuana across Canada. It is not yet clear what, if any, negative impact the Cannabis Act might have on the Medical Marijuana industry as a whole.

Reliance on Preclinical Testing and Clinical Trials

Prior to obtaining regulatory approval for sale of the product candidates, the Company must conduct preclinical testing and clinical trials. The results of the preclinical testing and clinical trials are uncertain and a product candidate can fail at any stage of clinical development. The historic failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables.

If Scythian does not successfully complete preclinical and clinical development, it will be unable to market and sell products derived from its product candidates and generate revenues. Even if clinical trials are successfully completed, those results are not necessarily predictive of results of additional trials that may be needed before a new drug application, may be submitted to the FDA.

The testing process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources. As a result, the Company cannot assure that pre-clinical or clinical trials will begin or be completed on schedule, as the commencement and completion of clinical trials can be delayed for various reasons. A clinical trial may be suspended or terminated by the Company, the FDA, Institutional Review Board, ethics committees, data safety monitoring boards or other foreign or U.S. regulatory authorities overseeing the clinical trial at issue due to a number of factors, including, among others: failure to conduct the clinical trial in accordance with regulatory requirements; inspection of clinical trial sites by regulatory authorities which requires corrective action by the Company, including the imposition of a clinical hold; unforeseen safety issues; adverse side effects or lack of effectiveness of the product candidates; and changes in government regulations or administrative actions.

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Pre-clinical or clinical trials may also be delayed, suspended or terminated due to a lack of effectiveness of product candidates during clinical studies; adverse events, safety issues or side effects relating to the product candidates or their formulation; inability to raise additional capital in sufficient amounts to continue clinical trials or development programs, which are very expensive; the need to sequence clinical studies as opposed to conducting them concomitantly in order to conserve resources; Scythian’s inability to enter into collaborations relating to the development and commercialization of product candidates; failure by Scythian or its collaborators to conduct clinical trials in accordance with regulatory requirements; Scythian’s inability or the inability of its collaborators to manufacture or obtain from third parties materials sufficient for use in preclinical and clinical studies; governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results; failure of Scythian’s collaborators to advance its product candidates through clinical development; delays in patient enrolment, variability in the number and types of patients available for clinical studies, and lower-than anticipated retention rates for patients in clinical trials; difficulty in patient monitoring and data collection due to failure of patients to maintain contact after treatment; a regional disturbance where Scythian or its collaborative partners are enrolling patients in Scythian’s clinical trials, such as a pandemic, terrorist activities or war, or a natural disaster; and varying interpretations of data by the FDA and similar foreign regulatory agencies.

There is also the risk of a delay in the project due to the unavailability of the pharmaceutical components of the drug regimen or the willingness or availability of test subjects. The components of the drug regimen are experimental drugs which have limited manufacturers. These drug components may be or become unavailable. The drugs are also derivatives of cannabis and are subject to strict regulatory controls which could also impact or interfere with the Company’s ability to obtain a supply of the drugs for its testing program.

Reliance on Third Parties for Preclinical and Clinical Trials

The Company relies on contract research organizations, particularly the contract with the University of Miami, clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies due to a lack of internal resources to perform these functions. Outsourcing these functions involves risk that third party providers may not perform to the Company standards, may not produce results in a timely manner or may fail to perform at all. If any contract research organization fails to comply with applicable regulatory requirements, the clinical data generated in the clinical trial may be deemed unreliable to regulatory authorities. Additional clinical trials may be required before approval of marketing applications will be given. The Company cannot provide assurance that all third party providers will meet the regulatory requirements for clinical trials. Failure of third party providers to meet regulatory requirements could result in repeat preclinical and clinical trials, which would delay the regulatory approval process or termination of preclinical and clinical trials. Reliance on third party providers could result in a material adverse effect on the Company’s costs and results of operations.

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U.S. Drug Enforcement Administration License

In order to conduct preclinical testing and clinical trials, the U.S. Drug Enforcement Administration requires that the University of Miami apply and obtain a license (the “DEA License”) to use a controlled substance in the course of its research. The University of Miami may not be successful in obtaining the DEA License, and failure to obtain the DEA License would significantly impact the University of Miami’s ability to conduct research and the Company’s ability to conduct its business. The Company cannot provide assurance that the DEA License will be obtained.

Vulnerability of Results of Planned Clinical Trials

The results of the Company’s preclinical testing may not necessarily be predictive of the results from the planned additional clinical trials in humans. The Company may encounter significant setbacks in clinical trials after achieving positive results in preclinical and early clinical development. Significant setbacks can be caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Preclinical and clinical data is susceptible to varying interpretations and analyses, and there is the potential that product candidates that performed satisfactorily in preclinical studies and clinical trials fail to obtain U.S. Food and Drug Administration and European Medicines Agency approval. Failure to produce positive results in clinical trials of the product candidates could result in a material adverse effect to the development timeline, regulatory approval, commercialization prospects and business and financial prospects of the Company.

Risk of Product Failure

The Company will focus its financial and managerial resources on research programs relating to the use of the cannabinoid Combination Therapy for the prevention and treatment of concussions and traumatic brain injury. There is a risk of product failure if the Combination Therapy proves to be unsafe, ineffective or inadequate for clinical development or commercialization. The Combination Therapy may also fail to exceed the efficacy of the individual component therapies separately. The Company may forego or delay pursuit of opportunities with other product candidates that could potentially prove to have commercial potential. The resource allocation decisions of the Company could result in failure to capitalize on viable commercial products or profitable market opportunities.

If product development is successful and regulatory approval is obtained, the Company’s ability to generate revenue depends on the acceptance of the product candidates by physicians and patients. Factors which affect market acceptance include the indication statement and warnings approved by regulatory authorities on the product label, continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product candidates, reimbursement from third-party payors such as government healthcare systems and insurance companies, the price of the product, the nature of any post-approval risk management plans mandated by regulatory authorities, competition, and marketing and distribution support. Factors preventing market acceptance of the product candidates could have a material adverse effect on the business, results of operations and financial condition of the Company.

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The Company’s ability to generate revenue is based on its ability to market the product candidates in multiple jurisdictions where the Company has limited experience. This risk could have a material adverse effect on the business, results of operations and financial condition of the Company.

Product Liability

If the Company obtains regulatory approval for its product candidates, as a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claims or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the Company’s results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Reliance on Manufacturers

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and CBD components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components.

The Company relies on third parties to supply the materials for and manufacturer the research and development of the product candidates. The Company cannot provide assurance that the supply of research and development, preclinical and clinical development drugs and other materials will not be limited, interrupted, restricted in certain geographic regions, be of satisfactory quality or be delivered in a timely manner. For the purposes of conducting clinical human trials, the constituent products of the Combination Therapy must be produced by a Good Manufacturing Practices (“GMP”) manufacturer. If the Company is unable to obtain constituent parts of the Combination Therapy produced by a GMP manufacturer, the Company’s may be restricted from conducting or completing clinical trials which would have a materially adverse effect on the business and operations of the Company.

Manufacturers of therapeutic products and their facilities are subject to review and periodic inspections by the FDA, the European Medicines Agency and other comparable regulatory authorities for compliance with regulations. Manufacturers of controlled substances must obtain and maintain necessary Drug Enforcement Agency and state registrations and registrations with applicable foreign regulatory authorities. Manufacturers of controlled substances must establish and maintain processes to ensure compliance with Drug Enforcement Agency and state registrations and requirements of applicable foreign regulatory authorities governing, among other things, the storage, handling, security, record keeping and reporting for controlled substances. If there are issues with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or the Company, including requiring a recall or withdrawal of the product from the market or suspension of manufacturing. The occurrence of problems with a facility may inhibit the Company’s ability to commercialize the product candidates and may otherwise have a material adverse effect on the business, financial condition and results of operations.

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Reliance on Computer Systems

The Company’s information technology and internal infrastructure is susceptible to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Significant disruption to the availability of information technology and internal infrastructure could cause delays in research and development work. The Company would incur liability and development of product candidates would be delayed if any disruption or security breach were to result in a loss of, or damage to, the Company’s data.

Transportation Risks

The Company’s shipment, import and export of the product candidates and the active pharmaceutical ingredients used to manufacture the Combination Therapy requires import and export licenses. The import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. The granting and maintenance of these licenses is uncertain. Any failure to obtain or maintain an import or export license would have a material adverse effect on the business, results of operations or financial condition of the Company.

In the event licenses are granted, the Company may depend on fast and efficient courier services to distribute its product, and specific restrictions might be placed on distribution methods and logistics due to the regulated nature of the cannabinoid based products. Any prolonged disruption of this courier service may result in the product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in delays in clinical trials or, upon commercialization, a partial or total loss of revenue from one or more shipments of active pharmaceutical ingredients or the product candidates. A delay in a clinical trial or, upon commercialization, a partial or total loss of revenue from delays in shipment could have a material adverse effect on the business, results of operations or financial condition of the Company. Rising costs associated with the courier services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

The Company’s success may also be impacted by interstate trade barriers to the transportation and marketing of cannabinoid products. If the Company is unsuccessful in obtaining authorization to transport or market the product candidates across interstate lines it will materially adversely affect the Company’s business and operations.

Operating Risk

If the product candidates are approved by regulatory bodies, the Company will need to acquire sales, marketing and distribution capabilities to commercialize the product candidates. This process is expensive and time-consuming. If the Company is not successful in commercializing any product candidate approved, either through internal processes or through third parties, the business, financial condition and results of operations of the Company could be materially adversely affected.

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Employee Regulations

The Company is exposed to the risk of employee fraud and other misconduct. Employee fraud includes intentional failure to comply with regulations, intentional failure to provide accurate information to regulatory authorities and intentional failure to comply with manufacturing standards. Other misconduct includes failure to report financial information accurately, failure to disclosure unauthorized activities to the Company, and the improper use of information obtained in the course of clinical trials. Employee misconduct resulting in legal action, significant fines or other sanctions could result in a material adverse effect to the Company’s business, results of operations or financial condition.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

There currently are public companies working in the cannabis therapeutic area. These companies, and other types of drugs for the treatment of traumatic brain injury, may have an advantage in marketing approved products and may obtain regulatory approval of the product candidates before the Company is able to. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in more concentrated resources among a smaller number of competitors. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for the common shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can significantly redirect the Company resources. Litigation may also create a negative perception of the Company’s brand.

Intellectual Property

The success of the Company’s business depends in part on its ability to protect its ideas and technology. The Company’s commercial success will depend on its ability to obtain and maintain patent and other intellectual property protection with respect to proprietary technology and products in all jurisdictions it operates. The ability to obtain and maintain patent and other intellectual property protection is uncertain. Although a patent application has been submitted in connection with the drug formulation of Scythian’s combination drug products, there is no guarantee that such application will be granted or that a determination might be made that the product infringes on another patent that has already been issued.

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Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, the Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact its ability to successfully grow its business.

Dividends

Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the board of directors may deem relevant. As a result, investors may not receive any return on an investment in the common shares unless they sell their shares of the Company for a price greater than that which such investors paid for them. The Company has no earnings or dividend record and may not pay any dividends on its common shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

Client Acquisitions

The Company’s success depends on its ability to attract and retain clients. There are many factors which could impact the Company’s ability to attract and retain clients, including but not limited to the Company’s ability to continually produce desirable and effective product and the continued growth in the aggregate number of patients selecting the product candidates as a treatment option. The Company’s failure to acquire and retain patients as clients would have a material adverse effect on the Company’s business, operating results and financial condition.

Uncertainties in the Canadian Medical Marijuana Industry

The Canadian Medical Marijuana industry is still in its infancy, is highly regulated and is a market which is very competitive and rapidly evolving. There is potential that Go Green will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the business, financial condition and results of operations of the Company. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements.

The Medical Marijuana industry is in its early development stage and restrictions on sales and marketing activities imposed by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may (in the event Go Green is successful in its application for licensing under the ACMPR) adversely affect Go Green’s ability to conduct sales and marketing activities and could have a material adverse effect on the Company’s business, operating results and/or financial condition.

Should Go Green be successful in its application for licensing under the ACMPR it will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of our operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. The Medical Marijuana industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company’s control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company’s earnings and could make future capital investments or its operations uneconomic.

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Go Green is Not a Licensed Producer under the ACMPR

Go Green has applied to Health Canada to become a licensed producer under the ACMPR that would enable it to cultivate and sell Medical Marijuana to patients across Canada. Go Green has not yet received the licences and there is no guarantee that it will become a licensed producer. Health Canada has received many applications and only a small fraction have been approved to date. Furthermore, the timing and success of Go Green at the various steps in the licensing process is beyond its control and the sole discretion thereof lies with Health Canada. Go Green’s ability to grow, store and sell Medical Marijuana in Canada is dependent on receiving a cultivation licence and a sales licence from Health Canada and there can be no assurance that Go Green will obtain such licences.

Even if Go Green is successful in obtaining a cultivation licence or a sales licence, such licences will be subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the licences or any failure to maintain the licences, if granted, would have a significant impact on the business, financial condition and operating results of the Company. Although Go Green believes that the Company will meet the requirements of the ACMPR, there can be no guarantee that Health Canada will grant these licences. Should Health Canada not grant the licences, the business, financial condition and operating results of the Company would be adversely affected. To the extent such licences are not obtained, the Company may be curtailed or prohibited from its proposed production of Medical Marijuana or from proceeding with the development of its operations as currently proposed.

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Key Personnel

Jonathan Gilbert, CEO, Chairman, Director

Jonathan Held, CFO

David Schrader, COO

Maghsoud Dariani – Chief Scientific Officer

Board of Directors

Jonathan Gilbert

Peter Benz

Gary Leong

Michael Petter

Roger Rai

Advisory Board

Peter Levy

Scott David Boruchov

Pro Athlete Advisory Committee

Bart Oates

Additional information is available on SEDAR at www.sedar.com or http://scythianbio.com

110

INDEX TO THE FINANCIAL STATEMENTS

Scythian Biosciences Corp.

(formerly Kitrinor Metals Inc.)

For the three and six months ended June 30, 2017 and 2016

Note to Reader	112
Interim Consolidated Statements of Financial Position	113
Interim Consolidated Statements of Loss and Comprehensive Loss	114
Interim Consolidated Statements of Changes in Equity	115
Interim Consolidated Statements of Cash Flows	116
Notes to the Consolidated Interim Financial Statements	117

(an exploration stage company)

Unaudited Interim Condensed Financial Statements

(Expressed in Canadian dollars)

As at and for the three months ended

June 30, 2017 and 2016

111

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed financial statements of Kitrinor Metals Inc. (the “Company”) are the responsibility of management and have been approved by the Board of Directors of the Company.

The unaudited interim condensed financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with International Financial Reporting Standards as disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the Statement of Financial Position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards appropriate in the circumstances.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management to review the financial reporting process and the financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Jonathan Gilbert”	“Jonathan Held”
President and Chief Executive Officer	CFO

NOTICE TO READER

The accompanying unaudited interim condensed financial statements of the Company have been prepared by and are the responsibility of management. The unaudited interim condensed financial statements for the three and six months ended June 30, 2017 and 2016 have not been reviewed by the Company’s auditors.

112

Interim Condensed Statements of Financial Position (Expressed in Canadian Dollars)

As at	June 30, 2017 (Unaudited)		December 31, 2016 (Audited)
	$		$
Assets
Current Assets
Cash		3,449		2,874
Receivables (Note 5)		2,969		4,874
		6,418		7,748

Liabilities
Current Liabilities
Trade and other payables (Note 6)		47,493		22,614
Due to Scythian Biosciences Inc.(Note 12)		32,889		-
		80,382		22,614

Deficiency in Assets
Capital Stock (Note 8)		2,945,824		2,806,531
Special Warrants		-		392,000
Warrant Reserves (Note 9)		360,811		106,000
Share-based Payments Reserves (Note 10)		1,459,792		1,459,792
Deficit		(4,840,391)		(4,779,189)
		(73,964)		(14,866)
		6,418		7,748

Nature of Operations and Going Concern (Note 1)

Subsequent Events (Note 12)

Approved on behalf of the Board on August 18, 2017:

Signed “Jonathan Gilbert”	Signed “Peter Benz”
Director	Director

The accompanying notes are an integral part of these interim condensed financial statements.

113

Interim Condensed Statements of Comprehensive Loss (Unaudited) (Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Administrative Expenses

Professional fees	33,027	3,395	36,527	5,895
General and administrative	2,862	4,834	3,686	8,920
Exploration and evaluation expenditures	-	-	(100)	-
Shareholder information	12,875	6,822	21,089	13,797

Net loss and comprehensive loss	(48,764)	(15,051)	(61,202)	(28,612)

Loss per share - basic and diluted	(0.08)	(0.12)	(0.10)	(0.24)
Weighted average number of shares outstanding – basic and diluted	652,608	121,532	602,548	121,532

The accompanying notes are an integral part of these interim condensed financial statements.

114

Interim Condensed Statements of Changes in Equity (Unaudited) (Expressed in Canadian Dollars)

	Capital Stock		Special Warrants		Reserves
	Number of shares*	Amount	Number of shares	Amount	Share based payments	Warrants	Deficit	Total
Balance at January 1, 2016	121,532	$2,806,531	-	$-	$1,459,792	$-	$(4,707,115)	$(440,792)
Net loss	-	-	-	-	-	-	(28,612)	(28,612)
Balance at June 30, 2016	121,532	$2,806,531	-	$-	$1,459,792	$-	$(4,735,727)	$(469,404)
Special warrants issued for cash	-	-	10,000,000	500,000	-	-	-	500,000
Issuance costs – cash	-	-	-	(2,000)	-		-	(2,000)
Share issuance costs – broker warrants	-	-	760,000	(106,000)	-	106,000	-	-
Net loss	-	-	-	-	-	-	(43,462)	(43,462)
Balance at December 31, 2016	121,532	$2,806,531	538,000	$392,000	$1,459,792	$106,000	$(4,779,189)	$(14,866)
Special warrants conversion to shares	538,000	392,000	(538,000)	(392,000)	-	-	-	-
Fair value of warrants issued	-	(255,310)	-	-	-	255,310	-	-
Shares issued on exercise of warrants	1,052	2,603	-	-	-	(499)	-	2,104
Net loss	-	-	-	-	-	-	(61,202)	(61,202)
Balance at June 30, 2017	660,584	$2,945,824	-	$-	$1,459,792	$360,811	$(4,840,391)	$(73,964)

* During 2016, the Company underwent a 10:1 share consolidation and on August 1, 2017, the Company underwent an additional 20:1 consolidation. All previous share amounts have been restated on a 200:1 basis.

The accompanying notes are an integral part of these interim condensed financial statements.

115

(an exploration stage company)	Interim Condensed Statements of Cash Flows (Unaudited) (Expressed in Canadian Dollars)

Six Months Ended June 30,	2017	2016
Operating activities	$	$

Net loss	(61,202)	(28,612)
Adjustment to reconcile comprehensive loss to net cash used by operating activities:
Interest accretion on loan payable	-	1,896
	(61,202)	(26,716)
Net Change in non-cash working capital items:
Trade and other receivables	1,905	1,048
Trade and other payables	24,879	671
Due to Scythian Biosciences Inc.	32,889	-
	(1,529)	(24,997)
Financing activities
Issuance of common shares	2,104	-
Loan from related party	-	25,000
	2,104	25,000
Increase (Decrease) in cash	575	3
Cash at beginning of period	2,874	280
Cash at end of period	$3,449	$283

The accompanying notes are an integral part of these interim condensed financial statements.

116

1. NATURE OF OPERATIONS AND GOING CONCERN

Kitrinor Metals Inc. (“Kitrinor” or the “Company”) is incorporated under the laws of the Province of Ontario. The Company is considered to be in the exploration stage. The principal business of the Company is the acquisition, exploration and development of mineral properties in Canada. The Company’s registered head office is 365 Bay Street, Suite 400, Toronto, Ontario, M5H 2V1.

The Company’s common shares trade on the TSX-V under the trading symbol “KIT”. The Company is a reporting issuer in the provinces of Ontario, Alberta and British Columbia.

As at June 30, 2017, the Company had a working capital deficiency of $73,964 (December 31, 2016 – $14,866), had not yet achieved profitable operations, has accumulated losses of $4,840,391 (December 31, 2016 - $4,779,189) and expects to incur future losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared on the basis that the Company will continue as a going concern and do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of interest in mineral properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise additional financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs to the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, aboriginal claims, unregistered claims, and non-compliance with regulatory and environmental requirements.

When stock market conditions become favourable for mineral exploration companies to raise capital, management plans to secure the necessary financing through a combination of the exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments and the entering into joint venture arrangements. Nevertheless, there is no assurance that these initiatives will be successful.

The Company will require substantial additional funds to further explore and, if warranted, develop its exploration properties. The Company has limited financial resources and no current source of recurring revenue, and there is no assurance that additional funding will be available to the Company to carry out the completion of its planned exploration activities. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and property development. The terms of any additional financing obtained by the Company could result in substantial dilution to the shareholders of the Company.

117

2. BASIS OF PREPARATION

2.1 Statement of compliance

These unaudited interim condensed financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC).

These financial statements were authorized for issuance by the Board of Directors of the Company on August 18, 2017.

2.2 Basis of presentation and functional and presentation currency

These unaudited interim condensed financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2016 annual audited financial statements. Management advises readers of these unaudited interim condensed financial statements to review the audited financial statements and accompanying notes as at December 31, 2016 in conjunction with the review of these statements.

The financial statements are presented in Canadian Dollars, which is the functional currency of the Company.

2.3 Adoption of new and revised standards and interpretations

New standards and interpretations adopted

No new relevant standards were applied for the first time during the period ended June 30, 2017.

Standards issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee (“IFRSIC”) that are mandatory and would be applicable to Kitrinor for annual periods on or after January 1, 2017. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

●	IFRS 9 – Financial instruments (“IFRS 9”), was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. A new hedge accounting model is introduced and represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. The Company has yet to assess the full impact of IFRS 9.

●	IFRS 16 – Leases – The standard was issued by the IASB on January 13, 2016, and will replace IAS 17, “Leases”. IFRS 16 will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. The new standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been applied. The Company is assessing the impact of this standard on the Company’s financial statements.

118

3. CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties and to ensure it continues as a going concern. The Board of Directors does not establish quantitative return on capital criteria for management as this form of measure is irrelevant to the effective management of capital for an exploration stage company. Instead, the Board relies on the expertise of the Company’s managements to sustain future development of the business.

All of the properties in which the Company currently has an interest are in the exploration stage with no operating revenues; as such the Company is solely dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to any capital requirements imposed by regulatory body, other than of the TSX Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of December 31, 2016, the Company is not compliant with the policies of the TSXV. The impact of this violation is not known and is ultimately dependent on the discretion of the TSXV.

There were no changes in the Company’s approach to capital management during the period ended June 30, 2017. The Company is not subject to externally imposed capital requirements.

4. FINANCIAL INSTRUMENTS

Fair value

The Company has designated its cash fair value through profit and loss (“FVTPL”), which are measured at fair value. Trade and other payables and loan payable are classified for accounting purposes as other financial liabilities, which are measured at amortized cost, which also equals fair value. Fair values of trade and other payables are determined from transaction values which were derived from observable market inputs.

As at June 30, 2017, the carrying and fair value amounts of the Company’s financial instruments are approximately equivalent due to the relatively short periods to maturity of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

i)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the balance sheet.

●	Cash

Cash and cash equivalents are held with major Canadian banks and therefore the risk of loss is minimal.

119

4. FINANCIAL INSTRUMENTS (continued)

Fair value (continued)

ii)  Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. As at June 30, 2017, the Company had a working capital deficiency of $73,964 (December 31, 2016 – $14,866). In order to meet its longer-term working capital and property exploration expenditures, the Company intends on securing further financing to ensure that those obligations are properly discharged. As such, management believes that the Company will then have sufficient working capital to discharge its current and anticipated obligations for a minimum of one year. There can be no assurance that Kitrinor will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of Kitrinor may change and shareholders may suffer additional dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests. Failure to obtain adequate additional financing on a timely basis could cause the Company to forfeit some or all of its interests and reduce or terminate its operations therein.

iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

●	Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term nature of its monetary assets and liabilities. Cash not required in the short term, is invested in short-term guaranteed investment certificates, as appropriate.

5. RECEIVABLES

The Company’s trade and other receivables arise from two main sources: receivables due from third parties for property sales and harmonized services tax (“HST”) receivable. These are broken down as follows:

	As at
	June 30, 2017	December 31, 2016
HST recoverable	$2,969	$4,374
Other Receivables	-	500
Total Trade and Other Receivables	$2,969	$4,874

6. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following comprises trade and other payables:

	As at
	June 30, 2017	December 31, 2016
Trade payables	$6,074	$613
Professional fees	41,419	22,001
Total Trade and Other Payables	$47,493	$22,614

During the period ended June 30, 2017 $nil (December 31, 2016 – $10,933) of debt was forgiven.

7. DUE TO RELATED PARTIES

As at June 30, 2017, the trade and other payables balances includes related-party amounts of $12,001 (December 31, 2016 - $12,001).

On March 2, 2015 and revised June 19, 2015 and May 3, 2016, the Company executed a Promissory Note in the amount of $65,000 to a director, officer and shareholder of the Company (hereinafter called the “Holder”), bearing interest at a rate of 8% calculated monthly, not in advance, as well as after as before and after default. Funds were used towards general operating expenses. Under the terms of the Promissory Note the principal and any accrued and unpaid interest owing shall become due and be paid in full on demand, which demand may be made by the Holder at any time. In addition, at any time and from time to time, any portion of the principal may be repaid without any notice being given to the Holder and without any bonus or penalty being paid to the Holder. On October 31, 2016 the Company paid this loan in full.

120

8. CAPITAL STOCK

(a)       Authorized

An unlimited number of common shares.

(b)       Issued

	No. of Shares	$
Balance at December 31, 2015 and 2016	121,532	$2,806,531
Special warrants conversion to shares	538,000	392,000
Fair value of warrants issued	-	(255,310)
Shares issued on exercise of warrants	1,052	2,104
Balance at June 30, 2017	660,584	$2,945,325

On October 11, 2016, the Company completed a private placement of pre consolidated special warrants at a price of $0.005 per special warrant for gross proceeds of $500,000. Each pre consolidated special warrant unit is exchangeable, for no additional consideration, into one-tenth (1/10) of a post consolidation unit of the Company resulting subscribers receiving one whole post consolidation unit for each pre consolidation special ten (10) special warrants purchased following the Consolidation (as defined below) of the common shares of the Company. Each post consolidate whole Unit is comprised of one common share of the Company and one common share purchase warrant of the Company. Each Warrant entitles the holder thereof to purchase one-tenth (1/10) of a pre consolidated Warrant Share for a period of three (3) years after the closing date of the Offering at a price of $0.01 per pre consolidated Warrant Share (subject to adjustment following the Consolidation).

The Special Warrants were automatically exchanged for Units upon satisfaction of the following Conditions:

1.	the completion of a consolidation of the outstanding common shares of the Company on a 10 (old) common shares for 1 (new) common share (the “Consolidation”);
2.	receipt of approval of the TSX Venture Exchange for the Offering and the Consolidation; and
3.	receipt of all regulatory approvals required for the Offering and the Consolidation.

Certain eligible persons were paid a commission equal to 8% of the gross proceeds of the Offering (satisfied through the issuance of Units at the Purchase Price or cash, at the option of the Finder) and issue non-transferable broker warrants equal to 8% of the Special Warrants issued pursuant to the Offering. Each Broker Warrant entitles the holder to acquire one Unit at the Purchase Price (subject to adjustment following the Consolidation) for a period of two (2) years following the closing date of the Offering.

On January 19, 2017, all special warrants were exchanged for Units. In connection with the private placement, the Company paid $2,000 in finders’ fees and issued 760,000 special warrants.

121

8. CAPITAL STOCK (continued)

On August 1, 2017, the Company underwent an additional 20:1 consolidation. All previous share amounts have been restated on a 200:1 basis.

(c)   Outstanding Issued Warrants

The outstanding issued warrants balance at June 30, 2017, is comprised of 250 non-broker warrants at an exercise price of $50.00 that expire on December 19, 2017; 538,000 warrants and 40,000 broker warrants at an exercise price of $1.00 that expire October 11, 2018.

(d)  Stock Options

The Company established a stock option plan (the “Plan”) as a method of providing incentives and as a form of remuneration to its officers, directors, employees and consultants. The Plan allows for the issuance of up to 10% of the issued and outstanding common shares. At June 30, 2017, total options available for issuance under this Plan amount to 66,058 common shares.

Stock option transactions and the number of stock options issued and outstanding are as follows:

	June 30, 2017		December 31, 2016
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding and exercisable at beginning of period/year	$50.00	10,675	$50.00	10,675
Outstanding and exercisable at end of period/year	$50.00	10,675	$50.00	10,675

The remaining weighted average life remaining on the stock options is 0.72 years (December 31, 2016 – 0.97).

9.       WARRANT RESERVES

A summary of the changes in the Company’s reserves for warrants for the three months ended June 30, 2017, and for the year ended December 31, 2016, are set out below:

	June 30, 2017	December 31, 2016
	Amount $	Amount $
Balance at beginning of period/year	106,000	-
Warrants issued	255,310	-
Warrants exercised	(499)
Broker warrants issued	-	106,000
Balance at end of period/year	360,811	106,000

122

9.       WARRANT RESERVES (continued)

The following table summarizes the assumptions used with the Black-Scholes valuation model for warrants issued and outstanding as at June 30, 2017:

Grant date	October 11, 2016	January 19, 2017	Total
No. of warrants	40,000	538,000	578,000
Exercise price	$1.00	$1.00
Expected life in years	2	3
Volatility	179.99%	171.766%
Risk-free interest rate	0.56%	0.56%
Grant date share price	0.15	0.19
Dividend yield	-	-
Fair value of warrants	$106,000	$255,310	$361,310

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Volatility is based on the historical volatility of the Company. Changes in the underlying assumptions can materially affect the fair value estimates.

Broker warrants issued to non-employees were valued using the fair value of the equity instrument granted in the absence of a reliable estimate of the fair value of the goods or services received.

10.       SHARE BASED PAYMENT RESERVES

A summary of the changes in the Company’s reserves for share based payments for the three months ended June 30, 2017 and for the year ended December 31, 2016 are set out below:

	June 30, 2017	December 31, 2016
	Amount $	Amount $
Balance at beginning of period/year	1,459,792	1,459,792
Balance at end of period/year	1,459,792	1,459,792

11. EXPLORATION AND EVALUATION EXPENDITURES

The exploration and evaluation expenses for the Company are broken down as follows:

	Three Months Ended		Six Months Ended		Cumulative
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	to date

Bayview Property	$(100)	$-	$(100)	$-	$11,043
Caley Lake	-	-	-	-	16,782
Culroc Property	-	-	-	-	471,977
Feather River Property	-	-	-	-	420,160
Exploration and Evaluation Costs	$(100)	$-	$(100)	$-	$919,962

123

11. EXPLORATION AND EVALUATION EXPENDITURES (continued)

Caley Lake Property

The Company staked mining claims that are located in the Patricia Mining Division south west of Pickle Lake, Ontario.

On July 15th, 2010, the Company optioned the Caley Lake Property to a third party providing them an undivided 80% right, title and interest in and to the claims in consideration for completion of certain Work Costs (as defined in the agreement) during the Option Period expiring on July 15th, 2015 such that the cumulative sum of all Work Costs totals $250,000 or the sum of all Work Costs and a direct cash payment made by the Optionee totals $250,000. Kitrinor retains a 2% net smelter return/royalty, which the Optionee has the exclusive right and option to purchase one half of the Royalty (1%) at any time for $750,000.

On June 25, 2015, the conditions, as above, necessary for title to pass to the Optionee had been met and the Company has transferred title according to the agreement with the Company retaining 20% interest.

On January 20, 2017 the Company entered into an Assignment Agreement to assign all of its rights, title and interest in the Option Agreement to Generic Capital Corporation.

Culroc Property

On September 27th, 2011 the Company entered into a Mining Claim Acquisition Agreement (the “Agreement”) whereby Kitrinor acquired 100 percent interest (“Sothman Property”) located in the Township of Sothman in the Porcupine mining division of Ontario.

Under the terms of the Agreement, Kitrinor paid $10,000 upon the execution of the Agreement.

Kitrinor shall pay to the Vendors a 3 percent (3%) Net Smelter Return (NSR) production royalty from the production or sale of gold or other minerals from the Culroc Property. Kitrinor will have the sole and exclusive right and option to purchase 1% of the Royalty (such that the remaining Royalty shall be reduced to 2% of Net Returns) for a price equal to the Reduction Price of $1,500,000.

On December 18, 2012 the Company entered into a Memorandum of Understanding (the “MOU”) with the Mattagami First Nation (“MFN”) in order to promote a cooperative ongoing discussion between the parties with regards to the exploration and development of the Company’s mining claims located in the traditional territory of the MFN (the “Project”).

The MOU establishes the general framework for these discussions by setting out, among other things, business, employment and training opportunities for members of the MFN to participate in the exploration and development in connection with the Project.

Pursuant to the terms of the MOU, the Company has: (i) paid 2% of all drilling and exploration costs incurred to date with respect to the exploration program on the Project; (ii) issued to the MFN 250 options to acquire common shares of the Company at an exercise price of $50.00; and (iii) issued 250 common shares in the capital of the Company.

The Company is also required to pay the MFN’s legal costs associated with negotiating the MOU of $2,500, and pay up to a maximum of $15,000 per year to the MFN’s Elders Committee. The Company is also required to enter into negotiations to come to terms on an Impact Benefit Agreement (“IBA”), which is to be negotiated before the completion of a feasibility study, covering such matters as education and training; employment opportunities; workplace conditions; business opportunities; financial participation and/or compensation; environmental protection, litigation, monitoring and reporting; and access to the project area. Under the MOU the Company is also required to pay the MFN’s reasonable costs of negotiating the IBA.

On November 24, 2016 the Company entered into a Mining Claim Acquisition Agreement (the “Agreement”) whereby Kitrinor sold 100 percent interest in the Sothman Property for a cash payment of $500.

124

11. EXPLORATION AND EVALUATION EXPENDITURES (continued)

Feather River Property

In March 2011 and amended on February 18, 2014, the Company entered into an Option Agreement (the “Agreement”) whereby it was granted the sole, exclusive and irrevocable right and option to acquire up to an undivided 100 % interest in St. Germain Township, Sault Ste. Marie Mining Division, Province of Ontario (“Feather River Property”) in the Mishibishu Lake area west of Wawa.

Under the terms of the Agreement, upon any recapitalization, such as a split or consolidation which transpired on June 1, 2011, the number of consideration shares issued shall be adjusted to preserve the economic equivalent. As such, Kitrinor may exercise its option and thereby earn its interest in the property upon fulfilling the commitment to pay the seller $150,000 and 3,750 shares of Kitrinor as follows:

a)	$15,000 (paid) and 250 shares (issued) upon signing of the agreement;
b)	an additional $25,000 (paid) and 250 shares on March 1st, 2012 (issued);
c)	an additional $35,000 (paid) and 250 shares on March 1st, 2013 (issued);
d)	an additional 1,750 shares on March 1st, 2014; (issued);
e)	an additional $75,000 and 1,250 shares on March 1st, 2015 (see below);.
f)	by carrying out expenditures to keep the claims in good standing.

Kitrinor shall pay to the Vendors a Net Smelter Return (NSR) production royalty form the production or sale of gold or other minerals from the Feather River Property. The production royalty rate shall be 2 percent (2%). Kitrinor will have the sole and exclusive right and option to buy back the entirety of the royalty (2%) in increments of $500,000 per 0.5% each for a total of $2,000,000

The Company’s commitment to the Feather River Property Agreement with respect to the Feather River property above required payment of cash and shares on March 1, 2015. As of the date of this report this Kitrinor is in default of this payment but has not yet received a Notice of Termination of the Agreement.

Bayview Property

This property has been staked by Kitrinor and is contiguous to Feather River.

Upon Kitrinor meeting the terms and conditions for the Feather River Property, there shall be an “Area of Interest” consisting of any mineral interest, any part of which falls within these adjoining claims. The whole of such interest to the seller of the Feather River Property shall be limited as above and Kitrinor shall pay to the Vendors a Net Smelter Return (NSR) production royalty from the production or sale of gold or other minerals from the Bayview Property.

The production royalty rate shall be 2 percent (2%). Kitrinor will have the sole and exclusive right to option to buy back the entirety of the royalty (2%) in increments of $500,000 per 0.05% each for a total of $2,000,000.

On February 16, 2017 the Company entered into a Mining Claim Acquisition Agreement (the “Agreement”) whereby Kitrinor sold 100 percent interest in the Bayview Property for a cash payment of $100.

12. SUBSEQUENT EVENTS

TRANSACTION

On June 6, 2017, the Company entered into a Business Combination Agreement with Scythian Biosciences Inc. (“Scythian”), a private biotechnology company, and 10188760 Canada Inc., a wholly owned subsidiary of the Company for the purposes of the Business Combination Agreement (“Subco”), pursuant to which Scythian will amalgamate with Subco by way of a three-cornered amalgamation under the federal laws of Canada (the “Transaction”). The Transaction constitutes a reverse takeover of the Company and the business of the resulting merged entities (the “Reporting Issuer”) will become the business of Scythian. At June 30, 2017, the Transaction was subject to regulatory approval, including the approval of the TSX Venture Exchange (“TSXV”), and certain closing conditions; including completion of a share consolidation, name change, approval of a deferred share unit plan, and the election of the Resulting Issuer directors. On August 1, 2017, the Company completed the Transaction. On August 8, 2017, the Company started trading on the TSXV under the symbol SCYB.

Effective August 1, 2017, and in connection with the Transaction, the Company effected a reverse stock split on the basis of 1:20. As such, all shares of common stock issued and outstanding were decreased on the basis of one new share for each twenty old shares. These interim condensed consolidated financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

During the period ended June 30, 2017, Scythian advanced $32,889 to Kitrinor in order to meet payment of the Companies expenses.

Concurrent Financing

As a condition to the completion of the Transaction, Scythian will complete a brokered subscription receipt financing, through a syndicate of agents led by Clarus Securities Inc. and including Haywood Securities Inc. (the “Agents”), for aggregate gross proceeds of up to $10,000,000 through the issuance of up to 25,000,000 subscription receipts (“Subscription Receipts”) at a price of $0.40 per Subscription Receipt (the “Offering”), subject to the rules of, and approval by, the TSXV. Upon satisfaction of the escrow release conditions, including all conditions precedent to the Transaction being satisfied, each Subscription Receipt will automatically convert without any further action on the part of the holder into one (1) common share of the Resulting Issuer. Should the escrow release conditions not be satisfied, the Subscription Receipts will be cancelled and all proceeds from the sale of Subscription Receipts will be returned to subscribers without interest.

As compensation for the services provided in connection with the Offering, the Agents will receive a cash commission equal to 7% of the gross proceeds raised in connection with the Offering and broker warrants equal to 7% of the Resulting Issuer Shares.

On March 14, 2017 and June 30, 2017, Scythian announced the issuance of $13,085,000 and $200,000, respectively of Subscription Receipts to raise gross proceeds of $13,285,000. In addition to this, Scythian also completed a financing of common shares to raise gross proceeds of $2,964,946.

Upon completion of the Transaction, the proceeds of the Offering will be used to further develop the business of the Resulting Issuer and for general working capital purposes.

125

(an exploration stage company)

Audited Financial Statements

(Expressed in Canadian dollars)

For the years ended

December 31, 2016, 2015 and 2014

126

Independent Auditor’s Report

To the Shareholders of Kitrinor Metals Inc.

We have audited the accompanying financial statements of Kitrinor Metals Inc., which comprise the statements of financial position as at December 31, 2016 and 2015, and the statements of comprehensive loss, statements of changes in equity and statements of cash flows for the years ended December 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and Public Company Accounting Oversight Board (PCAOB) standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Kitrinor Metals Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, the accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has not generated revenues to date. This condition raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

/s/ MNP LLP

Toronto, Ontario	Chartered Professional Accountants
October 13, 2017	Licensed Public Accountants

127

(an exploration stage company)	Statements of Financial Position (Expressed in Canadian Dollars)

As at December 31,	2016	2015
	$	$
Assets
Current Assets
Cash	2,874	280
Receivables (Note 6)	4,874	3,047
	7,748	3,327

Liabilities
Current Liabilities
Loan payable (Note 8)	-	42,420
Trade and other payables (Note 7 and 8)	22,614	401,699
	22,614	444,119

Deficiency in Assets
Capital Stock (Note 10)	2,806,531	2,806,531
Special Warrants	392,000	-
Warrant Reserves	106,000	-
Share-based Payments Reserves (Note 12)	1,459,792	1,459,792
Deficit	(4,779,189)	(4,707,115)
	(14,866)	(440,792)
	7,748	3,327

Nature of Operations and Going Concern (Note 1)

Subsequent Events (Note 15)

Approved on behalf of the Board on October 9 2017:

Signed “Jonathan Gilbert”	Signed “Peter Benz”
Director	Director

The accompanying notes are an integral part of these financial statements.

128

(an exploration stage company)	Statements of Comprehensive Loss (Expressed in Canadian Dollars)

Years Ended December 31,	2016	2015	2014
	$	$	$
Administrative Expenses
Management and consulting fees (Note 9)	-	60,000	97,500
Professional fees (Note 9)	33,307	16,166	16,615
General and administrative	17,175	25,554	37,945
Exploration and evaluation expenditures (Note 9)	(500)	-	17,919
Investor relations and travel	-	-	238
Shareholder information	33,025	23,750	24,270
	(83,007)	(125,470)	(194,487)
Debt forgiveness	10,933	-	-
Net loss and comprehensive loss	(72,074)	(125,470)	(194,487)

Loss per share - basic and diluted	(0.30)	(1.03)	(1.61)
Weighted average number of shares outstanding – basic -diluted	240,924	121,514	121,085

The accompanying notes are an integral part of these financial statements.

129

(an exploration stage company)	Statements of Changes in Equity (Expressed in Canadian Dollars)

	Capital Stock		Special Warrants		Reserves
	Number of shares*	Amount	Number of shares	Amount	Share based payments	Warrants	Deficit	Total
Balance at January 1, 2014	119,764	$2,799,531	-	$-	$1,113,912	$345,880	$(4,387,158)	$(127,835)
Shares issued for property option payments	1,750	7,000	-	-	-	-	-	7,000
Expired warrants	-	-	-	-	345,880	(345,880)	-	-
Comprehensive loss	-	-	-	-	-	-	(194,487)	(194,487)
Balance at December 31, 2014	121,514	$2,806,531	-	$-	$1,459,792	$-	$(4,581,645)	$(315,322)
Net loss	-	-	-	-	-	-	(125,470)	(125,470)
Balance at December 31, 2015	121,514	$2,806,531	-	$-	$1,459,792	$-	$(4,707,115)	$(440,792)
Special warrants issued for cash	-	-	500,000	$500,000	-	-	-	500,000
Issuance costs – cash	-	-	-	(2,000)	-		-	(2,000)
Share issuance costs – broker warrants	-	-	38,000	(106,000)	-	106,000	-	-
Net loss	-	-	-	-	-	-	(72,074)	(72,074)
Balance at December 31, 2016	121,514	$2,806,531	538,000	$392,000	$1,459,792	$106,000	$(4,779,189)	$(14,866)

*During the year, the Company underwent a 10:1 share consolidation. Subsequent to year end, the Company underwent an additional consolidation of 20:1. All previous share amounts have been restated on a 200:1 basis.

The accompanying notes are an integral part of these financial statements.

130

(an exploration stage company)	Statements of Cash Flows (Expressed in Canadian Dollars)

Years Ended December 31,	2016	2015	2014
Operating activities	$	$	$

Net loss	(72,074)	(125,470)	(194,487)
Adjustment to reconcile comprehensive loss to net cash used by operating activities:
Debt forgiveness	10,933	-	-
Issuance of shares for property option	-	-	7,000
Interest accretion on loan payable	(2,420)	2,420	-
	(63,561)	(123,050)	(187,487)
Net Change in non-cash working capital items:
Prepaid expenses	-	-	15,880
Receivables	(1,827)	5,606	(1,103)
Trade and other payables	(390,018)	75,865	62,975
	(455,406)	(41,579)	(109,735)
Financing activities
Issuance of special warrants, net issuance costs	498,000	-	-
Proceed from loan from related party	25,000	40,000	-
Repayment of loan from related party	(65,000)	-	-
	458,000	40,000	-
Increase (Decrease) in cash	2,594	(1,579)	(109,735)
Cash at beginning of period	280	1,859	111,594
Cash at end of period	$2,874	$280	$1,859

The accompanying notes are an integral part of these financial statements.

131

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

1. NATURE OF OPERATIONS AND GOING CONCERN

Kitrinor Metals Inc. (“Kitrinor” or the “Company”) is incorporated under the laws of the Province of Ontario. The Company is considered to be in the exploration stage. The principal business of the Company is the acquisition, exploration and development of mineral properties in Canada. The Company’s registered head office is 366 Bay St., Unit 200, Toronto, ON, M5H 4B2.

The Company’s common shares trade on the TSX-V under the trading symbol “KIT”. The Company is a reporting issuer in the provinces of Ontario, Alberta and British Columbia.

As at December 31, 2016, the Company had a working capital deficiency of $14,866 (2015 – $440,792), had not yet achieved profitable operations, has accumulated losses of $4,779,189 (2015 - $4,707,115) and expects to incur future losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared on the basis that the Company will continue as a going concern and do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of interest in mineral properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise additional financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs to the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, aboriginal claims, unregistered claims, and non-compliance with regulatory and environmental requirements.

When stock market conditions become favourable for mineral exploration companies to raise capital, management plans to secure the necessary financing through a combination of the exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments and the entering into joint venture arrangements. Nevertheless, there is no assurance that these initiatives will be successful.

The Company will require substantial additional funds to further explore and, if warranted, develop its exploration properties. The Company has limited financial resources and no current source of recurring revenue, and there is no assurance that additional funding will be available to the Company to carry out the completion of its planned exploration activities. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and property development. The terms of any additional financing obtained by the Company could result in substantial dilution to the shareholders of the Company.

132

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

2. BASIS OF PREPARATION

2.1 Statement of compliance

These audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were authorized for issuance by the Board of Directors of the Company on October 9 2017.

2.2 Basis of presentation and functional and presentation currency

These audited financial statements have been prepared on a going concern basis, under the historical cost convention, except fair value through profit and loss assets which are carried at fair value, and have been prepared using the accrual basis of accounting except for cash flow information, as explained in the accounting policies set out in Note 3.

The financial statements are presented in Canadian Dollars, which is the functional currency of the Company.

2.3 Adoption of new and revised standards and interpretations

New standards and interpretations adopted

No new relevant standards were applied for the first time during the year ended December 31, 2016.

Standards issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee (“IFRSIC”) that are mandatory and would be applicable to Kitrinor in later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

●

IFRS 9 – Financial instruments (“IFRS 9”), was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. A new hedge accounting model is introduced and represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company has yet to assess the full impact of IFRS 9.

●	IFRS 16 – Leases – The standard was issued by the IASB on January 13, 2016, and will replace IAS 17, “Leases”. IFRS 16 will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. The new standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been applied. The Company is assessing the impact of this standard on the Company’s financial statements.

133

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Mineral properties

All exploration and evaluation costs, are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop the property are first tested for impairment and then capitalized as a mining asset under development. On the commencement of commercial production, depletion of each mining property will be provided on a unit-of-production basis using estimated resources as the depletion base.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mining interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

3.2 Share-based payments

The Company’s directors and senior executives, who provide services to Kitrinor under consulting contracts, receive a portion of their remuneration in the form of share-based payment transactions, whereby they render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in the share based-payments reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

3.3 Taxation

Income tax expense represents the sum of tax currently payable and deferred tax.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

134

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.3 Taxation (continued)

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

The carrying amount of deferred tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive income.

3.4 Valuation of equity instruments

The Company has adopted the residual method with respect to the measurement of common shares and warrants issued as private placement units or initial public offering units. Warrants attached to units are valued based on the fair value of the warrants using the Black-Scholes option pricing model and the share price at the time of financing, and the difference between the proceeds raised and the value assigned to the warrants is the residual fair value of the shares.

The proceeds from the issue of units are allocated between share capital and reserve for warrants. If and when the warrants are exercised, the applicable amounts of reserve for warrants are transferred to capital stock. Consideration paid on the exercise of the warrants is credited to capital stock.

3.5 Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share amounts are calculated by dividing net profit attributable to common shareholders by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential of warrants and options into common shares. During the years ended December 31, 2016, 2015, and 2014, shares issuable on exercise of all the outstanding stock options and warrants were not included in the computation of diluted loss per share as the effect would have been anti-dilutive.

135

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.6 Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans-and-receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the statement of comprehensive loss. The Company’s cash is classified as FVTPL.

Financial assets classified as loans-and-receivables are measured at amortized cost. The Company’s receivables are classified as loans-and-receivables.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

3.7 Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as either FVTPL or other-financial-liabilities.

Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs. The Company’s trade and other payables and the loan payable due to a related party are classified as other-financial-liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive loss. At December 31, 2016 and December 31, 2015 the Company has not classified any financial liabilities as FVTPL.

3.8 Impairment of financial assets

The Company assesses, at each date of the statement of financial position, whether a financial asset is impaired.

3.9 Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Kitrinor’s officers and directors are considered related parties due to the significant influence they have over Kitrinor’s operations. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.10 Significant accounting judgments and estimates

The preparation of these financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Judgments made by management that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years are discussed below: The most significant estimates relate to, but are not limited to, the following:

136

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10 Significant accounting judgments and estimates (continued)

●	Warrants granted are accounted for using the fair value method. Under this method, the fair value of warrants granted are measured at estimated fair value at the grant date and recognized over the vesting period.

●	the calculation of the fair value of share-based payments and equity settled transactions requires the use of estimates of inputs in the Black-Scholes option pricing valuation model;

●	assessment of the going concern presumption as detailed in Note 1 to the financial statements;

4. CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties and to ensure it continues as a going concern. The Board of Directors does not establish quantitative return on capital criteria for management as this form of measure is irrelevant to the effective management of capital for an exploration stage company. Instead, the Board relies on the expertise of the Company’s managements to sustain future development of the business.

All of the properties in which the Company currently has an interest are in the exploration stage with no operating revenues; as such the Company is solely dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to any capital requirements imposed by regulatory body, other than of the TSX Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of December 31, 2016, the Company is not compliant with the policies of the TSXV. The impact of this violation is not known and is ultimately dependent on the discretion of the TSXV.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2016. The Company is not subject to externally imposed capital requirements.

5. FINANCIAL INSTRUMENTS

Fair value

The Company has designated its cash fair value through profit and loss (“FVTPL”), which are measured at fair value. Trade and other payables and loan payable are classified for accounting purposes as other financial liabilities, which are measured at amortized cost, which also equals fair value. Fair values of trade and other payables are determined from transaction values which were derived from observable market inputs.

As at December 31, 2016, the carrying and fair value amounts of the Company’s financial instruments are approximately equivalent due to the relatively short periods to maturity of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

137

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

5. FINANCIAL INSTRUMENTS (continued)

Fair value (continued)

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

i) Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the balance sheet.

●	Cash

Cash and cash equivalents are held with major Canadian banks and therefore the risk of loss is minimal.

ii) Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. As at December 31, 2016, the Company had a working capital deficiency of $14,866 (2015 – $440,792). In order to meet its longer-term working capital and property exploration expenditures, the Company intends on securing further financing to ensure that those obligations are properly discharged. As such, management believes that the Company will then have sufficient working capital to discharge its current and anticipated obligations for a minimum of one year. There can be no assurance that Kitrinor will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of Kitrinor may change and shareholders may suffer additional dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests. Failure to obtain adequate additional financing on a timely basis could cause the Company to forfeit some or all of its interests and reduce or terminate its operations therein.

iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

●	Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term nature of its monetary assets and liabilities. Cash not required in the short term, is invested in short-term guaranteed investment certificates, as appropriate.

In terms of interest rate risk on the related party loans outstanding as of December 31, 2016. Management believes there is minimal risk that the interest rate on the loan would change significantly prior to being repaid.

6. RECEIVABLES

The Company’s trade and other receivables arise from two main sources: receivables due from third parties for property sales and harmonized services tax (“HST”) receivable. These are broken down as follows:

As at December 31,	2016	2015
HST recoverable	$4,374	$3,047
Other Receivables	500	-
Total Trade and Other Receivables	$4,874	$3,047

138

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

7. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following comprises trade and other payables:

As at December 31,	2016	2015
Trade payables	$613	$25,508
Professional fees	22,001	21,191
Consulting fees	-	355,000
Total Trade and Other Payables	$22,614	$401,699

During the year ended December 31, 2016 $10,933 (2015 – nil) of debt was forgiven.

8. DUE TO RELATED PARTIES

As at December 31, 2016, the trade and other payables balances includes related-party amounts of $12,001 (2015 - $367,691).

On March 2, 2015 and revised June 19, 2015 and May 3, 2016, the Company executed a Promissory Note in the amount of $65,000 to a director, officer and shareholder of the Company (hereinafter called the “Holder”), bearing interest at a rate of 8% calculated monthly, not in advance, as well as after as before and after default. Funds were used towards general operating expenses. Under the terms of the Promissory Note the principal and any accrued and unpaid interest owing shall become due and be paid in full on demand, which demand may be made by the Holder at any time. In addition, at any time and from time to time, any portion of the principal may be repaid without any notice being given to the Holder and without any bonus or penalty being paid to the Holder. On October 31, 2016, the Company paid this loan in full.

9. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

The financial statements include balances and transactions with directors and/or officers of the Company. The company defines its key management as its CEO, CFO, Vice President of Exploration and its board of directors.

These expenditures are summarized as follows:

For the year ending December 31,	2016	2015	2014
Management and consulting fees	$-	$60,000	$97,500
Property exploration expenditures	$-	$-	$8,118
Property acquisition payments	$-	$-	$3,500
Legal fees	$23,137	$7,466	$-

10. CAPITAL STOCK

(a) Authorized

An unlimited number of common shares.

139

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

10. CAPITAL STOCK (continued)

(b) Issued

	No. of Shares	$
Balance at January 1, 2014	119,764	2,799,531
Issued for property option payments	1,750	7,000
Balance at December 31, 2016, 2015 and 2014	121,514	$2,806,531

On October 11, 2016, the Company completed a private placement of pre consolidated special warrants at a price of $0.005 per special warrant. Each pre consolidated special warrant unit is exchangeable, for no additional consideration, into one-tenth (1/10) of a post consolidation unit of the Company resulting subscribers receiving one whole post consolidation unit for each pre consolidation special ten (10) special warrants purchased following the Consolidation (as defined below) of the common shares of the Company. Each post consolidated whole Unit is comprised of one common share of the Company and one common share purchase warrant of the Company. Each Warrant entitles the holder thereof to purchase one-tenth (1/10) of a pre consolidated Warrant Share for a period of three (3) years after the closing date of the Offering at a price of $0.01 per pre consolidated Warrant Share (subject to adjustment following the Consolidation).

The Special Warrants will automatically be exchanged for Units upon satisfaction of the following Conditions:

1.	the completion of a consolidation of the outstanding common shares of the Company on a 10 (old) common shares for 1 (new) common share (the “Consolidation”);
2.	receipt of approval of the TSX Venture Exchange for the Offering and the Consolidation; and
3.	receipt of all regulatory approvals required for the Offering and the Consolidation.

Certain eligible persons will be paid a commission equal to 8% of the gross proceeds of the Offering (satisfied through the issuance of Units at the Purchase Price or cash, at the option of the Finder) and issue non-transferable broker warrants equal to 8% of the Special Warrants issued pursuant to the Offering. Each Broker Warrant will entitle the holder to acquire one Unit at the Purchase Price (subject to adjustment following the Consolidation) for a period of two (2) years following the closing date of the Offering.

In connection with the private placement, the Company paid $2,000 in finders fees and issued 38,000 special warrants.

(c) Outstanding Issued Warrants

The outstanding issued warrants balance at December 31, 2016, is comprised of 250 non-broker warrants at an exercise price of $50.00 that expire on December 19, 2017; 538,000 special warrants and 40,000 broker warrants at an exercise price of $1.00 that expire October 11, 2018.

(d) Stock Options

The Company established a stock option plan (the “Plan”) as a method of providing incentives and as a form of remuneration to its officers, directors, employees and consultants. The Plan allows for the issuance of up to 10% of the issued and outstanding common shares. At December 31, 2016, total options available for issuance under this Plan amount to 12,151 common shares.

140

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

10. CAPITAL STOCK (continued)

Stock option transactions and the number of stock options issued and outstanding are as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding and exercisable at beginning of year	$50.00	10,675	$50.00	10,675	$50.00	10,675
Outstanding and exercisable at end of year	$50.00	10,675	$50.00	10,675	$50.00	10,675

The remaining weighted average life remaining on the stock options is 0.97 years (2015 – 1.97, 2014 – 2.97).

11. WARRANT RESERVES

A summary of the changes in the Company’s reserves for warrants for the years ended December 31, 2016, 2015, and 2014 are set out below:

	December 31, 2016	December 31, 2015	December 31, 2014
	Amount $	Amount $	Amount $
Balance at beginning of year	-	-	345,880
Expired warrants	-	-	(345,880)
Broker warrants issued	106,000	-	-
Balance at end of year	106,000	-	-

The following table summarizes the assumptions used with the Black-Scholes valuation model for warrants issued and outstanding as at December 31, 2016:

Grant date	October 11, 2016	Total
No. of warrants	40,000	40,000
Exercise price	$1.00
Expected life in years	2
Volatility	179.99%
Risk-free interest rate	0.56%
Grant date share price	0.15
Dividend yield	-
Fair value of warrants	$106,000	$106,000

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Volatility is based on the historical volatility of the Company. Changes in the underlying assumptions can materially affect the fair value estimates.

Broker warrants issued to non-employees were valued using the fair value of the equity instrument granted in the absence of a reliable estimate of the fair value of the goods or services received.

141

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

12. SHARE BASED PAYMENT RESERVES

A summary of the changes in the Company’s reserves for share based payments for the years ended December 31, 2016, 2015, and 2014 are set out below:

	December 31, 2016	December 31, 2015	December 31, 2014
	Amount $	Amount $	Amount $
Balance at beginning of year	1,459,792	1,459,792	1,113,912
Expired warrants	-	-	345,880
Balance at end of year	1,459,792	1,459,792	1,459,792

13. EXPLORATION AND EVALUATION EXPENDITURES

The exploration and evaluation expenses for the Company are broken down as follows:

	Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014

Bayview Property	$-	$-	$-
Caley Lake	-	-	-
Culroc Property	(500)	-	2,000
Feather River Property	-	-	15,919
Exploration and Evaluation Costs	$(500)	$-	$17,919

Caley Lake Property

The Company staked mining claims that are located in the Patricia Mining Division south west of Pickle Lake, Ontario.

On July 15th, 2010, the Company optioned the Caley Lake Property to a third party providing them an undivided 80% right, title and interest in and to the claims in consideration for completion of certain Work Costs (as defined in the agreement) during the Option Period expiring on July 15th, 2015 such that the cumulative sum of all Work Costs totals $250,000 or the sum of all Work Costs and a direct cash payment made by the Optionee totals $250,000. Kitrinor retains a 2% net smelter return/royalty, which the Optionee has the exclusive right and option to purchase one half of the Royalty (1%) at any time for $750,000.

On June 25, 2015, the conditions, as above, necessary for title to pass to the Optionee had been met and the Company has transferred title according to the agreement with the Company retaining 20% interest.

On January 20, 2017, the Company entered into an Assignment Agreement to assign all of its rights, title and interest in the Option Agreement to Generic Capital Corporation.

Culroc Property

On September 27, 2011, the Company entered into a Mining Claim Acquisition Agreement (the “Agreement”) whereby Kitrinor acquired 100 percent interest (“Sothman Property”) located in the Township of Sothman in the Porcupine mining division of Ontario.

Under the terms of the Agreement, Kitrinor paid $10,000 upon the execution of the Agreement.

142

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

13. EXPLORATION AND EVALUATION EXPENDITURES (continued)

Culroc Property (continued)

Kitrinor shall pay to the Vendors a 3 percent (3%) Net Smelter Return (NSR) production royalty from the production or sale of gold or other minerals from the Culroc Property. Kitrinor will have the sole and exclusive right and option to purchase 1% of the Royalty (such that the remaining Royalty shall be reduced to 2% of Net Returns) for a price equal to the Reduction Price of $1,500,000.

On December 18, 2012 the Company entered into a Memorandum of Understanding (the “MOU”) with the Mattagami First Nation (“MFN”) in order to promote a cooperative ongoing discussion between the parties with regards to the exploration and development of the Company’s mining claims located in the traditional territory of the MFN (the “Project”).

The MOU establishes the general framework for these discussions by setting out, among other things, business, employment and training opportunities for members of the MFN to participate in the exploration and development in connection with the Project.

Pursuant to the terms of the MOU, the Company has: (i) paid 2% of all drilling and exploration costs incurred to date with respect to the exploration program on the Project; (ii) issued to the MFN 250 options to acquire common shares of the Company at an exercise price of $50.00; and (iii) issued 250 common shares in the capital of the Company.

The Company is also required to pay the MFN’s legal costs associated with negotiating the MOU of $2,500, and pay up to a maximum of $15,000 per year to the MFN’s Elders Committee. The Company is also required to enter into negotiations to come to terms on an Impact Benefit Agreement (“IBA”), which is to be negotiated before the completion of a feasibility study, covering such matters as education and training; employment opportunities; workplace conditions; business opportunities; financial participation and/or compensation; environmental protection, litigation, monitoring and reporting; and access to the project area. Under the MOU the Company is also required to pay the MFN’s reasonable costs of negotiating the IBA.

On November 24, 2016, the Company entered into a Mining Claim Acquisition Agreement (the “Agreement”) whereby Kitrinor sold 100 percent interest in the Sothman Property for a cash payment of $500.

Feather River Property

In March 2011 and amended on February 18, 2014, the Company entered into an Option Agreement (the “Agreement”) whereby it was granted the sole, exclusive and irrevocable right and option to acquire up to an undivided 100 % interest in St. Germain Township, Sault Ste. Marie Mining Division, Province of Ontario (“Feather River Property”) in the Mishibishu Lake area west of Wawa.

Under the terms of the Agreement, upon any recapitalization, such as a split or consolidation which transpired on June 1, 2011, the number of consideration shares issued shall be adjusted to preserve the economic equivalent. As such, Kitrinor may exercise its option and thereby earn its interest in the property upon fulfilling the commitment to pay the seller $150,000 and 5,750 shares of Kitrinor as follows:

a)	$15,000 (paid) and 500 shares (issued) upon signing of the agreement;
b)	an additional $25,000 (paid) and 500 shares on March 1st, 2012 (issued);
c)	an additional $35,000 (paid) and 500 shares on March 1st, 2013 (issued);
d)	an additional 1,750 shares on March 1st, 2014; (issued);
e)	an additional $75,000 and 2,500 shares on March 1st, 2015 (see below);.
f)	by carrying out expenditures to keep the claims in good standing.

Kitrinor shall pay to the Vendors a Net Smelter Return (NSR) production royalty form the production or sale of gold or other minerals from the Feather River Property. The production royalty rate shall be 2 percent (2%). Kitrinor will have the sole and exclusive right and option to buy back the entirety of the royalty (2%) in increments of $500,000 per 0.5% each for a total of $2,000,000.

143

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

13. EXPLORATION AND EVALUATION EXPENDITURES (continued)

Feather River Property (continued)

The Company’s commitment to the Feather River Property Agreement with respect to the Feather River property above required payment of cash and shares on March 1, 2015. As of the date of this report this Kitrinor is in default of this payment but has not yet received a Notice of Termination of the Agreement.

Bayview Property

This property has been staked by Kitrinor and is contiguous to Feather River.

Upon Kitrinor meeting the terms and conditions for the Feather River Property, there shall be an “Area of Interest” consisting of any mineral interest, any part of which falls within these adjoining claims. The whole of such interest to the seller of the Feather River Property shall be limited as above and Kitrinor shall pay to the Vendors a Net Smelter Return (NSR) production royalty from the production or sale of gold or other minerals from the Bayview Property. The production royalty rate shall be 2 percent (2%). Kitrinor will have the sole and exclusive right to option to buy back the entirety of the royalty (2%) in increments of $500,000 per 0.05% each for a total of $2,000,000.

On February 16, 2017, the Company entered into a Mining Claim Acquisition Agreement (the “Agreement”) whereby Kitrinor sold 100 percent interest in the Bayview Property for a cash payment of $100.

14. INCOME TAXES

(a) Provision for Income Taxes

The Company’s income tax provision differs from the amount resulting from the application of the Canadian statutory income tax rate. A reconciliation of the combined Canadian federal and provincial income tax rates with the Company’s effective tax rate is as follows:

For the year ended December 31,	2016		2015		2014
	$		$		$

Loss before income taxes		(72,074)		(125,470)		(194,487)
Combined statutory rate		26.50%		26.50%		26.50%
		(19,100)		(33,250)		(51,539)

Deferred tax benefit not previously recognized		(102,000)		-		(117,935)
Change in unrecognized deferred tax assets		121,100		33,250		169,474

		-		-		-

The Canadian statutory income tax rate of 26.50% (2015 – 26.50%, 2014 – 26.50%) is comprised of the federal income tax rate at approximately 15% (2015 – 15%, 2014 – 15%) and the provincial income tax rate of approximately 11.50% (2015 – 11.50%, 2014 – 11.50%).

The unamortized balance, for income tax purposes, of the share issuance fees amounts to approximately $32,130 (2015 - $nil, 2014 - $nil) and will be deductible in Canada over the next several years.

144

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

14. INCOME TAXES (continued)

(a) Provision for Income Taxes (continued)

As at December 31, 2016 the Company has $1,476,989 (2015 - $1,245,666, 2014 - $1,245,666) of unused Canadian Exploration Expenditures (“CEE”) and Canadian Development Expenditures (“CDE”) available to offset future taxable income. The tax benefits pertaining to these expenses are available to carry forward indefinitely.

(b) Tax Loss Carry-forwards

The Company has accumulated non-capital losses of $2,839,287, which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

2027	12,870
2028	199,376
2029	128,907
2030	-
2031	520,685
2032	862,833
2033	703,940
2034	176,568
2035	125,470
2036	108,638
$2,839,287

(c) Deferred Tax Balances

The deferred income tax asset is compromised of the following temporary differences:

As at December 31,	2016	2015	2014
Resource expenditures	$1,477,000	$1,245,666	$1,245,666
Non-capital loss carry forwards	2,839,000	2,730,649	2,605,179
Unamortized financing costs	32,000	-	-
Deferred tax assets not recognized	(4,348,000)	(3,976,315)	(3,850,845)
	$-	$-	$-

15. SUBSEQUENT EVENTS

On February 21, 2017 the Company announced that it has entered into a non-binding letter of intent dated February 17, 2017 (“Letter of Intent”) with Scythian Biosciences Inc., a private Canadian Corporation (“Scythian”), in connection with a proposed reverse take-over of the Company (the “Proposed Transaction”), subject to approval of the TSX Venture Exchange (“TSXV”), to list the shares of the resulting entity (the “Resulting Issuer”) on the TSXV. The Resulting Issuer will operate as a life sciences issuer continuing the business of Scythian.

145

(an exploration stage company)	Notes to Financial Statements (Expressed in Canadian Dollars) Years Ended December 31, 2016, 2015, and 2014

15. SUBSEQUENT EVENTS (continued)

On June 6, 2017, the Company entered into a Business Combination Agreement with Scythian Biosciences Inc. (“Scythian”), a private biotechnology company, and 10188760 Canada Inc., a wholly owned subsidiary of the Company for the purposes of the Business Combination Agreement (“Subco”), pursuant to which Scythian will amalgamate with Subco by way of a three-cornered amalgamation under the federal laws of Canada (the “Transaction”). The Transaction constitutes a reverse takeover of the Company and the business of the resulting merged entities (the “Reporting Issuer”) will become the business of Scythian. At June 30, 2017, the Transaction was subject to regulatory approval, including the approval of the TSX Venture Exchange (“TSXV”), and certain closing conditions; including completion of a share consolidation, name change, approval of a deferred share unit plan, and the election of the Resulting Issuer directors. On August 1, 2017, the Company completed the Transaction. On August 8, 2017, the Company started trading on the TSXV under the symbol SCYB.

Effective August 1, 2017, and in connection with the Transaction, the Company effected a reverse stock split on the basis of 1:20. As such, all shares of common stock issued and outstanding were decreased on the basis of one new share for each twenty old shares. These interim condensed consolidated financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

Concurrent Financing

As a condition to the completion of the Transaction, Scythian will complete a brokered subscription receipt financing, through a syndicate of agents led by Clarus Securities Inc. and including Haywood Securities Inc. (the “Agents”), for aggregate gross proceeds of up to $10,000,000 through the issuance of up to 1,250,000 subscription receipts (“Subscription Receipts”) at a price of $8.00 per Subscription Receipt (the “Offering”), subject to the rules of, and approval by, the TSXV. Upon satisfaction of the escrow release conditions, including all conditions precedent to the Transaction being satisfied, each Subscription Receipt will automatically convert without any further action on the part of the holder into one (1) common share of the Resulting Issuer. Should the escrow release conditions not be satisfied, the Subscription Receipts will be cancelled and all proceeds from the sale of Subscription Receipts will be returned to subscribers without interest.

As compensation for the services provided in connection with the Offering, the Agents will receive a cash commission equal to 7% of the gross proceeds raised in connection with the Offering and broker warrants equal to 7% of the Resulting Issuer Shares.

On March 14, 2017 and June 30, 2017, Scythian announced the issuance of $13,085,000 and $200,000, respectively of Subscription Receipts to raise gross proceeds of $13,285,000. In addition to this, Scythian also completed a financing of common shares to raise gross proceeds of $2,964,946.

Upon completion of the Transaction, the proceeds of the Offering will be used to further develop the business of the Resulting Issuer and for general working capital purposes.

146

Scythian Biosciences Inc.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Note to Reader	147
Interim Consolidated Statements of Financial Position	149
Interim Consolidated Statements of Loss and Comprehensive Loss	150
Interim Consolidated Statements of Changes in Equity	151
Interim Consolidated Statements of Cash Flows	152
Notes to the Consolidated Interim Financial Statements	153

147

NOTE TO READER

Under National Instrument 51-102, if an auditor has not performed a review of interim financial statements they must be accompanied by a note indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the management. The Company’s independent auditor has not performed a review of these interim financial statements.

“Jonathan Gilbert”	“Jonathan Held”
President and Chief Executive Officer	Chief Financial Officer

148

Scythian Biosciences Inc.

Consolidated Interim Statements of Financial Position

As at June 30, 2017 and March 31, 2017

Expressed in Canadian Dollars

	Note	June 30, 2017	March 31, 2017
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	$11,899,425	$1,090,767
Prepaid expenses	11	954,908	871,907
Sales tax recoverable		35,389	9,979
Other receivable	5	32,889	-
Total current assets		12,922,611	1,972,653

Plant and equipment	6	708,679	759,682

Total assets		$13,631,290	$2,732,335

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	848,438	1,931,317

Total liabilities		848,438	1,931,317

SHAREHOLDERS’ EQUITY
Capital stock	8	6,316,198	6,216,198
Contributed surplus	8	2,338,744	1,506,806
Other capital reserves	8	12,196,191	-
Deficit		(8,068,281)	(6,921,986)

Total shareholders’ equity		12,782,852	801,018

Total liabilities and shareholders’ equity		$13,631,290	$2,732,335

Commitments - Notes 7, 13

Approved on behalf of the Board

Nature and Continuance of Operations and Going Concern – Note 1

Commitments – Notes 11 and 12

Subsequent Events – Note 14

/s/ “Harvey Lalach”	CFO
Harvey Lalach

/s/ “Jonathan Gilbert”	CEO
Jonathan Gilbert

The accompanying notes are an integral part of the consolidated financial statements

149

Scythian Biosciences Inc.

Consolidated Interim Statements of Loss and Comprehensive Loss

For the three months ended June 30, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

		Three months ended June 30,
	Note	2017	2016

OPERATING EXPENSES
Advertising and public relations		$1,433	$2,258
Depreciation	6	51,003	57,500
Consulting	7, 8	35,477	97,035
Office and general		24,265	31,324
Professional fees		109,360	27,289
Research and development	11	686,579	-
Salaries and wages	7	217,678	262,481
Travel		25,377	3,636
		1,151,172	481,523

OPERATING LOSS BEFORE THE FOLLOWING ITEMS		(1,151,172)	(481,523)

Foreign exchange loss		(22,298)	(2,933)
Interest income		6,091	-
Rental income		21,084	21,017

NET LOSS AND COMPREHENSIVE LOSS		(1,146,295)	(463,439)

Loss per share
Basic and diluted	9	$(0.40)	$(1.02)

Weighted average number of shares outstanding
Basic and diluted	9	2,881,147	452,246

The accompanying notes are an integral part of the consolidated financial statements

150

Scythian Biosciencs Inc.

Consolidated Interim Statements of Changes in Shareholders’ Equity

For the three months ended June 30, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

	Number	Share Capital	Contributed Surplus	Other Capital Reserves	Deficit	Total Shareholders’ Equity
Balance, April 1, 2016	449,713	$3,507,284	$939,708	$20,000	$(3,945,922)	$521,070
Issuance of common shares - for cash	4,095	81,900	-	(20,000)	-	61,900
Share based compensation	-	-	40,851	-	-	40,851
Net loss	-	-	-	-	(463,439)	(463,439)

Balance, June 30, 2016	453,808	$3,589,184	$980,559	$-	$(4,409,361)	$160,382

Balance, April 1, 2017	2,874,551	$6,216,198	$1,506,806	$-	$(6,921,986)	$801,018
Share subscriptions received	-	-	-	12,196,191	-	12,196,191
Issuance of common shares - for settlement of accounts payable	12,500	100,000	819,245	-	-	919,245
Share based compensation	-	-	12,693	-	-	12,693
Net loss	-	-	-	-	(1,146,295)	(1,146,295)

Balance, June 30, 2017	2,887,051	$6,316,198	$2,338,744	$12,196,191	$(8,068,281)	$12,782,852

The accompanying notes are an integral part of the consolidated financial statements

151

Scythian Biosciences Inc.

Consolidated Interim Statements of Cash Flows

For the three months ended June 30, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

	Three months ended June 30,
	2017	2016
OPERATING ACTIVITIES
Net loss	$(1,146,295)	$(463,439)
Items not affecting cash:
Share based payments	12,693	40,581
Depreciation	51,003	57,500
	(1,082,599)	(365,358)
Changes in non-cash working capital items:
Increase in prepaid expenses	(83,001)	(13,310)
Increase in other receivable	(32,889)	-
Increase (decrease) in accounts payable and accrued liabilities	(163,634)	186,674
Increase in sales tax recoverable	(25,410)	(764)

Cash flows relating to operating activities	(1,387,533)	(192,758)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net	-	61,899
Proceeds from receipt of subscriptions for common shares, net	12,196,191	-

Cash flows relating to financing activities	12,196,191	61,899

Net increase (decrease) in cash	10,808,658	(130,859)

Cash and cash equivalents, beginning	1,090,767	222,431

Cash and cash equivalents, ending	$11,899,425	$91,572

Supplemental Cash Flow Information – Note 13

The accompanying notes are an integral part of the consolidated financial statements

152

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Scythian Biosciences Inc. (the “Company”) was incorporated on July 9, 2014 as Valens Agritech Canada Inc. The Company is focused on the acquisition of companies in the medical marijuana market, either in its application for medical and academic uses in the development of new pharmaceuticals, or in the business of production and sales of prescription marijuana to individual consumers. On October 29, 2015, the Company changed its name to Scythian Biosciences Inc.

The Company’s principal and registered office is 200-366 Bay St., Toronto, ON, M5H 4B2.

On June 6, 2017, the Company entered into a Business Combination Agreement with Kitrinor Metals Inc. (“Kitrinor”), a public company whose shares trade on the TSX Venture Exchange (“TSXV”) and 10188760 Canada Inc., a wholly owned subsidiary of Kitrinor incorporated for the purposes of the Business Combination Agreement (“Subco”), pursuant to which the Company will amalgamate with Kitrinor by way of a three-cornered amalgamation under the federal laws of Canada (the “Transaction”). The transaction constitutes a reverse takeover of Kitrinor by the Company and the business of the resulting merged entities (the “Reporting Issuer”) became the business of the Company. At June 30, 2017, the Transaction remained subject to regulatory approval, including the approval of the TSXV, and certain closing conditions; including completion of a share consolidation, name change, approval of a deferred share unit plan, and the election of the Resulting Issuer directors. On August 1, 2017, the Company completed the Transaction. On August 8, 2017, the Company started trading on the TSXV under the symbol SCYB.

Effective August 1, 2017, and in connection with the Transaction, the Company effected a reverse stock split on the basis of 1:80. As such, all shares of common stock issued and outstanding were decreased on the basis of one new share for each eighty old shares. These consolidated financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. At June 30, 2017, the Company’s operations did not generate cash flow and the Company had an accumulated deficit of $8,068,281. In addition, the Company has significant spending commitments under a collaborative research agreement (Note 7). The Company’s financial success is dependent on management’s ability to continue to raise adequate financing on reasonable terms to fulfil these obligations as they come due, and to commence profitable operations in the future. These factors indicate the existence of a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these consolidated financial statements. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

153

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

2.	BASIS OF PRESENTATION

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) IAS 34 “Interim Financial Reporting”.

These condensed consolidated interim financial statements do not include all of the information and disclosures required to be included in annual financial statements prepared in accordance with IFRS.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended March 31, 2017, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgements and estimates were presented in Note 2 and Note 3 of those audited financial statements and have been consistently applied in the preparation of these condensed interim financial statements.

These condensed consolidated interim financial statements were authorized for issue on August 18, 2017 by the directors of the Company.

b)	Basis of Measurement

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency. These consolidated financial statements are prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3.	NEW ACCOUNTING STANDARDS

At the date of authorization of these condensed consolidated interim financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been early-adopted by the Company.

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s condensed consolidated interim financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s condensed consolidated interim financial statements.

154

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

3.	NEW ACCOUNTING STANDARDS – Continued

Future Changes in Accounting Policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is not expected to have an impact on the classification and measurement of the Company’s financial assets and liabilities when adopted in 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The adoption of IFRS 16 is not expected to have an impact on the classification and measurement of the Company’s financial instruments, when adopted in 2019.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of the following:

	June 30, 2017	March 31, 2017

Cash	$1,220,425	$1,090,767
Guaranteed Investment Certificates	10,679,000	-
	$11,899,425	$1,090,767

5.	OTHER RECEIVABLES

Included in Other Receivables at June 30, 2017 is an amount of $32,889 (March 31, 2017: $Nil) due from Kitrinor for expenses incurred on behalf of Kitrinor in connection with the Transaction (Note 1).

155

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

6.	PLANT AND EQUIPMENT

Plant and equipment consists of the following:

	Leasehold improvements	Marchinery and equipment	Total

Cost, April 1, 2016	$743,925	$406,075	$1,150,000
Additions	-	-	-

Cost, March 31, 2017 and June 30, 2017	743,925	406,075	1,150,000

Accumulated depreciation, April 1, 2016	$111,589	$60,911	$172,500
Depreciation	148,785	69,033	217,818

Accumulated depreciation, March 31, 2017	260,374	129,944	390,318
Depreciation	37,196	13,807	$51,003

Accumulated depreciation, June 30, 2017	297,570	143,751	441,321

Net book value, March 31, 2017	$483,551	$276,131	$759,682

Net book value, June 30, 2017	$446,355	$262,324	$708,679

During the three months ended June 30, 2017, the Company recorded depreciation expense of $51,003 (2016: $57,500).

7.	RELATED PARTY TRANSACTIONS AND BALANCES AND KEY MANAGEMENT COMPENSATION

All related party transactions are carried out in the normal course of operations and are recorded at fair value, unless otherwise noted herein. The Company has identified its officers as its key management personnel.

During the three months ended June 30, 2017, and 2016, the Company carried out the following transactions with directors and officers of the Company:

Related Party	Nature of Transaction
Jonathan Gilbert, CEO and director	Salaries and benefits
Mohammad Fazil, President and director	Salaries and benefits
Harvey Lalach, CFO and director	Salaries and benefits
David Schrader, COO and director	Salaries and benefits
Allen Cohen, director	Directors fees
Jerome Gilbert, director	Directors fees
Michael Petter, director	Directors fees

156

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

7.	RELATED PARTY TRANSACTIONS AND BALANCES AND KEY MANAGEMENT COMPENSATION – Continued

Related Party Balances

At June 30, 2017, included in accounts payable and accrued liabilities is an amount of $586,734 (March 31, 2017: $1,395,150) owing to directors and officers of the Company in respect of unpaid salaries and benefits, directors’ fees, and reimbursable expenses. These amounts are unsecured, non-interest bearing and are payable on demand.

Related Party Transactions

During the three months ended June 30, 2017, an amount of $204,390 (2016: $1,238,759) in consulting fees, salaries and benefits was accrued or paid to directors and officers of the Company in connection with employment and consulting agreements.

During the three months ended June 30, 2017, an amount of $3,000 (2016: $6,000) in directors’ fees were accrued or paid to directors of the Company.

On May 18, 2017, the Company issued an aggregate of 12,500 common shares of the Company, and paid $45,000 in cash, to settle an aggregate of $964,245 in accrued and unpaid salaries and wages and benefits due to two directors and officers of the Company. The shares issued were recorded at their fair value of $100,000, or $8.00 per share, which value was determined with reference to the price at which shares were being sold to arm’s length parties on or around the transaction date. The remaining $819,245 difference between the carrying value of the amounts settled and the fair value of consideration transferred of $145,000 was recorded as a contribution to equity.

8.	CAPITAL STOCK

a.	Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of non-voting, non-participating, non-cumulative preferred shares without par value, redeemable at the option of the Company or holder.

Changes in the issued and outstanding common shares of the Company during the year ended March 31, 2017, and for the three-month period ended June 30, 2017, were as follows:

157

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.       CAPITAL STOCK – Continued

	Number of shares	Amount
Balance, April 1, 2016	449,713	3,507,284
Shares issued
Pursuant to private placements at $20.00	4,095	81,900

Balance, June 30, 2016	453,808	3,589,184
Shares issued
Pursuant to private placements at $0.20	2,000,000	400,000
Pursuant to private placements at $8.00	370,743	2,965,945
Less; share issue costs		(748,931)
In exchange for services	50,000	10,000

Balance, March 31, 2017	2,874,551	$6,216,198
Shares issued
As settlement of accounts payable (Note 6)	12,500	100,000

Balance, June 30, 2017	2,887,051	$6,316,198

b.	Other Capital Reserves

At June 30, 2017, the Company had received $13,285,000 in subscriptions for the issuance of 1,660,625 shares of common stock at a subscription price of $8.00 per share (the “Subscription Receipts”). The Subscription Receipts are being held by the Company pending completion of the Proposed Transaction (Note 1) at which time the Subscription Receipts will be automatically converted into common shares of the resulting Reporting Issuer. In connection with the Subscription Receipts, the Company incurred share issue costs of $1,037,148, which included agent’s commission and legal fees and expenses directly attributable to the transaction. Subsequent to period end, the Company issued the shares related to these subscriptions.

c.	Share Purchase Options

The Board of Directors of the Company (the “Board”) has approved a Stock Option Plan (the “Plan”). The purpose of the Plan is to grant share purchase options to directors, senior officers, employees and consultants of the Company. The maximum number of shares reserved for issue under the Plan will be equal to 10% of the aggregate issued and outstanding shares of the Company at the date of approval of the Plan, but the maximum number may be revised from time to time by the Board.

The Plan is administered by the Board. The exercise price of options issued under the Plan shall be equal to the market price (as defined by the Plan) of the Company’s shares on the grant date, less applicable discount, if any, permitted by securities legislation and approved by the Board. Stock options may be granted under the Plan for an exercise period determined by the Board, subject to earlier termination in accordance with the terms of the Plan.

158

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.       CAPITAL STOCK – Continued

c.	Share Purchase Options – Continued

A summary of the status of the Company’s outstanding share purchase options for the year ended March 31, 2017, and for the three-month period ended June 30, 2017, is presented below:

	Number of options	Weighted Average exercise price

Outstanding, April 1, 2016	73,750	20.00
Granted	62,500	0.20

Outstanding, March 31, 2017 and June 30, 2017	136,250	$10.92

At June 30, 2017, the following share purchase options were outstanding:

Exercise price	Number of options outstanding	Number vested	Expiry Date
$20.00	57,500	57,500	August 31, 2020
$20.00	625	375	October 3, 2020
$20.00	625	375	October 16, 2020
$20.00	12,500	6,250	December 28, 2020
$20.00	2,500	2,500	February 12, 2021
$0.20	62,500	62,500	January 30, 2020

	136,250	129,500

Included in consulting fees for the three months ended June 30, 2017, is an amount of $12,693 (2016: $40,581) related to share purchase option compensation.

d.	Share Purchase Warrants

A summary of the Company’s share purchase warrants outstanding is presented below:

	Number of warrants	Weighted Average exercise price

Outstanding, April 1, 2016	-
Issued	142,196	$8.73

Outstanding, March 31, 2017 and June 30, 2017	142,196	$8.73

159

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.       CAPITAL STOCK – Continued

d.	Share Purchase Warrants

During the year ended March 31, 2017, the Company issued 116,244 share purchase warrants exercisable at $8.00 per share, expiring on June 12, 2019, as commissions in connection with subscription receipts at $8.00 per share. The fair value of these warrants of $398,200 was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.86%, expected life 2.0 years, estimated stock price $8.00, expected volatility 78.95%, dividend yield 0.00%.

During the year ended March 31, 2017, the Company issued 25,952 share purchase warrants exercisable at $12.00 per share for a period of three years from the date of issuance as commissions in connection with a private placement at $8.00 per share. The fair value of these warrants of $85,400, was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.78%, expected life 3.0 years, estimated stock price $8.00, expected volatility 78.73%, dividend yield 0.00%.

At June 30, 2017, the Company had share purchase warrants outstanding as follows:

Exercise price	Number of warrants outstanding	Expiry Date
$8.00	116,244	June 12, 2019
$12.00	20,746	March 20, 2020
$12.00	5,206	March 31, 2020

	142,196

9.	LOSS PER SHARE

The calculation of basic and diluted loss per share for the three months ended June 30, 2017, and 2016 was based on the following data:

	2017	2016
Numerator
Net loss attributable to common shareholders	$(1,146,295)	$(463,439)
Denominator
Weighted average number of common shares outstanding	2,881,147	452,246
Dilutive effect of assumed exercise of stock options and warrants	-	-
Diluted weighted average number of common shares outstanding	2,881,147	452,246

Loss per share (basic and diluted)	$(0.40)	$(1.02)

160

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

9.       LOSS PER SHARE – Continued

The basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as stock options and share purchase warrants, in the weighted average number of common shares outstanding during the period, only if dilutive.

As of June 30, 2017, loss per share excludes 278,446 (March 31, 2017: 278,446) potentially dilutive common shares related to outstanding share purchase options and warrants, as the effect was anti-dilutive.

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, other receivables and accounts payable and accrued liabilities; the fair values of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

• Market Risk

• Credit Risk

• Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks, and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

Market Risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing in financing development. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Interest risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market risk. The Company’s sensitivity to interest rates is currently immaterial.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. From time to time, the Company holds financial instruments that are denominated in a currency other than the Canadian dollar. At June 30, 2017, the Company held financial assets of $522,178 (March 31, 2017: $886,969) denominated in US dollars and had research and development commitments denominated in US Dollars (Note 7). During the three months ended June 30, 2017, the Company recognized foreign currency exchange loss of $22,298 (2016: gain of $2,933) relating to currency fluctuations between the Canadian and US dollars.

161

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – Continued

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Company currently has no assets subject to changes in valuation arising from changes in equity markets.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to discharge an obligation. The Company is subject to normal industry credit risks. Therefore, the Company believes that there is exposure to credit risk on outstanding loans.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.

The Company addresses its liquidity through equity financing by the sale of common shares and through debt financing. While the Company believes its exposure to liquidity risk is immaterial due to the fact that the Company has no operating business, there is no assurance that the Company will be successful in securing financing in the future.

Fair Values

The fair values of the Company’s financial assets and liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

11.	OBLIGATION UNDER RESEARCH AGREEMENT

On July 25, 2016, the Company entered into a collaborative research agreement, and amended on February 10, 2017 (the “Agreement”) with the University of Miami (the “University”). The University has agreed to assist the Company with the research, development and preclinical and clinical trials research studies.

The obligation of the University to commence and continue the Project is contingent upon the Company making payments to the University in accordance with the budget outlined below:

●	1st payment: USD$250,000 on November 30, 2016 (paid);
●	2nd payment: USD$175,000 due on January 30, 2017 (paid);
●	3rd payment: USD$1,000,000 due on February 28, 2017 (paid);
●	4th payment: USD$2,000,000 due on March 31, 2017
●	5th payment: USD$1,575,000 due on April 30, 2017
●	6th payment: USD$2,000,000 due on January 1, 2018
●	7th payment: USD$3,000,000 due on January 1, 2019
●	8th payment: USD$3,000,000 due on January 1, 2020
●	9th payment: USD$3,000,000 due on January 1, 2021

162

Scythian Biosciences Inc.

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2017

Expressed in Canadian Dollars (Unaudited)

11.	OBLIGATION UNDER RESEARCH AGREEMENT – Continued

Institution overhead of 29% will be applied to all payment milestones listed above as applicable. Total amount of funding, inclusive of University’s overhead is USD$20,640,000.

At June 30, 2017, included in prepaid expenses and deposits is an amount of $175,999 (US$135,573) (March 31, 2017: $860,876 (USD$645,900)) in milestone payments paid to the University which were unspent as at such date.

During the three months ended June 30, 2017, the Company recorded research and development expenses of $686,579 (2016: $Nil) in connection with expenditures incurred under the terms of the Agreement.

The Company has not made the payments due on March 31, 2017, and April 30, 2017, in accordance with the terms of the Agreement.

12.	COMMITMENTS

The Company is committed to minimum future lease payments during fiscal year ending March 31, 2018, of $44,946.

The Company also has certain commitments with regards to the research agreement with the University of Miami as discussed in note 11.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Investing and financing activities that do not have a direct impact on cash flows are excluded from the statement of cash flows.

During the three months ended June 30, 2017, the Company issued 12,500 common shares as settlement of accrued and unpaid wages, salaries and benefits of $919,245 owing to two directors and officers of the Company. This transaction has been excluded from the statement of cash flows.

14.	SUBSEQUENT EVENTS

Subsequent to June 30, 2017;

i)	The Company issued an aggregate of 75,000 share purchase options exercisable at $8.00 per share for a period of 5 years from the date of issuance to directors and officers of the Company in exchange for services to be rendered.

ii)	An aggregate of 51,250 share purchase options exercisable at $20.00 per share were forfeited or cancelled, unexercised.

iii)	The Company issued 143,750 DSU’s to officers and directors of the Company.

iv)	All remaining amounts payable to officers of the Company were settled at no cost to the Company.

163

Scythian Biosciences Inc.

For the years ended March 31, 2017 and 2016

164

Independent Auditors’ Report

To the Shareholders of Scythian Biosciences Inc.

We have audited the accompanying consolidated financial statements of Scythian Biosciences Inc., which comprise the consolidated statements of financial position as at March 31, 2017, 2016 and 2015, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended March 31, 2017 and 2016 and for the period ended March 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and Public Company Accounting Oversight Board (PCAOB) standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Scythian Biosciences Inc. as at March 31, 2017, 2016 and 2015, and its financial performance and its cash flows for the years ended March 31, 2017 and 2016 and for the period ended March 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Scythian Biosciences Inc.’s ability to continue as a going concern.

/s/ MNP LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario

August 9, 2017

165

Scythian Biosciences Inc.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

166

Scythian Biosciences Inc.

Consolidated Statements of Financial Position

As at March 31, 2017, 2016 and 2015

Expressed in Canadian Dollars

	Note	2017	2016	2015
ASSETS
Current assets
Cash		$1,090,767	$222,431	$802,150
Prepaid expenses		871,907	3,870	2,080
Sales tax recoverable		9,979	620	-
Promissory note receivable	5	-	-	82,460
Total current assets		1,972,653	226,921	886,690

Plant and equipment	6	759,682	977,500	-
Total assets		$2,732,335	$1,204,421	$886,690
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	1,931,317	683,351	213,556
Total liabilities		1,931,317	683,351	213,556
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	9	6,216,198	3,507,284	1,298,027
Contributed surplus	9	1,506,806	939,708	-
Other capital reserves	9	-	20,000	262,494
Deficit		(6,921,986)	(3,945,922)	(887,387)
Total shareholders’ equity		801,018	521,070	673,134
Total liabilities and shareholders’ equity		$2,732,335	$1,204,421	$886,690
Commitments - Notes 8, 14
Approved on behalf of the Board

“Peter Benz”	CFO
Harvey Lalach

“Jonathan Gilbert”	CEO
Jonathan Gilbert

The accompanying notes are an integral part of the consolidated financial statements

167

Scythian Biosciences Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended March 31, 2017, 2016 and the period from Inception to March 31, 2015

Expressed in Canadian Dollars

		Years ended March 31,		Date of Inception on July 9, 2014 to
	Note	2017	2016	March 31, 2015
EXPENSES
Advertising and public relations		$8,568	$9,457	$29,397
Depreciation	6	217,818	172,500	-
Consulting	7, 9	175,663	454,554	290,753
Directors fees	7, 9	15,000	129,584	-
Office and general		33,298	37,790	10,582
Professional fees		318,608	186,103	147,505
Rent		84,910	76,199	6,046
Research and development		1,038,020	-	-
Salaries and wages	7,9	1,083,941	1,932,883	341,181
Travel		20,433	41,836	15,331
		2,996,259	3,040,906	840,795
OTHER INCOME (EXPENSES)
Transaction costs	4	-	(75,000)	(52,500)
Foreign exchange gain (loss)		(14,605)	4,917	(653)
Interest income (expense)	5	(49,278)	27,028	6,561
Loss on settlement of promissory note receivable	5	-	(36,229)	-
Rental income		84,078	61,655	-
NET LOSS AND COMPREHENSIVE LOSS		(2,976,064)	(3,058,535)	(887,387)
Loss per share
Basic and diluted	10	$(3.82)	$(7.58)	$(3.74)
Weighted average number of shares outstanding
Basic and diluted	10	779,468	403,670	237,428

The accompanying notes are an integral part of the consolidated financial statements

168

Scythian Biosciences Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the period from Inception to March 31, 2017

Expressed in Canadian Dollars

	Number	Share Capital	Contributed Surplus	Other Capital Reserves	Deficit	Total Shareholders’ Equity
Balance, Date of Incorporation, July 9, 2014	1	$-	$-	$-	$-	$-
Issuance of common shares (note 7)	295,187	1,298,027	-	-	-	1,298,027
Subscriptions received	-	-	-	262,494	-	262,494
Net loss	-	-	-	-	(887,387)	(887,387)

Balance, March 31, 2015	295,188	$1,298,027	$-	$262,494	$(887,387)	$673,134
Issuance of common shares	158,775	2,294,257	-	(262,494)	-	2,031,763
Redemption of common shares (note 5)	(4,250)	(85,000)	-	-	-	(85,000)
Subscriptions received	-	-	-	20,000	-	20,000
Share-based compensation	-	-	939,708	-	-	939,708
Net loss	-	-	-	-	(3,058,535)	(3,058,535)

Balance, March 31, 2016	449,713	$3,507,284	$939,708	$20,000	$(3,945,922)	$521,070
Issuance of common shares - for cash (note 7)	2,374,838	3,447,845	-	(20,000)	-	3,427,845
less; share issue costs	-	(748,931)	483,600	-	-	(265,331)
Issuance of common shares- for services	50,000	10,000	-	-	-	10,000
Share based compensation	-	-	83,498	-	-	83,498
Net loss	-	-	-	-	(2,976,064)	(2,976,064)

Balance, March 31, 2017	2,874,551	$6,216,198	$1,506,806	$-	$(6,921,986)	$801,018

The accompanying notes are an integral part of the consolidated financial statements

169

Scythian Biosciences Inc.

Consolidated Statements of Cash Flows

For the years ended March 31, 2017, 2016 and the period from Inception to March 31, 2015

Expressed in Canadian Dollars

	Years ended March 31,		Date of Inception on July 9, 2014 to
	2017	2016	March 31, 2015
OPERATING ACTIVITIES
Net loss	$(2,976,064)	$(3,058,535)	$(887,387)
Items not affecting cash:
Share based payments	93,498	1,189,708	-
Loss on extinguishment of promissory note	-	36,229	-
Interest income accrued under promissory note	-	(27,028)	(6,561)
Unrealized foreign exchange	-	(11,741)	(5,705)
Depreciation	217,818	172,500	-
Transaction costs paid in shares	-	75,000	-
	(2,664,748)	(1,623,867)	(899,653)
Changes in non-cash working capital items:
Increase in prepaids	(868,037)	(1,790)	(2,080)
Increase in accounts payable and accrued liabilities	1,247,966	469,795	213,556

Increase in sales tax recoverable	(9,359)	(620)	-

Cash flows relating to operating activities	(2,294,178)	(1,156,482)	(688,177)
FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net	3,162,514	826,763	1,560,521

Cash flows relating to financing activities	3,162,514	826,763	1,560,521
INVESTING ACTIVITIES

Purchase of property, plant and equipment	-	(250,000)	-

Issuance of promissory note	-	-	(70,194)

Cash flows relating to investing activities	-	(250,000)	(70,194)
Net increase (decrease) in cash	868,336	(579,719)	802,150

Cash, beginning	222,431	802,150	-
Cash, ending	$1,090,767	$222,431	$802,150

Supplemental Cash Flow Information – Note 15

The accompanying notes are an integral part of the consolidated financial statements

170

1.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Scythian Biosciences Inc. (the “Company”) was incorporated on July 9, 2014 as Valens Agritech Canada Inc. The Company is focused on the acquisition of companies in the medical marijuana market, either in the business of production and sales of prescription marijuana to individual consumers, or in its application for medical and academic uses in the development of new pharmaceuticals. On April 16, 2015, the Company changed its name to Spartan Cannabis Corp. On October 29, 2015, the Company changed its name to Scythian Biosciences Inc.

The Company’s principal and registered office is 200-366 Bay St., Toronto, ON, M5H 4B2.

Effective August 1, 2017 the Company effected a reverse stock split on the basis of 1:80. As such, all shares of common stock issued and outstanding were decreased on the basis of one new share for each eighty old shares. These consolidated financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. At March 31, 2017, the Company’s operations did not generate cash flow, the Company had incurred a net loss for the year ended and had an accumulated deficit of $6,921,986. In addition, the Company has significant spending commitments under a collaborative research agreement (Note 8). The Company’s financial success is dependent on management’s ability to continue to raise adequate financing on reasonable terms to fulfil these obligations as they come due, and to commence profitable operations in the future. These factors indicate the existence of a material uncertainty, which may cast significant doubt about the Company’s ability to continue as a going concern. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these consolidated financial statements. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

a)	Statement of Compliance

These consolidated financial statements of the Company, approved by the Board of Directors on August 9, 2017 have been prepared in accordance and in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using the significant accounting policies outlined in Note 3.

b)	Basis of Measurement

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency. These consolidated financial statements are prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

171

3.	SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Judgements and Estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to: going concern, useful lives of plant and equipment, impairment of non-financial assets, common shares and share purchase option valuations.

Basis of Consolidation

These consolidated financial statements include the accounts of Scythian Biosciences Inc. and its wholly-owned subsidiaries, Go Green Management Corp. and Go Green B.C. Medicinal Marijuana Ltd.; companies formed under the Business Corporation Act of British Columbia. All inter-company transactions and balances have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change of value. The Company uses the indirect method of reporting cash flows from operating activities.

Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

172

3.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Income Taxes – Continued

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the related asset is realized or liability is settled, based on the laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at the end of the reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Management exercises judgment in estimating the provision for taxes. The Company is subject to tax laws in various jurisdictions where it operates. Various tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for taxes may increase or decrease in future periods to reflect actual experience.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. As at March 31, 2017, 2016, and 2015, no provision has been recorded by the Company.

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average share outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.

173

3.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model or the fair value of the shares granted.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled, or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense. When vesting conditions are not satisfied, any previously recognized expense is reverse.

174

3.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Financial Instruments

All financial instruments are recorded initially at fair value. In subsequent periods, all financial instruments are measured based on the classification adopted for the financial instruments: held to maturity, loans and receivables, fair value through profit or loss (“FVTPL”), available-for-sale, fair value through profit or loss liabilities or other liabilities. Fair value through profit or loss assets and liabilities are subsequently measured at fair value with the change in the fair value recognized in net income (loss) during the period. Held to maturity assets, loans and receivable, and other liabilities are subsequently measured at amortized cost using the effective interest rate method. Available for sale assets are subsequently measured at fair value with the change in fair value recorded in other comprehensive income (loss), except for equity instruments without a quoted market price in active markets and whose fair value cannot be reliably measured, which are measured at cost.

The Company has classified its financial instruments as follows:

Financial Instrument	Classification
Cash	Fair value through profit or loss
Promissory notes receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities

The Company’s financial instruments measured at fair value on the statements of financial position consist of cash which is measured at level 1 of the fair hierarchy. The three levels of the fair value hierarchy are as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company’s financial instruments, consisting of cash, promissory notes receivable and accounts payable and accrued liabilities approximate fair value due to the short-term maturity of these instruments. There are no financial instruments in Level 2 or Level 3. Also, there have been no transfers between levels during the year.

Impairment of Financial Assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

175

3.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Financial Instruments – Continued

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (each, a “cash-generating unit”). An impairment loss is recognized if the carrying amount of a cash-generating unit exceeds it estimated recoverable amount. The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cost flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets. An impairment loss is charged to the profit or loss, except to the extent it reverses gains previously recognized in other comprehensive loss/income.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss has been recognized.

Impairment of Non-Financial Assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date and when events or changes in circumstances indicate that their carrying amount may not be recoverable. If any such indication exists, then the assets’ recoverable amount is estimated.

Share Capital

Proceeds from the issuance of units are allocated between share and warrants issued according to their relative fair value using the residual method. Costs directly attributable to the raising of share capital financing are charged against share capital.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profit. Other comprehensive income consists of changes to unrealized gain and losses on available for sale financial assets, changes to unrealized gains and losses on the effective portion of cash flow hedges and changes to foreign currency translation adjustments of self-sustaining foreign operations during the period. Comprehensive income measures net earnings for the period plus other comprehensive income. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as accumulated other comprehensive income. The Company has not had other comprehensive income since inception.

176

3.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Segment Reporting

A reportable segment, as defined by ‘IFRS 8 Operating Segments’, is a distinguishable business or geographical component of the Company, which are subject to risks and rewards that are different from those of other segments. At March 31, 2017, 2016 and 2015, the Company considers that it has only one reportable segment.

Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company is the Canadian dollar. The functional currency determination was conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the date of the transaction. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in a foreign currency are translated at the rate of exchange prevailing at the statement of financial position date, while non-monetary assets and liabilities are translated at the exchange rate prevailing on the transaction date. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transaction. Exchange gains and losses arising on translation are included in the statement of comprehensive loss or income.

Transaction costs

Transaction costs for financial instruments classified as FVTPL are recognized as an expense in the year they are incurred. For all non-FVTPL financial instruments, they are capitalized and amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments.

Leases

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of profit and loss and comprehensive loss.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term. For the year ended March 31, 2017 and 2016 and the period ended March 31, 2015, the Company did not have any finance leases.

Operating lease payments are recognized as an expense in the statement of profit and loss and comprehensive loss on a straight-line basis over the lease term.

177

3.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Plant and equipment

Plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such costs include the cost of replacing part of the plant and equipment, and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Company depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit and loss as incurred. The present value of the expected cost for decommissioning or disposing of an asset group after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Depreciation is calculated on a straight line or declining balance basis over the estimated useful lives of the asset group, as follows:

Leasehold improvements Straight line over 5 years

Machinery and equipment 20% declining balance

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on derecognition of the assets, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the income statement when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Research and development costs

Research costs are expensed as incurred.

Development expenditures are expensed when incurred unless the Company can demonstrate that the development expenditures satisfy the criteria for recognition as an intangible asset pursuant to IAS 38 Intangible Assets (“IAS 38”). Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

●	the technological feasibility of completing the asset so that the asset will be available for sale or use
●	the Company’s ability and intention to use or sell the asset
●	how the asset will generate future economic benefits
●	the availability of resources to complete the asset
●	the ability to measure reliably the expenditure during development

Following initial recognition of the development expenditures as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete and the asset is available for use. It is amortized over the expected period of future benefit. During the period of development, the asset is tested for impairment at least annually.

178

3.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Deferred Share Units

The Company’s deferred share unit (“DSU”) plan provides for grants to non-employee directors as a long-term incentive component of their compensation. DSU’s vest immediately upon grant and are paid out in either cash or shares when a participant ceases to be a director of the Company. The DSUs are recorded as a liability at fair value at the date of grant. Each subsequent reporting period, the liability is updated to the period end fair value of the DSU’s and changes are recorded as a deferred share unit compensation expense. The fair value of the DSU’s are calculated based on the period ended share price of the Company. As at March 31, 2017, the Company has not issued any DSU’s.

Future Changes in Accounting Policies

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been early-adopted by the Company.

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is not expected to have an impact on the classification and measurement of the Company’s financial assets and liabilities when adopted in 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The adoption of IFRS 16 is not expected to have an impact on the classification and measurement of the Company’s financial instruments, when adopted in 2019.

4.	ACQUISITION

On April 21, 2015, the Company entered into a Securities Purchase Agreement (the “SPA”) with the shareholders of Go Green B.C. Medicinal Marijuana Ltd. (“Go Green”) (the “Vendors”), whereby the Company agreed to purchase 100% of the common shares of the Company in exchange for $250,000 in cash and 45,000 common shares of the Company (the “Consideration Shares”). As a result, Go Green became a wholly owned subsidiary of the Company.

Pursuant to the terms of the SPA, 90% of the Consideration Shares are subject to an escrow agreement between the Company and the Vendors whereby the Consideration Shares will be released based on certain performance conditions of the Vendors.

For accounting purposes, the transaction is reflected as acquisition of assets at fair value. The fair value of consideration paid of $1,150,000, comprised of (i) $250,000 (ii) Consideration Shares of $900,000, the fair value of which was determined with reference to the price at which common shares were being sold in private placement offerings at or around the transaction date, approximates the fair value of the assets acquired at the time of closing.

The assets of Go Green acquired at the date of the Acquisition were as follows:

Machinery and equipment	$406,075
Leasehold improvements	743,925

Net assets acquired	$1,150,000

No liabilities were assumed in the acquisition.

The Company paid a finder’s fee of 3,750 common shares of the Company to a third party (the “Finders Shares”). The fair value of these shares of $75,000 was expensed through the consolidated statement of loss and comprehensive loss as a transaction cost. The fair value of the Finders Shares was determined with reference to the price at which common shares were being sold in private placement offerings at or around the transaction date, and approximates the fair value of the assets acquired at the time of closing.

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5.	PROMISSORY NOTE RECEIVABLE

	2017	2016	2015

Opening Balance	$-	$82,460	$-
Advance (Settlement) during the year/period	-	(85,000)	70,194
Foreign exchange impact on principal	-	11,741	5,705
Accrued interest	-	6,098	2,036
Accrued penalties	-	20,930	4,525
Loss on Extinguishment	-	(36,229)	-

Ending Balance	$-	$-	$82,460

On December 22, 2014, the Company received a promissory note in the amount of $70,194 (US$60,000) from a consultant of the Company, pursuant to a loan advanced to the consultant. The note was bearing interest at 10% per annum and was due on demand by the Company, but no later than January 31, 2015.

This promissory note was not repaid on January 31, 2015 and as such and in accordance with the terms of the note, the note was bearing a penalty of 3% per month for each month the note remained unpaid after January 31, 2015. During the year ended March 31, 2016, the Company recorded interest and penalty income of $27,028 (2015: $6,561) in connection with interest and penalties accrued under the note.

On January 11, 2016, pursuant to a Settlement and Redemption Agreement, the Company agreed to forgive the accrued interest and penalties of $33,589 and settle the principal of the note in exchange for the presentment for redemption and cancellation to the Company of 4,250 shares owned by the consultant (the “Settlement Shares”). The $85,000 settlement amount was recognized in equity.

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6.	PLANT AND EQUIPMENT

Plant and equipment consists of the following:

	Leasehold improvements	Machinery and equipment	Total
Cost as at March 31, 2015	$-	$-	$-
Additions	743,925	406,075	1,150,000
Cost as at March 31, 2016 and 2017	$743,925	$406,075	$1,150,000

Accumulated depreciation as at March 31, 2015	$-	$-	$-
Depreciation	111,589	60,911	172,500
Accumulated depreciation as at March 31, 2016	$111,589	$60,911	$172,500
Depreciation	148,785	69,033	217,818
Accumulated depreciation as at March 31, 2017	$260,374	$129,944	$390,318

Net book value as at March 31, 2015	$-	$-	$-
Net book value as at March 31, 2016	$632,336	$345,164	$977,500
Net book value as at March 31, 2017	$483,551	$276,131	$759,682

During the year ended March 31, 2017, the Company recorded depreciation expense of $217,818 (2016: $172,500, 2015: $Nil).

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7.	RELATED PARTY TRANSACTIONS AND BALANCES AND KEY MANAGEMENT COMPENSATION

All related party transactions are carried out in the normal course of operations and are recorded at fair value. The Company has identified its directors and officers as its key management personnel.

During the years ended March 31, 2017, 2016, and for the period from Inception to March 31, 2015, the Company carried out the following transactions with directors and officers of the Company:

Related Party	Nature of Transaction

Jonathan Gilbert, CEO and director	Salaries and benefits
Mohammad Fazil, President and director	Salaries and benefits
Harvey Lalach, CFO and director	Salaries and benefits
David Schrader, COO and director	Salaries and benefits
Allen Cohen, director	Directors fees
Jerome Gilbert, director	Directors fees
Michael Petter, director	Directors fees

Related Party Balances

At March 31, 2017, included in accounts payable and accrued liabilities is an amount of $1,395,150 (2016: $584,888; 2015: $180,700) owing to directors and officers of the Company in respect of unpaid salaries and benefits, directors’ fees, and reimbursable expenses. These amounts are unsecured, non-interest bearing and are payable on demand.

Related Party Transactions

During the year ended March 31, 2017, an amount of $985,658 (2016: $1,155,658; 2015: $355,300) in consulting fees, salaries and benefits was accrued or paid to directors and officers of the Company in connection with employment and consulting agreements.

During the year ended March 31, 2017, an amount of $15,000 (2016: $21,089; 2015: $Nil) in directors’ fees was accrued or paid to directors and officers of the Company in connection with directors’ agreements.

On February 16, 2017, the Company issued 50,000 common shares in exchange for $10,000 in services rendered by a director and officer of the Company, the value of which was determined based on the fair value of the shares issued as evidenced by recent private placements.

During the period ended March 31, 2015, the Company issued 93,750 common shares at $0.40 per share for gross proceeds of $37,500 to directors and officers of the Company, pursuant to private placement subscription agreements.

182

8.	OBLIGATION UNDER RESEARCH AGREEMENT

On July 25, 2016, the Company entered into a collaborative research agreement, and amended on February 10, 2017 (the “Agreement”) with the University of Miami (the “University”). The University has agreed to assist the Company with the research, development and preclinical and clinical trials research studies.

The obligation of the University to commence and continue the Project is contingent upon the Company making payments to the University in accordance with the budget outlined below:

●	1st payment: USD$250,000 on November 30, 2016 (paid);
●	2nd payment: USD$175,000 due on January 30, 2017 (paid);
●	3rd payment: USD$1,000,000 due on February 28, 2017 (paid);
●	4th payment: USD$2,000,000 due on March 31, 2017
●	5th payment: USD$1,575,000 due on April 30, 2017
●	6th payment: USD$2,000,000 due on January 1, 2018
●	7th payment: USD$3,000,000 due on January 1, 2019
●	8th payment: USD$3,000,000 due on January 1, 2020
●	9th payment: USD$3,000,000 due on January 1, 2021

Institution overhead of 29% will be applied to all payment milestones listed above as applicable. Total amount of funding, inclusive of University’s overhead is USD$20,640,000.

At March 31, 2017, included in prepaid expenses and deposits is an amount of $860,876 (USD$645,900) in milestone payments paid to the University which were unspent as at March 31, 2017.

The Company did not make the payments due on March 31, 2017, and April 30, 2017, in accordance with the terms of the Agreement.

183

9.	CAPITAL STOCK

a.	Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of non-voting, non-participating, non-cumulative preferred shares without par value, redeemable at the option of the Company or holder.

Changes in the issued and outstanding common shares of the Company during the years ended March 31, 2017, March 31, 2016, and the period from Inception on July 9, 2014, to March 31, 2015, were as follows:

	Number of shares	Amount
Balance, date of incorporation	1	$-

Shares issued
Pursuant to private placements at $0.40	218,750	87,500
Pursuant to private placements at $4.00	51,305	205,220
Pursuant to private placements at $40.00	25,132	1,005,307

Balance, March 31, 2015	295,188	1,298,027

Shares issued
Pursuant to private placements at $16.00	15,625	250,000
Pursuant to private placements at $20.00	38,081	761,629
Pursuant to private placements at $40.00	1,441	57,628
Pursuant to private placement re-pricings	42,378	-
Pursuant to Securities Purchase Agreement (Note 4)	45,000	900,000
Finders fee	3,750	75,000
In exchange for services	12,500	250,000
Redeemed and cancelled
Pursuant to promissory note settlement	(4,250)	(85,000)

Balance, March 31, 2016	449,713	3,507,284

Shares issued
Pursuant to private placements at $20.00	4,095	81,900
Pursuant to private placements at $0.20	2,000,000	400,000
Pursuant to private placements at $8.00	370,743	2,965,945
Less; share issue costs		(748,931)
In exchange for services	50,000	10,000

Balance, March 31, 2017	2,874,551	$6,216,198

184

9.	CAPITAL STOCK – Continued

b.	Share Purchase Options

The Board of Directors of the Company (the “Board”) has approved a Stock Option Plan (the “Plan”). The purpose of the Plan is to grant share purchase options to directors, senior officers, employees and consultants of the Company. The maximum number of shares reserved for issue under the Plan will be equal to 10% of the aggregate issued and outstanding shares of the Company at the date of approval of the Plan, but the maximum number may be revised from time to time by the Board.

The Plan is administered by the Board. The exercise price of options issued under the Plan shall be equal to the market price (as defined by the Plan) of the Company’s shares on the grant date, less applicable discount, if any, permitted by securities legislation and approved by the Board. Stock options may be granted under the Plan for an exercise period determined by the Board, subject to earlier termination in accordance with the terms of the Plan.

A summary of the status of the Company’s outstanding share purchase options for the years ended March 31, 2017 and 2016 and the period ended 2015, is presented below:

	Number of options	Weighted Average exercise price

Outstanding, date of incorporation and March 31, 2015	-
Granted	73,750	$20.00

Outstanding, March 31, 2016	73,750	20.00
Granted	62,500	0.20

Outstanding, March 31, 2017	136,250	$10.92

185

9.	CAPITAL STOCK – Continued

b.	Share Purchase Options – Continued

At March 31, 2017, the following stock options were outstanding:

Exercise price	Number of options outstanding	Number vested	Expiry Date
$20.00	57,500	57,500	August 31, 2020
$20.00	625	375	October 3, 2020
$20.00	625	375	October 16, 2020
$20.00	12,500	6,250	December 28, 2020
$20.00	2,500	2,500	February 12, 2021
$0.20	62,500	62,500	January 30, 2020

Total	136,250	129,500

During the periods ended March 31, 2017, 2016, and for the period from Inception to March 31, 2015, the Company recorded stock based compensation expense in the consolidated statement of operations as follows:

	2017	2016	2015
Consulting fees	$78,798	$127,908	$-
Director fees	-	105,900	-
Salaries and wages	4,700	705,900	-
Total share based payments	$83,498	$939,708	$-

The fair value of each award is estimated on the grant date using the Black Scholes option pricing model based on the following weighted average assumptions:

	2017	2016	2015
Risk-free interest rate	0.74%	0.45%	-
Expected life (in years)	1.50	2.69	-
Estimated stock price(1)	$0.20	$20.00	-
Expected volatility(2)	79.97%	130.68%	-
Dividend yield	0.00%	0.00%	-

(1)	The estimated stock price was determined with reference to the price at which common shares were being sold in private placement offerings at or around the transaction date
(2)	The Company has estimated expected share price volatility based on the historical share price volatility of comparable entities

186

9.	CAPITAL STOCK – Continued

c.	Share Purchase Warrants

A summary of the Company’s share purchase warrants outstanding is presented below:

	Number of warrants	Weighted Average exercise price

Outstanding, date of incorporation and March 31, 2015, and 2016	-
Issued	142,196	$8.73

Outstanding, March 31, 2017	142,196	$8.73

During the year ended March 31, 2017, the Company issued 116,244 share purchase warrants exercisable at $8.00 per share for a period of two years from the date of issuance as commissions in connection with private placement subscription receipts at $8.00 per share. The fair value of these warrants of $398,200 was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.86%, expected life 2.0 years, estimated stock price $8.00, expected volatility 78.95%, dividend yield 0.00%.

During the year ended March 31, 2017, the Company issued 25,952 share purchase warrants exercisable at $12.00 per share for a period of three years from the date of issuance as commissions in connection with a private placement at $8.00 per share. The fair value of these warrants of $85,400, was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.78%, expected life 3.0 years, estimated stock price $8.00, expected volatility 78.73%, dividend yield 0.00%.

At March 31, 2017, the Company had share purchase warrants outstanding as follows:

Exercise price	Number of warrants outstanding	Expiry Date
$8.00	114,493	June 12, 2019
$8.00	1,751	June 12, 2019
$12.00	20,746	March 20, 2020
$12.00	5,206	March 31, 2020

	142,196

187

10.	LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following data:

	2017	2016	2015
Numerator
Net loss attributable to common shareholders	$(2,976,064)	$(3,058,535)	$(887,387)
Denominator
Weighted average number of common shares outstanding	779,468	403,670	237,428
Dilutive effect of assumed exercise of stock options and warrants	-	-	-
Diluted weighted average number of common shares outstanding	779,468	403,670	237,428

Loss per share (basic and diluted)	$(3.82)	$(7.58)	$(3.74)

The basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as stock options and share purchase warrants, in the weighted average number of common shares outstanding during the period, only if dilutive.

As of March 31, 2017, loss per share excludes 278,446 (2016: 73,750; 2015: Nil) potentially dilutive common shares related to outstanding share purchase options and warrants, as the effect was anti-dilutive.

11.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in shareholders’ equity and cash as capital. The Company manages the capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund the operation of the Company. To secure the additional capital necessary to pursue these plans, the Company intends to raise additional funds through the equity or debt financing. The Company is not subject to any capital requirements imposed by a regulator.

188

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities; the fair values of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

● Market Risk

● Credit Risk

● Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks, and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

Market Risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing in financing development. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Interest risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market risk. The Company’s sensitivity to interest rates is currently immaterial.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. From time to time, the Company holds financial instruments that are denominated in a currency other than the Canadian dollar. At March 31, 2017, the Company held financial assets of $888,969 (2016: 139,965, 2015: $56,740) denominated in US dollars, had commitments denominated in US Dollars (Note 8) and, during the year ended March 31, 2016, the Company held a note receivable denominated in US dollars. During the year ended March 31, 2017, the Company recognized foreign currency exchange loss of $14,605 (2016: gain of $4,917, 2015: losses of $653) relating to currency fluctuations between the Canadian and US dollars.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Company currently has no assets subject to changes in valuation arising from changes in equity markets.

189

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – Continued

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to discharge an obligation. The Company is subject to normal industry credit risks. Therefore, the Company believes that there is exposure to credit risk on outstanding loans.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.

The Company addresses its liquidity through equity financing by the sale of common shares and through debt financing. While the Company believes its exposure to liquidity risk is immaterial due to the fact that the Company has no operating business, there is no assurance that the Company will be successful in securing financing in the future.

Fair Values

The fair values of the Company’s financial assets and liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

13.	INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2017	2016	2015

Loss before income taxes	$(2,976,064)	$(3,058,535)	$(887,387)

Income tax rate	26.5%	26.5%	26.5%

Expected income tax recovery	$(788,657)	$(810,512)	$(235,158)
Effect on income taxes of:
Non-deductible items and rate differences	26,079	271,165	3,169
Changes in deferred tax assets not recognized	762,578	539,347	231,989

Income tax recovery	$-	$-	$-

190

13.	INCOME TAXES – Continued

The following table summarizes the components of deferred tax assets and liabilities:

	2017	2016	2015

Deferred tax asset
Non-capital loss carryforwards	$-	$-	$2,495
Deferred tax liability
Promissory note receivable	-	-	(2,495)

Net deferred tax liability	$-	$-	$-

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2017	2016	2015

Plant and equipment	$390,318	$172,500	$-
Undeducted financing costs	212,265	-	-
Eligible capital expenditures	39,375	39,375	39,375
Non-capital loss carryforwards	5,411,729	2,698,827	833,202

Unrecognized deductible temporary differences	$6,053,687	$2,910,702	$872,577

The Canadian non-capital loss carryforwards expire as noted in the table below. Share issue and financing costs will be fully amortized in 2021. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2035	$845,468
2036	1,853,359
2037	2,712,902

$5,411,729

191

14.	COMMITMENTS

The Company is committed to minimum future lease payments during fiscal year ending March 31, 2018 of $61,801.

The Company also has certain commitments with regards to the research agreement with the University of Miami as discussed in note 8.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Investing and financing activities that do not have a direct impact on cash flows are excluded from the statement of cash flows.

During the year ended March 31, 2016, the Company cancelled a promissory note receivable in the amount of US$60,000 in exchange for the redemption and cancellation of 4,250 shares of the Company (note 5). This transaction has been excluded from the statement of cash flows.

16.	SUBSEQUENT EVENTS

Subsequent to March 31, 2017;

i)	The Company entered into a Business Combination Agreement dated June 6, 2017 with Kitrinor Metals Inc. (“Kitrinor”), a public company whose shares trade on the TSX Venture Exchange (“TSXV”) and 10188760 Canada Inc., a wholly owned subsidiary of Kitrinor incorporated for the purposes of the Business Combination Agreement (“Subco”), pursuant to which the Company will amalgamate with Kitrinor by way of a three-cornered amalgamation under the federal laws of Canada (the “Proposed Transaction”). If completed, the proposed transaction will constitute a reverse takeover of Kitrinor by the Company and the business of Kitrinor will become the business of the Company.

Pursuant to a Finder’s Fee Agreement dated January 10, 2017, the Company will issue 49,700 post consolidation shares of the Resulting Issuer upon completion of the Proposed Transaction.

The Proposed Transaction is subject to regulatory approval, including the approval of the TSXV, and certain closing conditions; including completion of the share consolidations, name change, approval of a deferred share unit plan, and the election of the Resulting Issuer directors.

In connection with the Proposed Transaction, effective August 1, 2017, the Company effected a reverse stock split on the basis of 1:80, and completed the Business Combination. As such, all shares of common stock issued and outstanding were decreased on the basis of one new share for each eighty old shares. These consolidated financial statements give retroactive effect to such reverse split.

192

16.	SUBSEQUENT EVENTS – Continued

ii)	The Company met all of the conditions related to the subscription receipt financing 1,660,625 common shares of the Company at a price of $8.00 per share, raising gross proceeds of $13,285,000 (the “Offering”).

iii)	The Company issued an aggregate of 75,000 share purchase options exercisable at $8.00 per share for a period of 5 years from the date of issuance to directors and officers of the Company in exchange for services to be rendered.

iv)	An aggregate of 51,250 share purchase options exercisable at $20.00 per share were forfeited or cancelled, unexercised.

v)	The Company issued 143,750 DSU’s to officers and directors of the Company.

vi)	The Company settled all amounts payable to officers of the Company by issuing 12,500 common shares of the Company and paying $45,000 cash.

193

Pro Forma Financial Statements

194

INDEX TO THE FINANCIAL STATEMENTS

Scythian Biosciences Corp.

(formerly Kitrinor Metals Inc.)

Unaudited pro forma consolidated statements of financial position as of June 30, 2017

(Expressed in US Dollars unless otherwise noted)

195

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements are provided for informational purposes only and do not purport to represent what the actual combined results of operations or the combined financial position of the combined company would be had the Transaction (as defined below) occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited combined financial statements do not reflect any cost savings or synergies that the management of Kitrinor Metals Inc. (the “Company” or “Kitrinor”), and Scythian Biosciences Inc. (the “Scythian”) could have achieved if they were together through this period.

On August 1, 2017, pursuant to a Business Combination Agreement dated June 6, 2017, between the Company, Scythian and a subsidiary of the Company (“Subco”), the Company acquired 100% of the common shares of Scythian through a transaction whereby Subco merged with Scythian (the “Transaction”). The Company issued one common share, in exchange for each common share previously issued and outstanding in Scythian. Prior to the Transaction, Scythian completed a share consolidation on a 80 pre-consolidation shares for 1 post consolidation share basis, and the Company completed a share consolidation on a 20 pre-consolidation shares for 1 post consolidation share basis.

Upon completion of the Transaction, the former shareholders of Scythian will become the controlling shareholders of the Company. This type of share exchange, referred to as a reverse acquisition (“RTO”), deems Scythian to be the acquirer for accounting purposes.

Accounting for RTO

The Transaction has been accounted for in accordance with IFRS 2, which results in the following:

●	Scythian is deemed to be the acquirer and the Company is deemed to be the acquiree for accounting purposes;

●	accordingly, Scythian’s balances are accounted for at cost and the Company is accounted for at fair value;

●	since the Company’s operations do not constitute a business, the transaction has been accounted for as a reverse acquisition that is not a business combination;

●	therefore, the Company’s share capital, deficit and contributed surplus will be eliminated, the consideration transferred by the Company will be allocated to share capital and transaction costs will be expensed;

●	the capital structure recognized in the consolidated financial statements will be that of the Company, but the dollar amount of the issued share capital in the unaudited pro forma consolidated statement of financial position immediately prior to acquisition will be that of Scythian, plus the value of shares issued by the Company to acquire Scythian, plus any shares issued by the Company prior to or as part of the transaction.

Since the Company’s operations do not constitute a business, the consideration transferred by the Company is allocated to share capital and transaction costs will be expensed. An increase in share capital of $5,276,256, an increase in warrants of $3,907,195, an increase in contributed surplus of $23,042, and an increase in deficit of $9,233,797 has been allocated based on the following:

Share consideration transferred (659,532 shares on a post-consolidation (13,190,638 pre-consolidation) basis at a price of $8.00 per share)	$5,276,256
Warrant consideration transferred (578,250 warrants on a post-consolidation (11,565,000 pre-consolidation) basis at an average fair value of $6.76 per warrant) (1)	3,907,195
Option consideration transferred (10,675 options on a post-consolidation (213,500 pre-consolidation) basis at an average fair value of $2.16 per option) (2)	23,042
Total value	$9,206,493

Cash and cash equivalents	$3,207
Accounts receivable, net	3,260
Accounts payable and accrued liabilities	(33,771)
Transaction costs	9,233,797
$9,206,493

(1) Valued using the Black-Scholes Option Pricing Model with a share price of $8.00, volatility of 180%, risk free rate of 0.75%, expected life of 0.97-1.78 years and dividend yield of 0%.

(2) Valued using the Black-Scholes Option Pricing Model with a share price of $8.00, volatility of 180%, risk free rate of 0.75%, expected life of 0.97 years and dividend yield of 0%.

196

Presentation of Pro Forma Statements of Loss and Comprehensive Loss

The unaudited pro forma combined statements of loss and comprehensive loss for the periods presented give effect to the Transaction as if it was consummated on April 1, 2016, the start of the March 31, 2017 year-end of the Company, and April 1, 2017, the start of the four month fiscal period ended July 31, 2017.

The Company describes the assumptions underlying the pro forma adjustments in the accompanying notes, which should also be read in conjunction with these unaudited pro forma combined statements of loss and comprehensive loss. Please read this information in conjunction with:

●	The audited financial statements of the Company for the year ended December 31, 2016 and 2015 and the unaudited financial statements of the Company for the three month periods ended March 31, 2017 and 2016.
●	The unaudited financial statements of the Company for the three and six month periods ended June 30, 2017, and 2016.
●	The audited consolidated financial statements of Scythian for the year ended March 31, 2017 and 2016.
●	The unaudited condensed consolidated financial statements of Scythian for the three month periods ended June 30, 2017 and 2016.

The Company and Scythian also prepared internal management financial statements for the month ended July 31, 2017, which was combined with the period ended June 30, 2017 financial statements for the Company and Scythian in order to prepare the pro forma combined statements of loss and comprehensive loss for the four month period ended July 31, 2017.

197

Scythian Biosciences Inc.

Pro Forma Combined Statement of Loss and Comprehensive Loss

For the year ended March 31, 2017

Expressed in Canadian Dollars

	Scythian	Kitrinor	Adjustments	Combined

EXPENSES
Advertising and public relations	$8,568	$-	$-	$8,568
Depreciation	217,818	-	-	217,818
Consulting	175,663	-	-	175,663
Directors fees	15,000	-	-	15,000
Office and general	33,298	48,177	-	81,475
Professional fees	318,608	34,307	-	352,915
Rent	84,910	-	-	84,910
Research and development	1,038,020	-	-	1,038,020
Exploration and evaluation expenditures	-	(600)	-	(600)
Salaries and wages	1,083,941	-	1,150,000	2,233,941
Travel	20,433	-	-	20,433

	2,996,259	81,884	1,150,000	4,228,143

OTHER INCOME (EXPENSES)
Transaction costs	-	-	9,931,397	9,931,397
Foreign exchange gain (loss)	(14,605)	-	-	(14,605)
Interest income (expense)	(49,278)	-	-	(49,278)
Debt forgiveness	-	10,933	-	10,933
Rental income	84,078	-	-	84,078

NET LOSS AND COMPREHENSIVE LOSS	(2,976,064)	(70,951)	(11,081,397)	(14,190,668)

Loss per share
Basic and diluted	$(3.82)	$(0.13)	$(6.67)	$(4.75)

Weighted average number of shares outstanding
Basic and diluted	779,468	544,604	1,660,625	2,984,697

198

Scythian Biosciences Inc.

Pro Forma Combined Statement of Loss and Comprehensive Loss

For the four month period ended July 31, 2017

Expressed in Canadian Dollars

	Scythian	Kitrinor	Adjustments	Combined

EXPENSES
Advertising and public relations	$29,181	$-	$-	$29,181
Depreciation	84,698	-	-	84,698
Consulting	39,707	-	-	39,707
Office and general	33,890	27,505	-	61,395
Professional fees	87,669	101,862	-	189,531
Research and development	686,579	-	-	686,579
Salaries and wages	257,752	12,960	1,150,000	1,420,712
Travel	35,276	-	-	35,276

	1,254,752	142,327	1,150,000	2,547,079

OTHER INCOME (EXPENSES)
Transaction costs	-	-	9,931,397	9,931,397
Foreign exchange loss	(22,298)	-	-	(22,298)
Interest income	6,091	-	-	6,091
Rental income	21,084	-	-	21,084

NET LOSS AND COMPREHENSIVE LOSS	(1,249,875)	(142,327)	(11,081,397)	(12,483,353)

Loss per share
Basic and diluted	$(0.43)	$(0.22)	$(6.67)	$(2.40)

Weighted average number of shares outstanding
Basic and diluted	2,881,147	652,608	1,660,625	5,194,380

199

Pro Forma Adjustments to the Unaudited Pro forma Statements of Loss and Comprehensive Loss

Certain adjustments have been made while combining the two companies which are detailed in note 3. The pro forma adjustments are based on available information and assumptions that Scythian believes are reasonable. Such adjustments are estimates and are subject to change.

1.	Since the Company’s operations do not constitute a business, the consideration transferred by the Company is allocated to share capital and transaction costs will be expensed. An increase in share capital of $5,276,256, an increase in warrants of $3,907,195, an increase in contributed surplus of $23,042, and an increase in deficit of $9,233,797 has been allocated based on the following:

Share consideration transferred (659,532 shares on a post-consolidation (13,190,638 pre-consolidation) basis at a price of $8.00 per share)	$5,276,256
Warrant consideration transferred (578,250 warrants on a post-consolidation (11,565,000 pre-consolidation) basis at an average fair value of $6.76 per warrant) (1)	3,907,195
Option consideration transferred (10,675 options on a post-consolidation (213,500 pre-consolidation) basis at an average fair value of $2.16 per option) (2)	23,042
Total value	$9,206,493

Cash and cash equivalents	$3,207
Accounts receivable, net	3,260
Accounts payable and accrued liabilities	(33,771)
Transaction costs	9,233,797
$9,206,493

(1) Valued using the Black-Scholes Option Pricing Model with a share price of $8.00, volatility of 180%, risk free rate of 0.75%, expected life of 0.97-1.78 years and dividend yield of 0%.

(2) Valued using the Black-Scholes Option Pricing Model with a share price of $8.00, volatility of 180%, risk free rate of 0.75%, expected life of 0.97 years and dividend yield of 0%.

2.	A decrease in cash and a corresponding increase in transaction costs in the amount of $300,000 representing estimated costs incurred related to the transaction.
3.	As part of the transaction, the Company will issue 49,700 post-consolidation common shares in connection with the Finder’s Fee agreement, resulting in an increase in share capital of $397,600 and increase in transaction costs of a corresponding amount.
4.	An increase in deferred share unit liability and a corresponding increase in salaries and wages in the amount of $1,150,000 representing the issuance of an additional 143,750 deferred share units post-consolidation at $8.00 per unit.
5.	All common share equivalents, options and warrants have been excluded from the computation of diluted loss per share as their effects are anti-dilutive.

Pro Forma Share Capital:
(presented on a post-consolidation basis)	Number

The Company’s common shares outstanding - March 31, 2017, post-consolidation	659,532

Common shares issued to Scythian’s shareholders, post-consolidation	2,887,051

Shares issued to the Company’s shareholders for a shares for debt agreement in	12,500

Shares to be issued pursuant to the subscription receipts private placement in note	1,660,625

Issuance of finders fee in note	49,700

Pro forma share capital - March 31, 2017	5,269,408

200